Exhibit 99.1

CRYSTALLEX INTERNATIONAL CORPORATION

    ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2004

  March 30, 2005

TABLE OF CONTENTS

	Page		Page

DOCUMENTS INCORPORATED BY REFERENCE	3	DESCRIPTION OF SHARE CAPITAL AND RELATED
FOREIGN EXCHANGE AND ACCOUNTING PRINCIPLES	3	INFORMATION	26
GLOSSARY AND METRIC/IMPERIAL CONVERSION TABLE	3	Authorized Capital	26
SPECIAL NOTE REGARDING FORWARD-LOOKING		Common Shares	26
STATEMENTS	4	Class “A” Preference Shares and Class “B” Preference
CRYSTALLEX	5	Shares	26
Overview	5	Shareholder Rights Plan	26
Corporate Chart	6	Price Range and Trading Volume of the Common Shares	27
MINERAL RESERVES AND RESOURCES	7	Dividend Policy	27
INFORMATION WITH RESPECT TO THE GOLD INDUSTRY	9	Capitalization	28
MINING IN VENEZUELA	10	LEGAL PROCEEDINGS	29
Venezuela	10	Withdrawal of MINCA Litigation	29
Mining Law	10	MINCA Litigation	29
Introduction	10	Vannessa Arbitration	29
Mineral Concessions	10	Vengroup Arbitration	30
Direct Exploitation	11	Background	30
Environmental Laws	11	Notice of Arbitration	30
General	11	RISK FACTORS	32
Environmental Impact Assessment	11	Arbitration Proceedings	32
Mine Closure and Remediation	11	Mine Operation Agreement	32
Taxation	11	Lack of Ownership Rights	32
Corporate Income Tax	11	Lack of Copper Rights	32
Dividends and Branch Profits Tax	12	Additional Funding Requirements	32
Financial Transactions Tax	12	Reserve and Resource Estimates	33
VAT and Import Duties	12	Title to Mineral Properties	33
Tax Treaties	12	Gold Price Volatility	33
Exchange Controls	12	Gold Hedging Activities	33
LAS CRISTINAS PROJECT	13	Mineral Exploration and Exploitation	34
Location and Property Descriptions	13	Country Risk	34
Mine Operation Agreement	14	Uninsurable Risks	34
Accessibility, Physiography and Climate and Local Resources		Competition	34
and Infrastructure	15	Limited Mining Operations	35
Accessibility	15	Production Risks	35
Physiography and Climate	15	Environmental Regulation and Liability	35
Local Resources and Infrastructure	16	Regulations and Permits	35
History	16	Currency Fluctuations	36
Geology and Mineralization	16	Recent Losses and Write-downs	36
Regional Geology	16	Credit Agreement Restrictions	36
Local Geology	16	Dependence on Key Employees	36
Mineralization	17	Potential Dilution	36
Drilling, Sampling and Data Verification	17	DIRECTORS AND SENIOR OFFICERS	37
Mineral Reserves	19	Audit Committee	39
Additional Mineral Resources	19	Composition	39
Feasibility Studies	19	Charter	39
Project Control Budget	20	Policy on the Provision of Services by External
Engineering, Procurement and Construction Management	21	Auditors	40
Permits	21	External Auditors Service Fees	41
Project Management Team	21	Corporate Governance Statement	41
OTHER ASSETS	22	TRANSFER AGENT AND REGISTRAR	41
Tomi Operations	22	MATERIAL CONTRACTS	41
Overview	22	INTEREST OF EXPERTS	42
Mining	22	ADDITIONAL INFORMATION	42
Mine Production	23	CONSOLIDATED FINANCIAL STATEMENTS	Annex A
Mineral Reserves	23	MANAGEMENT’S DISCUSSION AND ANALYSIS
Additional Mineral Resources	23	OF FINANCIAL CONDITION AND RESULTS
Lo Incréible Operations	24	OF OPERATIONS	Annex B
Overview	24	GLOSSARY AND METRIC/IMPERIAL CONVERSION
Mining	24	TABLE	Annex C
Mine Production	24	MINE OPERATION AGREEMENT AND
Mineral Resources	25	RELATED DOCUMENTS	Annex D
Revemin Mill	25
Overview	25
Production	25
Albino Project	25

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DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Crystallex International Corporation (the “Corporation”) filed with the securities regulatory authorities in certain of the provinces of Canada are incorporated by reference in this Annual Information Form:

(a)	the audited consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and consolidated statements of operations, cash flows and shareholders’ equity of the Corporation for each of the years in the three year period ended December 31, 2004, including the notes thereto and the auditors report thereon (the “Consolidated Financial Statements”);

(b)	management’s discussion and analysis of financial condition and results of operations of the Corporation for the year ended December 31, 2004 (“Management’s Discussion and Analysis”);

(c)	a mineral reserves and resources report dated April 30, 2003 prepared by Mine Development Associates with respect to the Las Cristinas Project; and

(d)	the executive summary of a feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants in September 2003 with respect to the development of the Las Cristinas Project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day.

Copies of these documents are available on the SEDAR website at www.sedar.com. Copies of the Consolidated Financial Statements and Management’s Discussion and Analysis are attached to this Annual Information Form as Annex A and Annex B, respectively.

Any statement contained in a document incorporated by reference in this Annual Information Form (a “prior statement”) shall be deemed to be modified or superseded for purposes of this Annual Information Form to the extent that any statement contained in this Annual Information Form (a “subsequent statement”) modifies or supersedes such statement. A subsequent statement need not state that it has modified or superseded a prior statement. The making of a subsequent statement will not be deemed an admission for any purposes that the prior statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any prior statement so modified or superseded will not constitute part of this Annual Information Form except as so modified or superseded.

FOREIGN CURRENCY AND ACCOUNTING PRINCIPLES

In this Annual Information Form, unless otherwise specified, all references to “C$” are to Canadian dollars and all references to “U.S.$” or “U.S. dollars” are to United States dollars. The Consolidated Financial Statements are reported in U.S. dollars.

The following table sets out the rates of exchange for Canadian dollars (“C$”) per U.S. dollar in effect at the end of the periods indicated and the average rates of exchange during such periods based on the noon spot rate quoted by the Bank of Canada:

	Year ended December 31,

	2004	2003	2002

Rate at end of period	C$1.2036	C$1.2924	C$1.5796
Average rate for period	C$1.3015	C$1.4015	C$1.5703

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as described in note 20 to the Consolidated Financial Statements, conform in all material respects with accounting principles generally accepted in the United States.

GLOSSARY AND METRIC/IMPERIAL CONVERSION TABLE

A glossary of certain defined terms and technical mining terms and abbreviations and a metric/imperial conversion table are included in Annex C to this Annual Information Form.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Annual Information Form, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Corporation’s loan facility and dependence on key employees. See “Risk Factors” and “Risk Factors” in Management’s Discussion and Analysis. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Annual Information Form, or in the case of documents incorporated by reference herein, as of the date of such document, and the Corporation disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

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CRYSTALLEX

Overview

Crystallex International Corporation (the “Corporation”) is a corporation continued under the Canada Business Corporations Act. The registered and head office of the Corporation is located at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4.

The Corporation and its subsidiaries (collectively, “Crystallex”) explore for, mine and produce gold, with a primary focus on Venezuela. The Corporation’s principal asset is its interest in the Las Cristinas Project located in Bolivar State, Venezuela. The Corporation’s other assets include the Tomi operations, the Lo Incréible operations (which include the La Victoria deposit), the Revemin mill and the Albino project also located in Bolivar State, Venezuela.

The primary focus of the Corporation over the past three years has been the development of the Las Cristinas Project, including:

•	entering into a mine operation agreement dated September 17, 2002 with Corporacíon Venezolana de Guayana;

•	supervising the preparation of a mineral reserves and resources report (completed in April 2003 by Mine Development Associates) and feasibility studies (completed in September 2003 and January 2004 under the supervision of SNC-Lavalin Engineers & Constructors Inc.);

•	completing financing transactions (including a C$115 million common share offering completed in April 2004 and a U.S.$100 million debt offering completed in December 2004);

•	obtaining the necessary permits (including the submission of an environmental impact study);

•	entering into an Engineering, Procurement and Construction Management Contract with SNC-Lavalin Engineers & Constructors Inc. and supervising the engineering and construction process;

•	carrying out additional drilling to validate historic project work and reclassify mineral resources to mineral reserves; and

•	recruiting additional senior management personnel.

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Corporate Chart

The following chart lists the principal subsidiaries of the Corporation and their jurisdictions of incorporation. Except where noted, all subsidiaries are wholly-owned, directly or indirectly, by the Corporation.

CRYSTALLEX INTERNATIONAL CORPORATION (1) (Canada)
CRYSTALLEX de URUGUAY, S.A. (BVI)
0702259 B.C. LTD. (British Columbia)
BOLIVAR GOLDFIELDS A.V.V. (Aruba)
CRYSTALLEX de VENEZUELA, C.A. (Venezuela)
ECM (VENCO) LTD. (Bermuda)
ORINOQUIA MINING A.V.V. (Aruba)
CORPORACIÓN SUAYCA, C.A. (Venezuela)
70%
TAMANACO HOLDINGS LIMITED (Bermuda)
51%
OSMIN HOLDINGS LIMITED (3) (Bermuda)
MINERAS BONANZA, C.A.(2) (Venezuela)
93%
REVEMIN II, C.A. (Venezuela) (4)
HOTEL GRAN SABANA, C.A. (Venezuela)
LO INCRÉIBLE MINING COMPANY de VENEZUELA, C.A. (Venezuela)
AURIFEROUS EL CALLAO, C.A. (Venezuela)
7%
93%
LOS MINEROS de EL CALLAO, S.A. (Venezuela)
CORPORACIÓN MINERA LAS MERCEDES EL CARAPO, C.A. (Venezuela)
MINERIA M.H., C.A. (Venezuela)

________
Notes:

(1)	The Corporation holds its interest in the Las Cristinas Project directly. See “Las Cristinas Project – Mine Operation Agreement”.

(2)	The Corporation holds its interest in the Tomi operations indirectly through Mineras Bonanza, C.A. See “Other Assets – Tomi Operations – Mining”.

(3)	The Corporation holds its interest in the Lo Incréible operations indirectly through Osmin Holdings Limited. An unrelated third party owns 49% of Osmin Holdings Limited. See “Other Assets – Lo Incréible Operations – Mining”.

(4)	The Corporation holds its interest in the Revemin mill indirectly through Revemin II, C.A. See “Other Assets– Revemin Mill – Overview”.

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MINERAL RESERVES AND RESOURCES

The following table summarizes the mineral reserves and resources at the Las Cristinas Project and certain of the Corporation’s other mineral properties as at December 31, 2004. The mineral reserve and resource estimates have been prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) and, as set out in the notes below, are based on technical reports prepared by independent experts, or have been prepared by the Corporation under the direction of, and verified by, Dr. Luca Riccio, P. Geo. and Qualified Person (as such term is defined in NI 43-101).

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity and to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration. See Annex C for detailed definitions of mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource, inferred mineral resource, cut-off grade and Qualified Person.

	RESERVES

	PROVEN			PROBABLE			TOTAL

	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold

		(g/t)	(oz)		(g/t)	(oz)		(g/t)	(oz)
	(tonnes and ounces in thousands)

Las Cristinas Project(1)	46,717	1.3	1,954	286,595	1.2	10,895	333,312	1.2	12,849
Tomi operations(2)	—	—	—	326	8.5	90	326	8.5	90

Total	46,717	1.3	1,954	286,921	1.2	10,985	333,638	1.2	12,939

	RESOURCES(5)

	MEASURED			INDICATED			TOTAL

	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold	Tonnes	Grade	Contained Gold

		(g/t)	(oz)		(g/t)	(oz)		(g/t)	(oz)
	(tonnes and ounces in thousands)

Las Cristinas Project(1)	17,024	1.0	540	111,991	0.8	2,831	129,015	0.8	3,371
Tomi operations(2)	—	—	—	391	4.4	55	391	4.4	55
Lo Incréible operations(3) (4)	—	—	—	6,272	4.0	808	6,272	4.0	808

Total	17,024	1.0	540	118,654	1.0	3,694	135,678	1.0	4,234

	INFERRED

	Tonnes	Grade	Contained Gold

		(g/t)	(oz)
	(tonnes and ounces in thousands)

Las Cristinas Project(1)	172,417	0.85	4,719
Tomi operations(2)	—	—	—
Lo Incréible operations(3) (4)	974	3.40	107

Total	173,391	0.86	4,826

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________________
Notes:

(1)	The mineral reserves and resources with respect to the Las Cristinas Project are based on estimates prepared by Mine Development Associates (Steve Ristorcelli, P. Geo., and Scott Hardy, P. Eng., of Mine Development Associates were the Qualified Persons). The mineral reserves estimated by Mine Development Associates are based on a U.S.$350 per ounce gold price and cut-off grades ranging from 0.4 grams of gold per tonne to 0.5 grams of gold per tonne depending on the mineral type. The mineral resources estimated by Mine Development Associates are based on a cut-off grade of 0.5 grams of gold per tonne. See “Las Cristinas Project – Mineral Reserves” and “ – Additional Mineral Resources”.

(2)	The mineral reserves with respect to the Tomi open pit mines (which represent approximately 65% of the estimated mineral reserves at the Tomi operations) have been estimated by the Corporation under the direction of, and verified by, Dr. Luca Riccio, P. Geo. The mineral reserves estimated by the Corporation are based on a U.S.$350 per ounce gold price and a cut-off of 1.5 grams of gold per tonne. The mineral reserves with respect to the Tomi underground mine (which represent the balance of the estimated mineral reserves at the Tomi operations) are based on estimates prepared by Mine Development Associates (Matthew J. Blattman, P. Eng., of Mine Development Associates was the Qualified Person). The mineral reserves estimated by Mine Development Associates are based on a U.S.$320 per ounce gold price and a cut-off grade of 5.0 grams of gold per tonne. The mineral resources with respect to the Tomi operations (both with respect to the open pit mines and the underground mine) have been estimated by the Corporation under the direction of, and verified by, Dr. Luca Riccio, P. Geo. The mineral resources estimated by the Corporation are based on cut-off grades ranging from 1.0 grams of gold per tonne to 1.5 grams of gold per tonne. See “Other Assets – Tomi Operations – Mineral Reserves” and “ – Additional Mineral Resources”.

(3)	The mineral resources with respect to the Lo Incréible operations have been estimated by the Corporation under the direction of, and verified by, Dr. Luca Riccio, P. Geo. The mineral resources estimated by the Corporation are based on a cut-off grade of 1.44 grams of gold per tonne. See “Other Assets – Lo Incréible Operations – Mineral Resources”.

(4)	100% of the mineral resources estimate with respect to the Lo Incréible operations. See “Crystallex – Corporate Chart” and “Other Assets – Lo Incréible Operations – Mining”.

(5)	Mineral resources are in addition to and do not include mineral reserves.

The criteria set forth in NI 43-101 are similar to the reserve definitions and guidelines for classification of mineral resources used by the U.S. Geological Survey. However, the definitions in NI 43-101 differ in certain respects from the definitions set forth in the United States Securities and Exchange Commission’s Industry Guide 7 concerning mining operations.

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INFORMATION WITH RESPECT TO THE GOLD INDUSTRY

The principal uses of gold are product fabrication and bullion investment. A broad range of end uses is included within the fabrication category, the most significant of which is the production of jewelry. Other end uses include official coins, electronics, miscellaneous industrial and decorative uses, medals and medallions.

Global gold industry production is expected to be flat to declining for the next few years after significant growth from 1995 to 2001. The lack of growth is attributable, among other things, to relatively few recent material discoveries as a result of a decline in gold exploration activities from 1996 to 2002. In addition, gold producers are being forced to explore new regions as their deposits in conventional locations are depleted.

The cost of gold production expressed in U.S. dollars is rising globally primarily due to U.S. dollar weakness and a declining quality of reserves at producing mines.

The price of gold has rebounded from its lows during the period 1998 to 2002, primarily due to U.S. dollar weakness. Since 2000, there has been a strong inverse correlation between the trade-weighted U.S. dollar exchange rate and the gold price. Other factors affecting the gold price have been an increase in the demand for gold for investment purposes, primarily attributed to the Asian and Indian markets and underpinned by jewelry demand, de-hedging by gold producers, negative real U.S. treasury bill yields, the Washington Accord which has limited central bank gold sales, global reflationary pressures and a general increase in global geopolitical tensions.

The period of relatively low gold prices from 1998 to 2002 coincided with significant consolidation among senior gold producers. Approximately one-half of all global gold production is now controlled by the world’s top 10 producers.

The table below shows the average daily morning gold price fixing on the London Bullion Market from 1990 to 2004.

Average Gold Price

(U.S.$/oz)
1990	384
1991	362
1992	344
1993	361
1994	385
1995	384
1996	388
1997	331
1998	294
1999	279
2000	279
2001	271
2002	311
2003	363
2004	410

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MINING IN VENEZUELA

The Las Cristinas Project and the Corporation’s other properties are located in Venezuela. The following is a brief description of certain aspects of mining in Venezuela.

Venezuela

Venezuela is a democratic federal republic comprising 23 states, two federal territories, one federal district and 72 federal dependencies. The Republic is governed by a National Executive, comprising an elected President and an appointed (by the President) Council of Ministers, and an elected 165 member unicameral National Assembly.

The President is elected for a renewable (one-time) six-year term. The current President is Hugo Chávez Frías, the leader of the Movimiento Quinta República (MVR), a faction of the Movimiento al Socialismo (MAS) and Patria Para Todos (PPT) political parties. Mr. Chávez was elected to his first six-year term as President in 2000. He defeated a recall referendum organized by opposition political parties in 2004.

Venezuela’s natural resources sector is dominated by the hydrocarbon sector. In 2004, oil and natural gas production represented approximately 25% of Venezuela’s gross domestic product and approximately 82% of its exports. Mineral production, primarily bauxite, alumina and primary aluminium, iron ore and steel, gold and diamonds, represented less than 1% of Venezuela’s gross domestic product.

The Guayana Region of southeastern Venezuela, an area that is rich in minerals and covers approximately one-half of Venezuela, is the focus of Venezuela’s efforts to diversify its economy away from petroleum and natural gas. Corporacíon Venezolana de Guyana (“CVG”), a decentralized autonomous public administrative institution created in 1960 pursuant to the Law for the Development of Guayana, is responsible for the development and administration of the Guayana Region. The CVG, directly and through its subsidiary companies, is involved in the mining and production of bauxite, alumina and primary aluminium, iron ore and steel and gold as well as electricity and cement. The CVG is Venezuela’s second largest industrial group after Petróleos de Venezuela, S.A., the state-owned petroleum and natural gas company.

The Guayana Region is the primary source of Venezuela’s hydroelectric capacity, including the Guri Dam that supplies over 67% of Venezuela’s electricity requirements. Electricity costs in Venezuela are low by world standards.

Venezuela has entered into bilateral investment treaties with a number of countries, including Canada.

Mining Law

Introduction

Under the Venezuelan constitution, all hydrocarbon and mineral resources belong to the Republic. The Mining Law of 1999 (“VML”) regulates the exploration and exploitation of mineral resources (other than some industrial minerals not found on government lands). The Ministry of Basic Industries and Mining (“MIBM”) (formerly, the Ministry of Energy and Mines) is responsible for administering the VML.

The VML permits the exploration and exploitation of mineral resources in several ways, including concessionary exploration and exploitation by private parties pursuant to mineral concessions granted by the MIBM and direct exploration and exploitation by the Government of Venezuela.

Mineral Concessions

Rights of Concession Holders

Prospecting and staking are not permitted in Venezuela. Private parties that have identified interesting prospects may apply for a combined 20-year exploration and exploitation concession over an area not to exceed 12,312 hectares for exploration and 3,078 hectares for exploitation. The concession is renewable for a period not to exceed 20 years. The exploration period of the concession is limited to three years (with a possible extension of one year). A financial, technical and environmental feasibility study must be presented to the MIBM for approval before the end of the exploration period. Upon the expiration of the concession, all equipment and installations relating to mining and production activities on the concession area become the property of the Republic without compensation to the concession holder.

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Mineral Concession Taxes

Holders of mineral concessions are required to pay an annual exploration tax of up to 0.38 tax units per hectare (one tax unit equals approximately U.S.$15.30). This tax is replaced by a surface tax of 0.38 tax units per hectare commencing in the fourth year of the concession. Once production begins, concession holders are required to pay an exploitation tax equal to, in the case of gold, 3% of the Caracas commercial value of the refined mineral.

Ownership of Concessions

There are no restrictions on who (domestic or foreign) may hold mineral concessions. Mineral concessions may not be transferred without the consent of the MIBM.

Sale of Production

Except for gold, there are no restrictions on the right to sell mineral production in world markets. In the case of gold, concession holders must offer to sell at least 15% of their gold production at world market prices to the Venezuelan Central Bank, which may or may not elect to purchase such amount. The balance may be exported with the permission of the Venezuelan Central Bank.

Direct Exploitation

The Government of Venezuela may reserve for itself through a decree the right to directly explore and exploit specific areas or some or all of the minerals within specific areas. Direct exploration and exploitation may be carried out either by the Government itself through the MIBM or by a public entity such as the CVG. The effect of such a reservation is to prohibit the grant of mineral concessions to private parties.

Operation Agreements

If the Government of Venezuela has reserved direct exploration and exploitation of minerals for itself, the MIBM or the public entity may enter into operation agreements with third parties with respect the exploration and exploitation of the reserved minerals.

Environmental Laws

General

Venezuela has a comprehensive set of environmental laws administered by the Ministry of the Environment and Natural Resources (“MARN”).

Venezuela is also party to a number of important international conventions and treaties concerned with environmental protection and nature conservation.

Environmental Impact Assessment

All mining projects require both a permit to occupy territory issued by the MIBM and an authorization to impact the natural resources issued by the MARN and must be preceded by an environmental impact assessment (“EIA”) administered by the MARN. The EIA process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project.

Mine Closure and Remediation

All developers of mining projects have a general obligation to restore the environment to its natural condition when the project is completed. Specific laws regarding mine closure and remediation are limited. Such matters are normally covered in authorizations to affect the natural environment issued by the MARN.

Taxation

Corporate Income Tax

Venezuelan corporations and non-Venezuelan corporations carrying on business in Venezuela through a permanent establishment (ie, Venezuelan branches) are subject to corporate income tax on their worldwide income (in the case of a Venezuelan corporation) or their income attributable to the permanent establishment (in the case of a Venezuelan branch) at a maximum rate of 34%. They are also subject to municipal tax of between 0.5% and 10% of their gross revenues depending on the municipality where they carry on business and the nature of their business.

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Venezuelan corporations and branches are subject to a system of inflation adjustments. If it owns a mining project, at the time the project is completed, a Venezuelan corporation or branch must revalue its non-monetary assets, liabilities and equity in accordance with the inflation rate and pay a one-time tax of 3% of the amount of the increase. At the end of each taxation year thereafter, the corporation or branch must revalue its non-monetary assets, liabilities and equity in accordance with the inflation rate. The corporation’s or branch’s taxable income for the taxation year may increase or decrease as a result of the adjustment.

Venezuelan corporations and branches are entitled to amortize their capital assets on a straight-line basis over the useful life of the assets. Foreign exchange gains and losses are included in calculating income. Losses may be carried forward for three years in the case of exploitation losses and one year in the case of inflation losses from the year in which they are incurred.

Dividends and Branch Profits Tax

Dividends paid by Venezuelan corporations are subject to withholding tax at the rate of 34%. This rate may be reduced under applicable tax treaties.

Net earnings repatriated by Venezuelan branches are subject to a branch profits tax of 34%. This rate may be reduced under applicable tax treaties. The tax does not apply to net earnings reinvested in Venezuela for a minimum period of five years.

Only those dividends and repatriations that originate from income that has not been subject to corporate income tax at the corporation or branch level are subject to the withholding or branch profits tax.

Financial Transactions Tax

All debits made to accounts maintained with Venezuelan financial institutions are subject to financial transactions tax at the rate of 0.5%.

VAT and Import Duties

Venezuelan corporations and branches are required to pay value added tax (“VAT”) of 15% on goods and services purchased by them, including imported goods and services. They may recover the VAT paid by them from the VAT charged and collected by them on goods and services sold by them in Venezuela. Export sales are subject to VAT of 0%. Exporters recover VAT previously paid by them through certificates issued to them by the Ministry of Finance. The certificates may be used as a credit against future VAT and income taxes or may be transferred to third parties for value and thereby monetized.

Import duties of various rates are also payable on goods imported into Venezuela.

A Venezuelan corporation or branch that is proposing to carry out a mining project that is in the national interest may apply to the National Executive for an exemption from the VAT and import duties applicable to machinery and equipment imported by it into Venezuela for the project.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

Venezuela reintroduced exchange controls in February 2003.

All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

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LAS CRISTINAS PROJECT

The information set out below is based on, among other things:

•	a mineral reserves and resources report dated April 30, 2003 prepared by Mine Development Associates (“MDA”) (the “MDA Report”);

•	a feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. (“SNCL”) and other independent consultants (including MDA) in September 2003 with respect to the development of the Las Cristinas Project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day (the “20,000 TPD Feasibility Study”); and

•	a feasibility study completed by SNCL and other independent consultants (including MDA) in January 2004 with respect to the development of the Las Cristinas Project and the construction and operation of a mining and processing facility at a production rate of 40,000 tonnes of ore per day (the “40,000 TPD Feasibility Study”).

A copy of the MDA Report and copies of the executive summaries of the 20,000 TPD Feasibility Study and the 40,000 TPD Feasibility Study are available for review on the SEDAR website at www.sedar.com.

The 20,000 TPD Feasibility Study is the Corporation’s current base case and current technical report for purposes of NI 43-101. The 40,000 TPD Feasibility Study was prepared to assess the economics of a larger scale operation.

The MDA Report and the executive summary of the 20,000 TPD Feasibility Study are incorporated by reference into this Annual Information Form for purposes of satisfying certain of the disclosure requirements of National Instrument 51-102 and Form 51-102F2 with respect to the Las Cristinas Project, including mineralization, drilling, sampling, analysis and security of samples and metallurgical testwork.

Location and Property Description

The Las Cristinas Project is located the Municipality of Sifontes in Bolivar State, Venezuela, approximately six kilometres west of the village of Las Claritas and 670 kilometres southeast of Caracas and approximately 360 kilometres southeast of Puerto Ordaz.

The Las Cristinas Project consists of four areas (referred to individually as Las Cristinas 4, 5, 6 and 7 and collectively as the “Las Cristinas Deposits”) which together cover an area of 3,885.6 hectares.

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The location of the Las Cristinas Deposits is shown in the following map.

CRISTINA 6
CRISTINA 5
CRISTINA 4
Mesones
Tourmaline/
Sulphide Breccias
Sofia
Tourmaline/
Sulphide Breccias
Cuatro Muertos
Foliation Controlled
Camp
Conductora
Foliation Controlled
Potaso
Foliation Controlled
Quebrada Amarilla
Quebrada La Sofia
Quebrada Amarilla
Quebrada Las Claritas
LEGEND
MINERALIZED ZONES
VEINS
SEASONAL STREAMS
ACCESS ROAD
SCALE 1:5000
METRES
Location of Principal Mineralized Zones
Las Cristinas Project, Bolivar State, Venezuela
Crystallex

Mine Operation Agreement

The Corporation’s interests in the Las Cristinas Deposits are derived from:

•	a Presidential decree pursuant to which the Government of Venezuela reserved for itself through the Ministry of Energy and Mines the direct exploration and exploitation of the gold mineral located in the Las Cristinas Deposits and granted to the Ministry of Energy and Mines the right to contract with the CVG the activities required to carry out such exploration and exploitation;

•	an agreement between the Ministry of Energy and Mines and the CVG pursuant to which the Ministry of Energy and Mines granted to the CVG the right to explore and exploit the gold mineral located in the Las Cristinas Deposits and to enter into operation agreements with third parties for such purposes; and

•	a mine operation agreement between the CVG and the Corporation dated September 17, 2002 (the “Mine Operation Agreement”).

See “Mining in Venezuela – Mining Law – Direct Exploitation”. English language translations of the Presidential decree, the agreement between the Ministry of Energy and Mines and the CVG and the Mine Operation Agreement referred to above are attached to the Annual Information Form as Annex D.

The principal provisions of the Mine Operation Agreement are summarized below.

•	Authorization. The CVG authorized the Corporation and the Corporation agreed to make all investments and carry out all works necessary to explore, develop, exploit, commercialize and sell the gold mineral contained in the Las Cristinas Deposits for the CVG.

•	Fees and Payments. In consideration for its services, the Corporation is entitled to a fee equal to the value of the gold produced from the Las Cristinas Deposits less:

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(a)	the following royalty to which the CVG is entitled based on the commercial value of the gold produced from the Las Cristinas Deposits:

Commercial Value	Royalty
less than U.S.$280 per ounce	1.0%
equal to or more than U.S.$ 280 per ounce and less than U.S.$350 per ounce	1.5%
equal to or more than U.S.$350 per ounce and less than U.S.$400 per ounce	2.0%
more than U.S.$400 per ounce	3.0	%; and

(b)	the Venezuelan exploitation tax payable by the CVG equal to 3% of the value of the gold produced from the Las Cristinas Deposits.

The Corporation is required to pay the exploitation tax on behalf of the CVG and is entitled to be reimbursed by the CVG therefor.

•	Covenants. The Corporation is required, among other things, to: prepare and present to the CVG for approval annual production plans (which include information with respect to capital investments, production volumes, processing capacity, operating costs, number of workers, projected price of gold and income from sales of gold and other material information relating to such matters) and annual and life-of-mine development plans (which include operational information relating to volumes of excavation, waste exploitation, handling of effluents and information with respect to environmental protection and security and other material information relating to such matters); provide certain social development programs (including employment and training programs for employees and groups of small miners, improving community health care facilities, providing local housing and infrastructure improvements to water and sewage systems and road access to the project site); compensate the CVG for loss of profits if the project fails to meet approved production volumes for reasons other than as a result of force majeure; and carry out its activities in accordance with applicable Venezuelan environmental, mining and other laws and in accordance with principles of sustainable development.

•	Non-Assignment by the Corporation. The Corporation is not permitted to assign the Mine Operation Agreement.

•	Term and Termination. The term of the Mine Operation Agreement is 20 years subject to extension by the parties for two renewal terms (each 10 years). The Mine Operation Agreement may be terminated by either party on 90 days written notice if the other party defaults in the performance of its obligations under the Mine Operation Agreement.

•	Dispute Resolution. If a dispute arises under the Mine Operation Agreement that the parties are unable to resolve, the parties have agreed to refer the matter for determination to tribunals of Bolivar State, Venezuela.

•	Governing Law. The Mine Operation Agreement is governed by the laws of Bolivar State, Venezuela.

Accessibility, Physiography and Climate and Local Resources and Infrastructure

Accessibility

The Las Cristinas Project is accessed by driving approximately five hours southeast from Puerto Ordaz. The highway is four-lane for approximately 55 kilometres and continues for approximately 280 kilometres thereafter as a well maintained two-lane paved road to the camp-site turn-off at kilometer 84. From there, the Project is accessed using a 19-kilometre road which the Corporation is in the process of upgrading in order to bypass local villages. Puerto Ordaz is a port city located on the Orinoco River with access to the Caribbean Sea and is served by four airlines with numerous daily flights to Caracas and other major cities in Venezuela. The nearest commercial airstrip to the Project is at El Dorado, which is located approximately one hundred kilometres north of the camp-site towards Puerto Ordaz. A charter flight from Puerto Ordaz to El Dorado takes approximately one hour.

Physiography and Climate

There is very little topographic relief around the Las Cristinas Project. The average elevation is 130 metres above sea level, with small rounded hills reaching a maximum elevation of 160 metres above sea level. Four streams or rivers flow through the property: Amarilla, Las Claritas, Sofia and Morrocoy. The river valleys are wide and shallow, and occasionally flood during the rainy season. Much of the Project area has been deforested and hydraulically mined by itinerant miners. As a result, there are numerous water filled pits and large areas of tailings material. The tailings material tends to mimic quicksand and makes access to some areas difficult.

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The climate is tropical and humid. Temperatures range from 22° celsius to 36° celsius and operations can be conducted year around. Annual rainfall is approximately 2.5 metres, most of which falls in hourlong cloudbursts during the day. Annual evaporation is approximately 1.8 metres. The rainy season extends from May to October with a short rainy season in December. Rainfall in the dry season is not uncommon, but is usually less intense than in the rainy season.

Undisturbed primary vegetation is typical of the Sub-Amazon type rain forest. Large trees dominate the forest, with their canopy up to 30 metres above the ground. The forest floor is relatively open. Secondary vegetation, which has now invaded the mined or otherwise disturbed areas, consists of small weed trees, bushes, creeping vines and various grasses. This secondary growth is often quite dense and can be difficult to penetrate on foot.

Local Resources and Infrastructure

There is sufficient infrastructure in the region to support mining operations. Additional personnel will, however, have to be brought in for construction and mining operations. There is ample water and land surface for mining, plant sites and tailings disposal.

An existing construction camp is in the process of being refurbished. Administration offices have been completed and work is ongoing with respect to dining facilities and dormitories.

Power requirements will increase from an average of about 10 MW at the commencement of construction to about 45 MW when the plant is in full production. Maximum demand could reach 55 MW. A 400 KVA power line (with a capacity of 300 MW and a current demand of approximately 100 MW) has been installed near the Project to supply power to Brazil. The Government of Venezuela has installed a substation near the town of Las Claritas that is capable of supplying the Las Cristinas Project.

History

Gold was first discovered in the Las Claritas area in 1920. Gold mining at the Las Cristinas Project site was initiated in the 1930s and continued sporadically on a minor scale until the early 1980s when a “garimpeiro” (itinerant, small miners) gold rush occurred, with some 5,000 to 7,000 garimpeiros working alluvial and saprolite-hosted gold deposits using hydraulic mining techniques. The amount of gold recovered is unknown. Much of the Project site is covered with tailings.

See also “Legal Proceedings – Withdrawal of MINCA Litigation”.

Geology and Mineralization

Regional Geology

TheLas Cristinas Project is located in the granite-greestone terrain of the Guyana Shield. The Guyana Shield underlies the eastern part of Venezuela, Guyana, Surinam, French Guiana and parts of northern Brazil. Three major geologic subdivisions have been established for the Guyana Shield: Archean rocks older than 2.5 million years consisting of high-grade metamorphic gneiss, local charnockite and widespread granitoid bodies; sedimentary and volcanic rocks of the early Proterozoic age which have undergone compressional tectonism and are metamorphosed and intruded by syn-orogenic granites of Trans-Amazonian Orogeny; and mid-Proterozoic continental clastic units of Roraima Formation which unconformably overlie the early Proterozoic rocks.

Local Geology

Weathered Profile

The weathered profile at Las Cristinas includes an upper layer of ferralitic soil (up to 2 metres thick) overlying a thin mottled clay zone (averaging two metres thick) which in turn overlies a saprolite zone, which is generally 20 metres to 60 metres thick and locally over 90 metres thick. The saprolite is subdivided into an upper oxide saprolite horizon in which copper minerals have been leached and a lower sulphide bearing saprolite horizon. Secondary copper minerals are concentrated in a relatively narrow zone in the upper part of the sulphide bearing saprolite horizon. The contact between oxide and sulphide saprolite is generally defined by a distinct colour change. A zone of mixed saprolite and bedrock, known as saprock, separates the base of the sulphide saprolite from the bedrock.

The upper 50 metres of bedrock is characterized by centimetre size vugs and voids derived from the weathering of carbonate veins or carbonate matrix. This zone is termed carbonate-leached bedrock.

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Structure

Four structural orientations dominate the Las Cristinas area:

•	Host rocks have a pervasive, penetrative foliation that is sub-parallel to stratigraphy and strikes north-northeast and dips shallowly to the west. The intensity of foliation development is variable, with coarser-grained tuffaceous strata tending to have a stronger cleavage. Higher grade zones lie sub-parallel to bedding and pervasive foliation. In the more intensely deformed parts of the orebody the sulphide-bearing veinlets and clots tend to parallel foliation while in less deformed zones the same veinlets cut the foliation at angles of 30 to 45 degrees.

•	Tourmaline breccia bodies, which are linked to mineralization by a common alteration assemblage, have a preferred northwest strike. This orientation is shared by some gabbroic intrusives.

•	Structural orientations change across the Amarilla river, which separates the Las Cristinas Deposits into two distinct domains. Dykes of gabbroic intrusives trend northeast in the vicinity of the river and are suspected to mark the location of a fault zone.

•	Late, barren, bull quartz veins strike east-west.

Alteration

Sulphide-bearing quartz-tourmaline breccia pipes constitute the highest temperature cores of alteration at Las Cristinas. Tourmaline content decreases outward from these centres which are enclosed by pervasive secondary biotite alteration with disseminated magnetite. Epidote, calcite and chlorite alteration is superimposed on the secondary biotite alteration as pervasive replacements and cross-cutting veinlets. Pyrite and chalcopyrite occur as disseminations and blebs within the biotite-magnetic and epidote-calcite-chlorite alteration zones and within quartz and carbonate veinlets. The bulk of the economic mineralization is hosted by the biotite-magnetite alteration, although some of the highest-grade gold mineralization is hosted by the cross-cutting epidote-calcite-chlorite veins. Minor phyllic alteration assemblages, which are dominated by quartz-sericite-pyrite, typically contain 0.1 – 0.3 g/t gold.

Mineralization

There are two main deposits at Las Cristinas: Conductora/Cuatro Muertos (“Conductora”) and Mesones/Sofia (“Mesones”).

At Conductora, gold associated with pyrite-chalcopyrite disseminations, veinlets (2-5% sulphides) and blebs generally oriented parallel to the foliation. The most intense biotite-magnetite alternation is developed within tuff layers with adjacent lava beds having less secondary biotite and more epidote alteration. Higher gold grades are associated with zones of most intense secondary biotite-magnatite alteration and with cross-cutting, or epidote-carbonate-chlorite alteration that is superimposed on the secondary biotite alteration. On a microscopic scale, gold can be found as free grains in quartz and as blebs and fracture fillings in pyrite and chalcopyrite. Silicate-carbonate-sulphide veins tend to parallel foliation.

At Mesones, gold mineralization occurs within tourmaline breccia zones which have obliterated primary volcanic textures. Sulphide concentrations are coarser grained and more chalcopyrite rich than those at Conductora.

Within the upper oxidized part of the saprolite, copper has been predominantly leached but gold generally retains its original distribution. The sulphide saprolite which has been enriched in copper leached from the overlying oxide saprolite also retains the original gold distribution. Copper and gold grade distributions in the bedrock have not been affected by weathering.

Drilling, Sampling and Data Verification

The most detailed work on the property was carried out by Placer Dome Inc. (“Placer”), the previous holder of an interest in the Las Cristinas Deposits (see “Legal Proceedings – Withdrawal of MINCA Litigation”). The work included:

•	mapping and rock sampling (geologic mapping was done at scales of 1:5,000 and 1:500 and over 1,200 samples were collected);

•	soil sampling (approximately 3,700 samples were taken from upper saprolite on a 50 metre by 100 metre grid in the main mineralized zones and on a 50 metre by 200 metre grid in the peripheral areas); soil samples were analyzed for gold;

•	drilling of 1,174 drill holes totalling over 110,000 metres;

•	geophysics (ground magnetometer, induced polarization, radiometry, air magnetic and transient electromagnetic geophysical surveys); and

•	tailings evaluation.

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The work performed by Placer culminated in a comprehensive feasibility study in 1996 which was subsequently updated in 1998.

Under the Mine Operation Agreement, the Corporation obtained an electronic data base which included drilling, topographic, geologic and engineering data derived from previous work completed by Placer. The data base included information on 160,600 metres of drilling and trenching, 162,806 gold assays, 145,547 copper assays, 60,655 cyanide-soluble copper assays, 145,221 silver assays and 108 trenches. As part of the preparation of the MDA Report, MDA visited the Las Cristinas site in October 2002 and found drill pads, drill collars, drill cores and samples, core photographs and other supporting data that exploration was carried on in the manner described in the documentation of Placer’s work. MDA also took independent samples of core, pulps and coarse rejects as part of the beginning of the verification process. MDA concluded that Placer’s exploration and sampling procedures conformed to or exceeded industry standards.

In 2003, the Corporation completed a six week, 2,199 metre drill program designed to validate the historic project work. MDA was on site for the first three weeks of the program. The program included 12 diamond drill holes and 1,016 samples from the holes. In addition, the Corporation analyzed 341 quarter cores, 198 coarse rejects and 259 pulps left at the site by Placer. As part of the verification program, blanks and standards were systematically inserted into the sample stream. MDA supervised drill sampling, sample collection and sample packaging for the first half of the program. Sample preparation and assaying was done by independent laboratories. MDA also took independent core samples to verify the work completed by the Corporation and requested that independent surveying be done on existing drill holes. As part of the MDA Report and following the completion of the verification program, MDA concluded that the Las Cristinas database could be used for feasibility level study and mineral reserve and resource estimation.

In 2004, the Corporation completed a 7,120 metre, 18-hole drill program on a block of inferred mineral resources located within the planned pit in the southwestern part of the Conductora deposit. In 2005, the Corporation intends to complete an additional 5,000 metre drill program.

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Mineral Reserves

The estimated mineral reserves at the Las Cristinas Project as at December 31, 2004 were as follows:

	Mineral Reserves(1)	Average Grade	Contained Gold(2)
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

Conductora
Proven	46,717	1.30	1,954
Probable	263,006	1.18	10,009
Mesones
Probable	23,589	1.17	885

Total	333,312	1.20	12,849

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Notes:

(1)	The mineral reserve estimates are based on the 20,000 TPD Feasibility Study which was updated by MDA in November 2004 (the update includes results from the 2,199 metre program completed by the Corporation in 2003 and the 7,120 metre drill program completed by the Corporation in 2004) using the same procedures contained in the 20,000 TPD Feasibility Study. As a result of the November 2004 update, some mineral resources were reclassified as mineral reserves. The overall mineral reserves and resources did not, however, change in any material respect. The Corporation does not believe that the increase in mineral reserves has a material impact on the project economics. The mineral reserves estimates: (a) are based on a U.S.$350 per ounce gold price and cut-off grades ranging from 0.4 grams of gold per tonne to 0.5 grams of gold per tonne depending on the mineral type and (b) have been updated to reflect the operating costs described below under “Project Control Budget”.

(2)	Does not add due to rounding.

Additional Mineral Resources

The estimated additional mineral resources at the Las Cristinas Project at December 31, 2004 were as follows:

	Mineral Resources(1) (2)	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

Conductora
Measured	7,619	0.72	176
Indicated	97,975	0.83	2,618
Inferred	151,910	0.88	4,288
Mesones
Measured	9,405	1.20	364
Indicated	14,016	0.47	214
Inferred	20,507	0.65	431
Total Measured and Indicated	129,015	0.81	3,372
Total Inferred	172,417	0.85	4,719

________________
Notes:

(1)	The additional mineral resource estimates are derived from the 20,000 TPD Feasibility Study which was updated by MDA in November 2004. See note (1) to the table under “Mineral Reserves”. The mineral resources estimates are based on a cut-off grade of 0.5 grams of gold per tonne.

(2)	Mineral resources are in addition to and do not include mineral reserves.

Feasibility Studies

In September 2003, SNCL and other independent consultants (including MDA) completed the 20,000 TPD Feasibility Study. The 20,000 TPD Feasibility Study was approved by the CVG in accordance with the terms of the Mine Operation Agreement in March 2004. The 20,000 TPD Feasibility Study is the Corporation’s current base case.

In January 2004, SNCL and other independent consultants (including MDA) completed the 40,000 TPD Feasibility Study. The Corporation believes that the 40,000 TPD Feasibility Study demonstrates that the economics of the 20,000 TPD Feasibility Study can be improved by constructing a larger scale operation. The decision whether to proceed with a larger scale operation will depend on, among other things, the availability of financing, market conditions and the price of gold.

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The conclusions, estimates and findings of the 20,000 TPD Feasibility Study are set out below. The conclusions, estimates and findings of the 40,000 TPD Feasibility Study are also set out below for comparative purposes.

•	Mining. Mining at Las Cristinas will be by conventional open pit methods using excavators and haul trucks.

The mine production schedule contemplated under the 20,000 TPD Feasibility Study provides for processing 20,000 tonnes of ore per day (7.3 million tonnes annually), an overall stripping ratio of 1.34:1 (ranging from 0.21:1 in the second quarter of year one to 3:1 in year 28 of production) and an expected mine life of 34 years.

The mine production schedule contemplated under the 40,000 TPD Feasibility Study provides for processing 40,000 tonnes of ore per day (14.6 million tonnes annually), an overall stripping ratio of 1.04:1 (ranging from 0.21:1 in the second quarter of year one to 1.7:1 in year 16 of production) and an expected mine life of 21.5 years.

•	Processing and Recovery. Processing will consist of crushing, semi-autogeneous primary grinding and secondary ball mill grinding. A gravity circuit is contemplated to recover free gold. Gold extraction will be achieved using a conventional carbon-in-leach circuit. Under this method of recovery, a slurry of gold ore, carbon granules and cyanide are mixed together, the cyanide dissolves the gold content and the gold is adsorbed onto the carbon and the loaded carbon is separated from the slurry for further processing. Gold is removed from the loaded carbon by pressure stripping the carbon to produce a pregnant eluate solution, electrowinning the solution to produce gold cathodes and smelting the cathodes to produce gold doré. Pilot-plant metallurgical testing conducted under the supervision of an independent consultant during the feasibility study resulted in an overall recovery rate of 89% for the planned ore blend.

The average annual gold production contemplated under the 20,000 TPD Feasibility Study is 266,000 ounces for the life of mine and 311,000 ounces for the first five years.

The average annual gold production contemplated under the 40,000 TPD Feasibility Study is 490,000 ounces for the life of mine and 549,000 ounces for the first five years.

•	Environmental Matters. The feasibility studies conclude that, subject to further analysis to be conducted at subsequent stages of the project, the risk of significant environmental impacts and/or schedule delays arising from environmental or socio-economic concerns (eg, stability of tailings storage facility and risk of environmental contamination from effluent discharges) is low.

•	Capital Costs. The estimated capital costs of the Las Cristinas Project under the 20,000 TPD Feasibility Study are approximately U.S.$242.8 million (including approximately U.S.$160.7 million for mine development and a processing plant, tailings management facilities and related infrastructure).

The estimated capital costs of the project under the 40,000 TPD Feasibility Study are approximately U.S.$365.4 million (including approximately U.S.$246.0 million for mine development and a processing plant, tailings management facilities and related infrastructure).

•	Cash Operating Costs. The estimated average total cash operating costs of the Las Cristinas Project under the 20,000 TPD Feasibility Study are approximately U.S.$197 per ounce (including royalties) for the life of mine and approximately U.S.$144 per ounce (including royalties) for the first five years.

The estimated average total cash operating costs of the project under the 40,000 TPD Feasibility Study are approximately U.S.$193 per ounce (including royalties) for the life of mine and approximately U.S.$153 per ounce (including royalties) for the first five years.

Project Control Budget

In August 2004, the Corporation announced that it had revised the capital cost estimate of the Las Cristinas Project and, together with the SNCL, had developed a control budget for the Project based on a production rate of 20,000 tonnes of ore per day.

The material terms of the control budget are summarized below:

•	The estimated capital cost of the Las Cristinas Project under the control budget is approximately U.S.$265.5 million, representing an increase of approximately U.S.$22.7 million (9.3%) over the estimated capital cost set out in the 20,000 TPD Feasibility Study. The increase comprises discretionary investment items (U.S.$11.3 million or 4.6%) to improve the Project and revised costs (U.S.$11.4 million or 4.7%). The principal components of the increase are: U.S.$6.8 million to reflect revised equipment and material estimates following the receipt of firm quotes under the EPCM Contract (see “Engineering, Procurement and Construction Management” below); U.S.$5.9 million to incorporate design changes to avoid a shutdown of operations during an expansion from 20,000 tonnes of ore per day to 40,000 tonnes of ore per day; and U.S.$5.4 million to acquire additional mining equipment in order to replace contract mining of saprolite ores with owner operated mining of such ores.

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•	The control budget contemplates owner operated mining of the saprolite ore (rather than mining by a contractor as contemplated under the 20,000 TPD Feasibility Study and the 40,000 TPD Feasibility Study). The Corporation believes that owner operated mining will improve project economics by reducing operating costs by approximately U.S.$70 million over the first 10 years of the project. The estimated average total cash operating costs under the control budget (after giving effect to the updated mineral reserve estimates described above under “Mineral Reserves”) are approximately U.S.$206 per ounce (including royalties) for the life of mine and approximately U.S.$125 per ounce (including royalties) for the first five years.

The Corporation does not believe that the information described above has a material impact on the project economics described above under “Feasibility Studies”. The updated information has been provided for information purposes only and has not been included in the feasibility studies referred to above under “Feasibility Studies”.

Engineering, Procurement and Construction Management

On March 25, 2004, following completion of a competitive bidding process, the Corporation entered into an Engineering, Procurement and Construction Management Contract (the “EPCM Contract”) with SNCL relating to the development of the Las Cristinas Project. The Corporation expects to pay SNCL approximately U.S.$24.4 million for its services under the EPCM Contract.

Engineering design work was 66% completed at the end of 2004 and is expected to be substantially completed by the end of the first quarter of 2005. Procurement of equipment and supplies is progressing. At the end of 2004, 100 of a total of 168 purchase orders and construction contracts had been awarded. The construction and development schedule is currently estimated to be approximately 16 months from the date of the issue of the final permit necessary to commence development of the Las Cristinas Project (see “Permits” below) to mechanical completion.

Permits

In August 2004, the Corporation announced that the land occupation permit (authorizing the occupation and use of the Las Cristinas Deposits for the purpose of mining) had been confirmed by the MARN.

In April 2004, the Corporation initiated the process for obtaining the required mining permits by submitting an environmental impact study to the CVG and the MARN. The Corporation currently expects to receive the final permit necessary to commence the development of the Las Cristinas Project (the Permisso de Afectacíon de Recursos – Permit to Impact the Environment or its equivalent) during the second quarter of 2005.

Project Management Team

At the end of 2004, most of the senior positions for the Las Cristinas Project had been filled.

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OTHER ASSETS

The Corporation’s other assets are also located in Bolivar State, Venezuela and include:

•	Tomi operations –mines ore from two open pit mines and one underground mine which is delivered to the Revemin mill for processing.

•	Lo Incréible operations – mines ore from one open pit mine which is delivered to the Revemin mill for processing.

•	Revemin mill – processes ore from the Tomi and Lo Incréible operations to produce gold.

See “Operations Review” under Management’s Discussion and Analysis for financial information relating to these assets.

Tomi Operations

Overview

The Tomi operations are located approximately 16 kilometres northeast of the town of El Callao in the El Callao District, Bolivar State, Venezuela. Ore from Tomi is trucked approximately 21 kilometres to the Revemin mill for processing. See “Revemin Mill” below.

The Tomi operations are located in the El Callao greenstone belt which consists of a basal mafic and ultramafic volcanic pile overlain by intermediate to felsic volcanic rocks, volcanoclastic rocks and sediments. Gold mineralization at the Tomi operations is associated with quartz-carbonate veins hosted by refolded gabbro intrusives and adjacent country rocks.

Crystallex acquired the Tomi operations from Bolivar Goldfields Ltd. in August 2000. In 2004, the Tomi operations were the source of 85% of Crystallex’s total gold production.

Mining

The Tomi operations comprise approximately 500 hectares and are held by Mineras Bonanza, C.A. (an indirect, wholly-owned subsidiary of the Corporation) under a concession. See “Mining in Venezuela – Mining Law – Mineral Concessions”.

The Tomi operations currently consist of two open pit mines (Mackenzie and Milagrito) and one underground mine (Charlie Richards). In 2004, the open pit mines accounted for approximately 86% and the underground mine accounted for approximately 14% of the production at the Tomi operations.

The mineral reserves at the open pit mines are expected to be depleted by the end of 2005.

The underground mine is expected to reach full production of 200 tonnes of ore per day during the third quarter of 2005.

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Mine Production

The annual production from the Tomi operations for the three years ended December 31, 2004 is set out below.

	2004	2003	2002

Open pit mines
Ore mined (tonnes)	334,289	268,169	25,644
Waste mined (tonnes)	2,751,124	919,137	2,908
Ore processed (tonnes)	350,008	247,644	27,998
Average ore grade (g/t)	3.46	3.48	3.01
Recovery rate (%)	92%	88%	87%
Production (ounces)	35,961	24,360	2,347

Underground mine
Ore mined (tonnes)	26,966	12,698	─
Ore processed (tonnes)	28,454	11,070	─
Average ore grade (g/t)	6.89	8.31	─
Recovery rate (%)	94%	93%	─
Production (ounces)	5,891	2,753	─

Mineral Reserves

The estimated mineral reserves at the Tomi operations at December 31, 2004 were as follows:

	Mineral Reserves	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

Open pit mines (1)
Probable	211	3.9	28
Underground mine(2)
Probable	115	16.8	62

_________________
Notes:

(1)	The mineral reserves have been estimated by the Corporation under the direction of, and verified by, Dr. Luca Riccio, P. Geo., and are based on a U.S.$350 per ounce gold price and a cut-off grade of 1.5 grams of gold per tonne.

(2)	The mineral reserves are derived from estimates prepared by MDA (Matthew J. Blattman., P. Eng., of MDA was the Qualified Person) and are based on a gold price of U.S.$320 per ounce and a cut-off grade of 5.0 grams of gold per tonne.

Additional Mineral Resources

The estimated additional mineral resources at the Tomi operations mines at December 31, 2004 were as follows:

	Mineral Resources (1) (2)	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

All mines
Indicated	391	4.4	55

___________________
Notes:

(1)	The mineral resources have been estimated by the Corporation under the direction of, and verified by, Dr. Luca Riccio, P. Geo., and are based on cut-off grades ranging from 1.0 grams of gold per tonne to 1.5 grams of gold per tonne.

(2)	Mineral resources are in addition to and do not include mineral reserves.

The Corporation believes that there is good potential for additional mineralization along the down plunge extension of the existing underground mine and that the open pit mines may host high grade ore shoots below the existing pits. In 2005, the Corporation plans to drill at the open pit mines to test for higher grade extensions of the orebody.

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Lo Incréible Operations

Overview

The Lo Incréible operations are located approximately three kilometres north of the town of El Callao in the El Callao District, Bolivar State, Venezuela. Ore from Lo Incréible is delivered to the Revemin mill (located adjacent to Lo Incréible) for processing. See “Revemin Mill” below.

The Lo Incréible operations are located in the El Callao greenstone belt which consists of a basal mafic and ultramafic volcanic pile overlain by intermediate to felsic volcanic rocks, volcanoclastic rocks and sediments. Gold mineralization in the district is largely controlled by a combination of favourable structural and lithologic features. Most gold deposits and occurrences in the region are located along shear systems and structural intersections, particularly where the favourable structures intersect mafic rocks.

The Corporation acquired its interest in the Lo Incréible operations in February 2001 and commenced mining operations at La Victoria (the largest of the six deposits comprising Lo Incréible) in April 2001. In 2002 and 2003, the La Victoria mine was the source of 100% of the production from the Lo Incréible operations. During the fourth quarter of 2003, the Corporation reduced activities at La Victoria to a waste stripping operation as a result of lower recovery rates due to the presence of refractory ore. In February 2005, Micon International Limited completed a pre-feasibility study of the La Victoria deposit that concluded that it was not economic to construct a bioxidation plant at the Revemin mill to treat the refractory ore. See “Operations Review – La Victoria” under Management’s Discussion and Analysis for additional information with respect to the results of the pre-feasibility study.

The Corporation is currently evaluating an alternative processing option for the La Victoria sulphide material which contemplates a flotation plant followed by sale of concentrate to a smelter or another plant that requires sulphide concentrate. In 2005, the Corporation intends to conduct additional exploration with respect to a possible extension of the La Victoria orebody.

Mining

The Lo Incréible operationscomprise 9,704 hectares and are held indirectly by Osmin Holdings Limited (“Osmin”) under a combination of mining operation agreements and concessions. See “Mining in Venezuela – Mining Law – Mineral Concessions” and “– Direct Exploitation”. The Corporation owns 51% and Corporacíon Vengroup, S.A. (“Vengroup”), a Panamanian company unrelated to Crystallex, owns 49% of Osmin. The Corporation’s subsidiary, ECM (Venco) Ltd., and Vengroup are parties to a shareholders agreement dated May 21, 1993 setting out their rights and obligations as shareholders of Osmin. The information presented below under “Mine Production” and “Mineral Resources” represents 100% of the production and mineral resources with respect to the Lo Incréible operations.

Mine Production

The annual production from the Lo Incréible operations for the three years ended December 31, 2004 is set out below.

	2004	2003	2002

La Victoria mine
Ore mined (tonnes)	36,012	86,078	333,857
Waste mined (tonnes)	481,210	461,163	937,949
Ore processed (tonnes)	25,974	89,025	326,572
Average ore grade (g/t)	3.18	2.8	2.8
Recovery rate (%)	91%	68%	76%
Production (ounces)	2,412	5,564	22,548

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Mineral Resources

The mineral resources at the Lo Incréible operations at December 31, 2004 were as follows:

	Mineral Resources(1) (2)	Average Grade	Contained Gold
	(tonnes – 000’s)	(g/t)	(ounces – 000’s)

Indicated	6,272	4.0	808

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Notes:

(1)	The mineral resources have been estimated by the Corporation under the direction of, and verified by, Dr. Luca Riccio, P. Geo. The mineral resources estimated by the Corporation are based on a cut-off grade of 1.44 grams of gold per tonne.

(2)	Certain of the mineralization at the Lo Incréible operations has been reclassified from the reserve to the resource category as a result of the developments described above under “Overview”.

Revemin Mill

Overview

The Revemin mill is located approximately three kilometres north of the town of El Callao in the El Callao District, Bolivar State, Venezuela and has the capacity to treat 1,250 metric tonnes of ore per day. The Revemin mill processes ore from the Tomi and Lo Incréible operations and ore purchased from independent miners at nearby operations. The Corporation holds its interest in the Revemin mill through Revemin II, C.A.

The Revemin mill extracts gold using a conventional carbon-in-leach circuit.

Production

The annual production from the Revemin mill for the three years ended December 31, 2004 is set out below.

	2004	2003	2002

Revemin Mill
Tomi Open Pit Ore Processed (tonnes)	350,008	247,644	27,998
Tomi Underground Ore Processed (tonnes)	28,454	11,070	─
La Victoria Ore Processed (tonnes) (1)	25,974	89,025	326,572
Purchased Ore Processed (tonnes)	39,068	22,537	12,339

Total Ore Processed (tonnes)	443,504	370,276	366,909

Head Grade of Ore Processed (g/t)	3.71	3.51	3.0
Total Recovery Rate (%)	93%	84%	79%
Total Gold Recovered (ounces)	48,973	35,244	27,791

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Note:

(1)	Represents 100% of La Victoria ore.

The Corporation is currently assessing the viability of maintaining gold production at the Revemin mill during the exploration programs referred to above under “Tomi Operations – Additional Mineral Resources” and “Lo Incréible Operations – Mineral Resources”. See “Operations Review” under Management’s Discussion and Analysis.

Albino Project

On February 25, 2005, the Corporation announced that the MIBM had terminated its concession rights with respect to the Albino project. The decision was based upon a review by the MIBM of properties which are perceived to be inactive or non-compliant. The decision has been appealed by the Corporation. The Special Commission of the Permanent Commission of Energy and Mines of the National Assembly has issued a report recommending that MIBM reconsider the termination of the concession rights with respect to the Albino project. Due to the uncertainty of the outcome of the appeal, the Corporation has written down the carrying value of its investment in the Albino project to nil and determined not to report any mineral reserves or mineral resources with respect to the Albino project. See “Development Projects” under Management’s Discussion and Analysis.

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DESCRIPTION OF SHARE CAPITAL AND RELATED INFORMATION

Authorized Capital

The share capital of the Corporation consists of an unlimited number of common shares, an unlimited number of Class “A” preference shares and an unlimited number of Class “B” preference shares. As at December 31, 2004, there were 189,836,735 common shares, no Class “A” preference shares and no Class “B” preference shares issued and outstanding. The following is a summary of the material provisions attached to the common shares, the Class “A” preference shares and the Class “B” preference shares.

Common Shares

Each common share entitles the holder to receive dividends if, as and when declared by the directors, to have one vote at all meetings of holders of common shares and to participate rateably in any distribution of the assets of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the common shares.

Class “A” Preference Shares and Class “B” Preference Shares

The Class “A” preference shares and the Class “B” preference shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors of the Corporation, subject to the provisions attached to the Class “A” preference shares as a class or the Class “B” preference shares as a class. The Class “A” preference shares and the Class “B” preference shares each rank ahead of the common shares with respect to the distribution of assets of the Corporation upon liquidation, dissolution or winding-up.

Shareholder Rights Plan

On March 10, 1997, the board of directors of the Corporation adopted and, on June 27, 1997, the shareholders of the Corporation confirmed a shareholder rights plan (the “Plan”), to take effect at the close of business on March 10, 1997 (the “Record Date”). Subject to shareholder reconfirmation at every third annual meeting of shareholders, unless earlier redeemed or exchanged, the rights issued under the Plan will expire at the close of the Corporation’s annual meeting in 2007 (the “Expiration Time”). The Plan was last reconfirmed by the shareholders of the Corporation at the annual meeting of shareholders held on June 26, 2003.

Pursuant to the Plan, the board of directors of the Corporation declared a distribution of one right (a “Right”) for each outstanding common share of the Corporation to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each common share issued after the Record Date and before the earlier of the Separation Time (described below) and the Expiration Time. The Rights will separate from the common shares in accordance with the terms of the Plan at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Corporation) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the common shares of the Corporation by any person other than pursuant to a “Permitted Bid”. In order to constitute a Permitted Bid, an offer must be made to all shareholders (other than the offeror) in compliance with the Plan, must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

A copy of the Plan is available on the SEDAR website at www.sedar.com.

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Price Range and Trading Volume of the Common Shares

The common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”). The closing price range and the trading volume of the common shares for each of the months in 2004 are set forth in the following table.

	TSX			AMEX

	High	Low	Volume	High	Low	Volume

	(C$)	(C$)		(U.S.$)	(U.S.$)

January	3.80	3.20	12,473,053	2.93	2.44	16,757,100
February	3.90	3.16	12,061,853	2.94	2.38	11,848,400
March	4.61	3.83	23,977,091	3.49	2.88	20,368,700
April	4.12	3.07	11,530,451	3.14	2.23	12,998,700
May	3.31	2.75	9,227,561	2.42	1.99	8,320,800
June	3.44	2.93	16,403,521	2.54	2.12	9,242,700
July	3.62	2.70	9,880,115	2.76	2.05	9,475,100
August	3.75	3.00	7,331,081	2.88	2.30	9,440,400
September	4.21	3.25	12,893,117	3.37	2.53	9,152,400
October	4.76	3.82	9,612,697	3.89	3.02	13,002,100
November	5.41	4.33	14,801,311	4.52	3.52	18,548,300
December	4.50	4.05	10,472,752	3.76	3.30	15,605,300

Dividend Policy

No dividends have been paid on the common shares of the Corporation. The Corporation does not have any intention to pay dividends on the common shares in 2005. Any decision to pay dividends on the common shares in the future will be made by the board of directors of the Corporation on the basis of the earnings, financial position and financing requirements of Crystallex and other relevant factors.

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Capitalization

The following table sets forth the consolidated cash and cash equivalents, short term investments and capitalization of the Corporation as at December 31, 2004.

U.S.$
(millions)

Cash and cash equivalents and short term investments
Unrestricted	$36.0
Restricted	$98.0

Total cash and cash equivalents and short term investments	$134.0

Long-term debt
Bank indebtedness(1)	$6.5
Notes due December 23, 2011(2)	$78.6

Total long-term debt	$85.1

Shareholders’ equity
Common shares (authorized – unlimited)(3)	$306.0 (189,836,735 shares)
Contributed surplus	$31.8
Cumulative translation adjustment	$12.0
Deficit	$(206.2)

Total shareholders’ equity	$143.6

Total capitalization	$228.7

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Notes:

(1)	Includes current portion of U.S.$4.4 million. See note 8 to the Consolidated Financial Statements.

(2)	See note 8 to the Consolidated Financial Statements.

(3)	Does not include: (a) 13,008,235 common shares of the Corporation issuable upon the exercise of warrants at exercise prices ranging from C$1.60 to C$4.69 per share outstanding as at December 31, 2004; and (b) 10,950,250 common shares of the Corporation issuable upon the exercise of stock options at exercise prices ranging from C$1.00 to C$4.12 per share outstanding as at December 31, 2004. See note 9 to the Consolidated Financial Statements.

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LEGAL PROCEEDINGS

Withdrawal of MINCA Litigation

MINCA Litigation

In early 1991, the CVG called for bids to develop the Las Cristinas Deposits. Placer was the winning bidder. In July 1991, Placer and the CVG entered into a joint venture agreement pursuant to which they agreed to form a joint venture company, Mineras Las Cristinas, C.A. (“MINCA”), to explore and, if feasible, develop the gold mineral in the Las Cristinas Deposits. In early 1992, the CVG and MINCA entered into a contract (the “MINCA Contract”) with respect to the exploration and exploitation of the Las Cristinas Deposits.

The work plan provided for in the MINCA Contract contained milestones with respect to the development of the Las Cristinas Deposits. During the period 1996 to 2000, MINCA suspended its development activities on several occasions.

In August 2000, Placer and the CVG agreed that Placer would have the right, until July 15, 2001 to engage an investment bank to attempt to find an approved buyer or joint venture partner to develop the Las Cristinas Deposits. In early July 2001, Placer assigned its interest in MINCA to Vannessa Ventures Ltd. (“Vannessa”). Shortly after July 15, 2001, the CVG declared MINCA to be in default of its obligations under the MINCA Contract and gave MINCA notice that it had the cure period specified under the MINCA Contract to cure the default. In early November 2001, after expiry of the cure period, the CVG terminated the MINCA Contract for cause and took possession of the Las Cristinas Deposits and related assets.

In March 2002, the MIBM repossessed the Las Cristinas Deposits and related assets on behalf of the Republic of Venezuela. In April 2002, by Presidential decree, the Venezuelan government reserved for itself through the MIBM the direct exploration and exploitation of the gold mineral located in the Las Cristinas Deposits and granted to the MIBM the right to contract with the CVG the activities required to carry out such exploration and exploitation. In May 2002, the MIBM and the CVG entered into an agreement pursuant to which the MIBM granted to the CVG the right to explore and exploit the gold mineral located in the Las Cristinas Deposits and to enter into operation agreements with third parties for such purposes. In September 2002, the CVG and the Corporation entered into the Mine Operation Agreement. See “Las Cristinas Project – Mine Operation Agreement”.

Beginning in March 2002, MINCA and Vannessa commenced a number of proceedings, (the “MINCA Litigation”) before the Venezuelan Supreme Court against the Republic of Venezuela and the CVG seeking, among other things, restitution of MINCA’s rights under the MINCA Contract or damages in lieu thereof.

Vannessa Arbitration

In July 2004, Vannessa filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) against the Republic of Venezuela pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The Request for Arbitration alleges that the Republic of Venezuela, including its agency, the CVG, breached the Treaty; that the Republic of Venezuela expropriated the investments of Vannessa and MINCA without due process of law, in a discriminatory manner and without prompt, adequate and effective compensation contrary to Article VII of the Treaty; and that the Republic of Venezuela failed to accord fair and equitable treatment and full security to Vannessa and MINCA contrary to Article II of the Treaty. Vannessa has requested restitution and monetary damages or, in lieu of restitution, monetary damages, including out-of-pocket expenses and lost profits. Vannessa has reported that ICSID registered the Request for Arbitration in October 2004.

Section 3(b) of Article XII of the Treaty provides that an investor may submit a dispute to arbitration under the Treaty only if “the investor has waived its right to initiate or continue any other proceedings in relation to the measure that is alleged to be in breach of [the Treaty] before the courts or tribunals of [Venezuela] or in a dispute settlement procedure of any kind”. Section 10 of Article XII of the Treaty provides that “an award of arbitration shall be final and binding”.

In July 2004, MINCA and Vannessa discontinued the MINCA Litigation.

Although the Corporation is not a party to the arbitration proceedings and cannot predict the outcome of these proceedings, including whether any arbitration award could have a material adverse effect on the Corporation’s rights under the Mine Operation Agreement, the Corporation believes (on the basis of advice received from special Canadian and Venezuelan legal counsel to the Corporation) that:

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(a)	the possibility of an award being made that would have a material adverse effect on the Corporation’s rights under the Mine Operation Agreement is remote (on the basis that the MINCA Contract was properly terminated by the CVG; equitable remedies are normally not granted when damages are a proper and available remedy; Vannessa has included the remedy of monetary damages in lieu of restitution in its Request for Arbitration; and the Republic of Venezuela has contractually committed the Las Cristinas Deposits to a third party);

(b)	if an arbitration award were made against the Republic of Venezuela, it would likely be in the form of monetary damages; and

(c)	if an restitution award were made against the Republic of Venezuela, the Republic would likely exercise its unilateral right under Section 9(b) of Article XII of the Treaty to pay monetary damages in lieu of restitution since, if the Republic were to terminate the Mine Operation Agreement, the Corporation would have a more substantial claim for damages against the Republic, particularly in light of the advanced stage of the Las Cristinas Project and the likelihood that the Project will be complete before the arbitration is completed.

Vengroup Arbitration

Background

The Corporation indirectly owns 51% and Vengroup owns 49% of Osmin. Osmin indirectly holds the Lo Incréible operations, which include the La Victoria deposit. See “Other Assets – Lo Incréible Operations”.

The Corporation’s subsidiary, ECM and Vengroup are parties to a shareholders agreement dated May 21, 1993 (the “Shareholders Agreement”) setting out their rights and obligations as shareholders of Osmin. ECM controls the board of directors of Osmin (ie, has the right to elect a majority of the directors). With limited exceptions, all decisions of the board and board committees are by majority vote. Historically, ECM has advanced the additional funds required to pay all administrative, development and operating expenses with respect to Lo Incréible (“Advances”). All Advances made by ECM are interest-bearing loans (“Loans”) repayable by Osmin out of the net operating cash flow from Lo Incréible (the “Cash Available for Distribution”). The Cash Available for Distribution is to be applied as follows: 50% is to be paid to ECM to repay the Loans and the balance is to be paid 51% to ECM and 49% to Vengroup. Any dispute arising under the Shareholders Agreement is to be referred to arbitration by a single arbitrator.

The Corporation, ECM and Vengroup are parties to a term sheet dated March 31, 2001 as amended by a memorandum of understanding dated July 19, 2001 (collectively, the “Term Sheet’) pursuant to which they agreed, among other things, to negotiate and execute an amended and restated Shareholders Agreement and to implement a mining and milling agreement pursuant to which ore extracted from Lo Incréible would be mined and processed by the Corporation and its subsidiaries on a cost plus basis subject to an agreed maximum (the “Maximum Mining and Milling Costs”). The parties have not negotiated and executed an amended and restated Shareholders Agreement or a mining and milling agreement. The Term Sheet makes no reference to levels of mining or production or the term over which mining and production will be sustained.

At the time that they entered into the Term Sheet, the Corporation, ECM and Vengroup agreed to proceed immediately to mine the gold mineral in the La Victoria deposit and to process the mined gold mineral at the Revemin mill. Mining and processing of the gold mineral in the La Victoria deposit commenced in the second quarter of 2001 but substantially ended in the third quarter of 2003 as a result of reduced gold recoveries and increased operating costs attributable to refractory ore in the La Victoria deposit. See “Other Assets – Lo Incréible Operations”.

The Corporation has written off the carrying value of its interest in the La Victoria deposit. At December 31, 2003, the outstanding amount of the Loans was approximately U.S.$34.6 million.

Notice of Arbitration

Vengroup has delivered a notice of arbitration to the Corporation and ECM dated November 24, 2004 (the “Notice of Arbitration”) alleging, among other things, that:

(a)	at the time that the parties entered into the Term Sheet, the Corporation made representations to Vengroup that created a binding mining and milling agreement between the parties (the “Implied Mining and Milling Agreement”) pursuant to which the Corporation agreed that the Corporation and its subsidiaries would mine and process ore from Lo Incréible using the Revemin mill at a specified rate (the “Processing Requirement”) and produce gold from the mined and processed ore at a specified rate (the “Production Requirement”) at a cost not to exceed the Maximum Mining and Milling Costs; and

(b)	the Corporation and its subsidiaries have failed to comply with Processing Requirement and the Production Requirement and, as a result, Osmin has failed to generate the Cash Available for Distribution that would have been generated had the Corporation and its subsidiaries complied with the Processing Requirement and the Production Requirement.

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In the Notice of Arbitration, Vengroup seeks, among other things, an award that Cash Available for Distribution will be determined by applying the Processing Requirement, the Production Requirement and the Maximum Mining and Milling Costs. Vengroup also seeks a declaration that, as a result of the award, as at October 31, 2004, the Loans have been reduced to approximately U.S.$18.9 million and Vengroup’s unpaid share of Cash Available for Distribution is approximately U.S.$7.8 million.

ECM and the Corporation dispute the allegations of Vengroup and, in the arbitration proceedings, will assert the terms and conditions of the written agreements between the parties based upon actual production, actual grades and agreed costs experienced at Lo Incréible.

The arbitration is at a preliminary stage. Legal counsel to the Corporation has advised the Corporation that it is too early to form an assessment of the potential exposure, if any, of the Corporation to liability for the awards requested in the Notice of Arbitration.

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RISK FACTORS

The business and operations of the Corporation are subject to a variety of risks including those described below and in Management’s Discussion and Analysis under “Risk Factors”.

Arbitration Proceedings

The Corporation is a party to or is interested in two arbitration proceedings. See “Legal Proceedings”.

Mine Operation Agreement

Lack of Ownership Rights

Under Venezuelan law, all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operation Agreement”. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Corporation in the Las Cristinas Deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits contain copper. Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. The Corporation does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Corporation does not believe that the MIBM would do so, the MIBM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

(a)	if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and

(b)	if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Corporation’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity. See “Liquidity and Capital Resources” in Management’s Discussion and Analysis.

The Corporation currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

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Reserve and Resource Estimates

The Corporation’s reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under “Mine Operation Agreement – Lack of Ownership Rights”, the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewelry demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2004, the gold price fluctuated between a low of U.S.$253 and a high of U.S.$454. On December 31, 2004, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$438.

The Corporation’s revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Corporation’s operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation’s profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

The market price of the common shares of the Corporation is also affected by fluctuations in the gold price.

Gold Hedging Activities

The Corporation has entered into forward contracts and written call options to sell a significant portion of the gold that it anticipates it will produce at its existing operations (see note 10 to the Consolidated Financial Statements). These contracts obligate the Corporation to sell specified quantities of gold at a prices set when it enters into the contracts, regardless of the price when the Corporation actually mines the gold. Accordingly, there is a risk that the price of gold will be higher at the time the Corporation mines the gold than when it entered into the contracts, with the result that the Corporation must sell the gold at a lower price than it would have received had it not entered into the contracts. In addition, if the Corporation is not able to produce the specified quantities of gold, it will be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the contract prices or higher than the Corporation’s own cost of production. In addition, the entity contracting to buy gold from the Corporation under the forward contracts could default and, if the contract price were higher than the market price at the time of default, the Corporation would not likely be able to resell the contracted gold at the higher contract price.

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Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of ore mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation’s mineral exploration and exploitation activities will be successful.

The Corporation’s operations may also be affected by the presence of illegal miners: something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the Corporation’s operations will not be adversely affected by the presence of illegal miners.

Country Risk

The Corporation’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Corporation has operations. The risks associated with the Corporation’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Corporation’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

The Corporation’s principal mineral properties are located in Venezuela. Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation’s operations, including its ability to satisfy its foreign currency obligations. See also “Mining in Venezuela”.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation’s profitability and financial position and the value of the common shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

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Limited Mining Operations

The Corporation’s Tomi operations and Revemin mill currently account for substantially all of the Corporation’s mineral production and revenues. Any adverse development affecting these operations would have a material adverse effect on the Corporation’s financial performance and results of operations.

Production Risks

The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

Environmental Regulation and Liability

The Corporation’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Corporation does not maintain environmental liability insurance.

The Las Cristinas Deposits are located within the Imataca Forest Reserve. Presidential Decree 3.110, which establishes an ordinance plan and regulations for the use of the Reserve, permits mining activities in the Reserve and establishes the legal framework for such activities. Presidential Decree 3.110 replaced a previous Presidential decree that was the subject of a legal challenge before the Venezuelan Supreme Court. It is possible that Presidential Decree 3.110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas Deposits.

Regulations and Permits

The Corporation’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation’s permits that could have a significant adverse impact on the Corporation’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

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Currency Fluctuations

Currency fluctuations may affect costs at the Corporation’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses is in non-U.S. dollar currencies. The appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation’s profitability, cash flows and financial position.

Recent Losses and Write-downs

The Corporation incurred net losses in each of 2004, 2003 and 2002. The Corporation’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Corporation. There can be no assurance that the Corporation will become profitable in the near future.

As part of the preparation of its audited consolidated financial statements for the year ended December 31, 2004, the Corporation undertook a detailed review of the carrying value of its mineral properties and plant and equipment. This review resulted in asset write-downs of U.S.$32.0 million (of which U.S.$13.8 million related to the Revemin mill, U.S.$10.4 million related to the Albino project, U.S.$3.6 million related to the Tomi operations and U.S.$4.2 million related to three exploration properties).

As part of the preparation of its audited consolidated financial statements for the years ended December 31, 2003 and 2002, the Corporation undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in asset write-downs of U.S.$17.5 million in the 2003 financial statements (of which U.S.$14.3 million related to the La Victoria property) and provisions to reduce the reported values of various properties, plant and equipment of U.S.$1.4 million in the 2002 financial statements.

Credit Agreement Restrictions

The Corporation and an indirect, wholly-owned subsidiary of the Corporation are parties to a credit agreement that, among other things, requires the Corporation to maintain specific financial ratios and satisfy specific financial condition tests. Events beyond the control of the Corporation, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these ratios and tests. Failure to do so could result in a default under the credit agreement. If an event of default occurs under the credit agreement, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce its security over substantially all of the Tomi operations and the Revemin mill. See note 8 to the Consolidated Financial Statements for additional information with respect to the credit agreement.

Dependence on Key Employees

The Corporation’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Corporation. The Corporation does not maintain insurance on any of its key employees.

Potential Dilution

As at December 31, 2004, the Corporation has outstanding options to purchase approximately 11.0 million common shares of the Corporation and warrants to purchase approximately 13.0 million common shares of the Corporation. See note 9 to the Consolidated Financial Statements for additional information with respect to the option and warrants. The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation’s current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Corporation’s then current shareholders could also be diluted.

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DIRECTORS AND SENIOR OFFICERS

The following table sets forth, for each of the directors and senior officers of the Corporation, the name, municipality of residence, office, principal occupation and, if a director, the date on which the person became a director. Each director is elected to serve until the Corporation’s next annual meeting of shareholders.

Name and Municipality of Residence	Office	Principal Occupation	Director Since	Expiry of Current Term(6)

Robert A. Fung (1) Toronto, Ontario	Director, Chairman of the Board	Employee Orion Securities, Inc. (investment bank)	December 3, 1996	June 24, 2005

Todd Bruce (1)(4) Unionville, Ontario	Director, President and Chief Executive Officer	President and Chief Executive Officer, Crystallex International Corporation	September 22, 2003	June 24, 2005

Michael J.H. Brown (1)(3)(4) Toronto, Ontario	Director	Principal, Capital Markets Advisory (a financial and capital markets advisory firm)	October 10, 2002	June 24, 2005

C. William Longden (2)(4) Toronto, Ontario	Director	Vice Chairman, Marshall, Macklin, Monaghan Limited (an engineering and construction management company)	July 25, 2000	June 24, 2005

David I. Matheson (1)(3) Toronto, Ontario	Director	Counsel, McMillan Binch LLP (law firm)	July 25, 2000	June 24, 2005

Harry J. Near (2)(5) Ottawa, Ontario	Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group (political advisory firm)	May 5, 1997	June 24, 2005

Marc J. Oppenheimer (1)(4) Leonia, New Jersey	Director	Executive Vice President, Kenmar Global Investment Management Inc.	February 20, 1995	June 24, 2005

Johan C. van’t Hof (1)(2)(4) Toronto, Ontario	Director	President, Tonbridge Corporation (infrastructure fund manager)	March 12, 2004	June 24, 2005

Armando F. Zullo (3)(5) Vancouver, British Columbia	Director	President, A.F. Zullo & Company Ltd. (construction company)	December 3, 1996	June 24, 2005

Borden D. Rosiak Toronto, Ontario	Chief Financial Officer	Chief Financial Officer, Crystallex International Corporation	—	—

Daniel R. Ross Toronto, Ontario	Executive Vice President, Corporate Counsel and Secretary	Executive Vice President, Corporate Counsel and Secretary, Crystallex International Corporation	—	—

Kenneth Thomas Mississauga, Ontario	Chief Operating Officer	Chief Operating Officer, Crystallex International Corporation	—	—

Dr. Sadek El-Alfy Seattle, Washington	Vice President, Operations	Vice President, Operations, Crystallex International Corporation	—	—

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Name and Municipality of Residence	Office	Principal Occupation	Director Since	Expiry of Current Term(6)

John Binns Toronto, Ontario	Vice President, Environmental	Vice President, Environmental Vice President, Environmental, Crystallex International Corporation	—	—

Ronald Colquhoun Newmarket, Ontario	Vice President, Technical Services	Vice President, Technical Services, Crystallex International Corporation	—	—

Robert Crombie Toronto, Ontario	Vice President, Corporate Development and Planning	Vice President, Corporate Development and Planning, Crystallex International Corporation	—	—

Dan Hamilton Toronto, Ontario	Vice President, Controller	Vice President, Controller, Crystallex International Corporation	—	—

Richard Marshall Alpharetta, Georgia	Vice President, Investor Relations	Vice President, Investor Relations, Crystallex International Corporation	—	—

Dr. Richard Spencer (7) Richmond Hill, Ontario	Vice President, Exploration	Vice President, Exploration, Crystallex International Corporation	—	—

___________________
Notes:

(1)	Member of the Finance and Risk Management Committee. The role of the Finance and Risk Management Committee is to assist the board of directors in fulfilling its responsibilities with respect to financial matters (including short- and long-term financings, issuances of shares, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash) and its oversight responsibilities with respect to non-financial risk management systems. A copy of the charter of the Finance and Risk Management Committee may be viewed on the Corporation’s website at www.crystallex.com.

(2)	Member of the Audit Committee. See “Audit Committee” below.

(3)	Member of the Corporate Governance Committee. The role of the Corporate Governance Committee is to assist the board of directors in fulfilling its responsibilities with respect to the composition and operation of the board of directors and committees of the board and corporate governance standards and practices. A copy of the charter of the Corporate Governance Committee may be viewed on the Corporation’s website at www.crystallex.com.

(4)	Member of the Environment, Health and Safety and Operations Committee. The role of the Environment, Health and Safety and Operations Committee is to assist the board of directors with respect to environment, health and safety matters arising out of the activities of Crystallex and to oversee the operations of Crystallex. A copy of the charter of the Environment, Health and Safety and Operations Committee may be viewed on the Corporation’s website at www.crystallex.com.

(5)	Member of the Nominating and Compensation Committee. The role of the Nominating and Compensation Committee is to assist the board of directors in fulfilling its responsibilities with respect to the composition of the board of directors, including recommending candidates for election or appointment as directors of the Corporation, the recruitment and compensation of the Chief Executive Officer and other officers of the Corporation, executive compensation disclosure and oversight of the compensation structure and benefit programs of the Corporation. A copy of the charter of the Nominating and Compensation Committee may be viewed on the Corporation’s website at www.crystallex.com.

(6)	Proposed date for the Corporation’s 2005 annual meeting of shareholders.

(7)	Dr. Spencer replaced Dr. Luca Riccio, P. Geo. who ceased to be an employee of the Corporation on December 31, 2004. Dr. Riccio continues to be a consultant to the Corporation.

All of the directors and senior officers of the Corporation have held the principal occupations identified above with the same or associated companies or organizations for not less than five years, except for Mr. Fung who was a Senior Partner of Capital West Group (a mid-market investment bank) prior to January 2001; Mr. Bruce who was President and Chief Operating Officer of IAMGOLD Corporation (a gold mining company) prior to January 2003; Mr. Brown who held various positions with Macquarie Bank of Australia (a bank) prior to October 2001; Mr. Longden who was Vice President, Corporate Development of Marshall, Macklin, Monaghan Limited (an engineering and construction management company) prior to May 2001; Mr. Matheson who was of counsel with Aird & Berlis LLP (law firm) prior to December 2001; Mr. Oppenheimer who was Vice-Chairman of the Corporation from September 2003 to May 2004 and the President and Chief Executive Officer of the Corporation prior to September 2003; Mr. van’t Hof who was the Chief Operating Officer of Carter Group Inc. (an automobile parts manufacturer) from July 2001 until May 2003 and was a partner and managing director with PricewaterhouseCoopers LLP prior to January 2001; Mr. Rosiak who was the Chief Financial Officer of Dorset Partners (a private investment firm) prior to April 2002; Mr. Ross who was a partner with McCarthy Tétrault LLP (law firm) prior to September 2001; Mr. Thomas who was a Managing Director of Hatch (an engineering and construction management company) from April 2001 to January 2003 and a Senior Vice President, Technical Services of Barrick Gold Corporation (gold mining company) prior to April 2001; Messrs. Binns and Colquhoun who held a variety of positions in operations and project management with Barrick Gold Corporation prior to February 2004; Mr. Crombie who was a Vice President of Dresdner Bank prior to April 2001; Mr. Hamilton who was VP Group Controller of AMEC Inc. (a construction and engineering company) prior to August 2003; and Dr. Spencer who was the Exploration Manager (South America) of IAMGOLD Corporation prior to October 2004.

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No director or senior officer of the Corporation has, within ten years prior to the date of this Annual Information Form:

•	been a director or officer of any reporting issuer that, while that individual was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issues access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual;

•	been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud; or

•	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

The directors and executive officers of the Corporation, and their associates and affiliates, as a group, beneficially own, directly or indirectly, 1,091,382 common shares of the Corporation or approximately 0.6% of the outstanding common shares of the Corporation.

Audit Committee

The board of directors of the Corporation has established the Audit Committee to assist the board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

Composition

The Audit Committee is composed of Johan C. van’t Hof (Chair), C. William Longden and Harry J. Near, each of whom is independent and financially literate (ie, has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of accounting issues that can reasonably be expected to be raised by the financial statements of the Corporation) within the meaning of applicable Canadian and U.S. securities laws.

Mr. van’t Hof was a partner and managing director with PricewaterhouseCoopers LLP, between 1991 and 2001 and is financially sophisticated (ie, has past employment experience in finance and accounting both as a chartered accountant and as a regular lecturer to members of the accounting profession on matters of audit and finance) within the meaning of applicable U.S. securities laws.

Charter

The composition, responsibilities and authority of the Audit Committee are set out in its charter. Under the terms of its charter, the Audit Committee is responsible for:

•	managing the relationship between the Corporation and its external auditors, including: appointing and replacing the external auditors, subject to shareholder approval; setting the compensation of the external auditors, overseeing the work of the external auditors (including resolving disagreements between management and the external auditors with respect to financial reporting); pre-approving all audit services and permitted non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors; ensuring that the external auditors report to the Audit Committee in a timely manner with respect to all required matters; reviewing and approving the hiring policies of the Corporation with respect to present and former partners and employees of the external auditors; overseeing the rotation of the audit partner having primary responsibility for the audit of the Corporation, the audit partner responsible for reviewing the external audit and the external auditors at such intervals as may be required; overseeing any change in the external auditors (including the notice of change as required under applicable laws); and reviewing and assessing the performance, independence and objectivity of the external auditors;

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•	overseeing the external audit of the Corporation, including: reviewing and approving the engagement letter and audit plan (including identified risk areas) and facilitating coordination where more than one audit firm is involved; reviewing and assessing the accounting and reporting practices and principles used by the Corporation in preparing its financial statements; reviewing and assessing the results of the external audit and the external auditors’ opinion on the financial statements; reviewing and discussing with the external auditors and management any management or internal control letters issued or proposed to be issued by the external auditors; reviewing and discussing with the external auditors any problems or difficulties encountered by them in the course of their audit work and management’s response (including any restrictions on the scope of activities or access to requested information and any significant disagreements with management); and reviewing and discussing with legal counsel and other advisors any matters that may have a material impact on the financial statements, operations, assets or compliance policies of the Corporation and any material reports or enquiries received by the Corporation and its subsidiary entities from regulators or government agencies;

•	reviewing, approving and, where required, recommending to the board of directors of the Corporation for approval, the financial statements, management’s discussion and analysis of financial condition and results of operations and interim financial reports of the Corporation and other public disclosure of financial information extracted from the financial statements of the Corporation with particular focus on the quality and appropriateness of accounting and reporting practices and principles and any changes thereto, major estimates or judgments, including alternative treatments of financial information discussed with management and the external auditors, the results of such discussions and the treatment preferred by the external auditors, material financial risks, material transactions, material adjustments, compliance with loan agreements, material off-balance sheet transactions and structures, related party transactions, compliance with accounting standards, compliance with legal and regulatory requirements and disagreements with management;

•	overseeing the internal financial control structure and financial risk management systems of the Corporation, including: reviewing and discussing with management and the external auditors the quality and adequacy of the internal control over the financial reporting structure of the Corporation (including any material deficiencies and the steps taken by management to rectify these deficiencies or weaknesses); reviewing and discussing with management and the external auditors the quality and adequacy of the financial risk management systems of the Corporation (including the major risk exposures of the Corporation and the steps taken by management to monitor and control these exposures; reviewing and discussing with management and the external auditors compliance with the Corporation’s Code of Business Conduct and Ethics (which includes whistleblower provisions); and reviewing and discussing with the Chief Executive Officer and the Chief Financial Officer of the Corporation the procedures undertaken by them in connection with the certifications required to be given by them in connection with annual and other filings required to be made by the Corporation under applicable securities laws; and

•	establishing adequate procedures, or ensuring that adequate procedures are in place, with respect to the following (and annually assessing the adequacy of these procedures): the review of the public disclosure of financial information extracted from the financial statements of the Corporation (other than as described above); the receipt, retention and treatment of complaints received by the Corporation with respect to accounting, internal accounting controls or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

A copy of the charter of the Finance and Risk Management Committee may be viewed on the Corporation’s website at www.crystallex.com.

Policy on the Provision of Services by External Auditors

The Audit Committee has developed a Policy on the Provision of Services by External Auditors. Under the terms of the Policy:

•	the external auditors may not provide services to Crystallex that impair or have the ability to impair the independence and objectivity of the external auditors in relation to the external audit function (generally, prohibited services include services where the external auditors participate in activities that are normally undertaken by management of Crystallex, are remunerated through a “success fee” structure, act in an advocacy role for Crystallex or may be required to audit their own work;

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•	the Audit Committee has pre-approved certain audit and permitted non-audit services as services that the auditors may provide to Crystallex, including: services that constitute the agreed scope of the external audit or interim reviews of Crystallex; services that are outside the agreed scope of, but are consistent with, the external audit or interim reviews of Crystallex; tax services that do not compromise the independence and objectivity of the external auditors in relation to the external audit; and other services of an advisory nature that do not compromise the independence and objectivity of the external auditors in relation to the external; and

•	an authorization process has been established which provides, among other things: the Audit Committee must authorize in advance all engagements of the external auditors to provide pre-approved services to Crystallex (provided however that the Chair of the Audit Committee and the Chief Financial Officer may together authorize in advance all engagements of the external auditors to provide pre-approved services to Crystallex up to a maximum of C$50,000 per engagement and up to a maximum of C$150,000 for all such engagements in each calendar quarter and the Chair of the Audit Committee and the Chief Financial Officer must report all engagements authorized by them to the Audit Committee at its next meeting); and services that are not pre-approved services must be authorized by the Audit Committee before the external auditors are engaged regardless of the dollar value of the services..

Exceptions can be made to this Policy where the exceptions are in the interests of Crystallex and appropriate arrangements are established to ensure the independence and objectivity of the external auditors in relation to the external audit. Any exception must be authorized by the Audit Committee and must be reported to the board of directors of the Corporation.

Copies of the Corporation’s Policy on the Provision of Services by External Auditors and the Corporation’s Code of Business Conduct and Ethics may be viewed on the Corporation’s website at www.crystallex.com.

External Auditors Service Fees

The Corporation’s auditors are Deloitte & Touche LLP, Chartered Accountants.

The table below sets out the fees billed by the Corporation’s auditors for each of last two years in respect of the services noted below.

Year ended December 31,

	2004	2003

Audit-related fees(1)	U.S.$694,131	U.S.$560,106
Tax fees(2)	U.S.$870,553	─
All other fees(3)	U.S.$737,018	U.S.$ 15,389

____________________
Notes:

(1)	Includes fees for financial audits, interim reviews and assurance and related services.

(2)	Includes fees for tax advice.

(3)	Includes fees other than those referred to in Notes (1) and (2) above.

Corporate Governance Statement

The Corporation’s Corporate Governance Statement (together with the documents referred to in the Corporate Governance Statement) may be viewed on the Corporation’s website at www.crystallex.com.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for the following, neither the Corporation nor any of its subsidiaries has entered into any material contract within the two years before the date of this Annual Information Form, other than contracts in the ordinary course of business:

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(a)	the EPCM Contract with SNCL with respect to the development of the Las Cristinas Project described under “Las Cristinas Project – Engineering, Procurement and Construction Management; and

(b)	the indenture, supplemental indenture and escrow agreement with respect to a U.S.$100 million debt offering completed in December 2004.

Copies of these documents are available at the SEDAR website at www.sedar.com.

INTEREST OF EXPERTS

Deloitte & Touche LLP has prepared the audit report on the Consolidated Financial Statements which are incorporated by reference in this Annual Information Form. Mine Development Associates, SNC-Lavalin Engineers & Constructors Inc. and certain other consultants have been involved in the preparation of certain technical reports which are incorporated by reference in this Annual Information Form. The foregoing experts have advised the Corporation that they do not own any common shares or other property of Crystallex.

ADDITIONAL INFORMATION

Additional information with respect to Crystallex may be found at the SEDAR website at www.sedar.com.

Additional information including directors and officers remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, where applicable, is or will be contained in the management information circular for use at the next annual meeting of shareholders of the Corporation (currently scheduled for June 24, 2005).

Additional financial information is provided in the Consolidated Financial Statements and Management’s Discussion and Analysis, copies of which are attached to this Annual Information Form as Annex A and Annex B, respectively.

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ANNEX A
CONSOLIDATED FINANCIAL STATEMENTS

A-1

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION

December 31, 2004, 2003 and 2002

(Expressed in United States dollars)

Report of Independent Registered Chartered Accountants

To the Board of Directors and the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

“Deloitte & Touche LLP”
Chartered Accountants
Toronto, Ontario
March 11, 2005.

CRYSTALLEX INTERNATIONAL CORPORATION Table of Contents December 31, 2004, 2003 and 2002

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Balance Sheets
As at December 31
(Expressed in United States dollars – See Note 2)

	2004	2003

ASSETS

CURRENT
Cash and cash equivalents	$5,766,742	$26,203,536
Short-term investments	30,277,280	—
Restricted cash and cash equivalents (Note 5)	2,500,000	—
Accounts receivable – trade	529,907	860,901
Accounts receivable – other (Note 17)	—	2,000,000
Production inventories (Note 4)	1,784,788	1,751,703
Prepaid expenses and other	2,785,264	1,032,545

	43,643,981	31,848,685
RESTRICTED CASH AND CASH EQUIVALENTS (Note 5)	95,505,636	—
PROPERTY, PLANT AND EQUIPMENT (Note 6)	117,329,337	102,274,263
DEFERRED FINANCING FEES (Note 7)	3,639,702	150,580

TOTAL ASSETS	$260,118,656	$134,273,528

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$6,595,329	$6,968,598
Current portion of commodity contract obligations (Note 10)	16,724,215	20,210,104
Current portion of long-term debt (Note 8)	4,400,000	1,030,000

	27,719,544	28,208,702
LONG-TERM DEBT (Note 8)	80,687,719	6,458,000
COMMODITY CONTRACT OBLIGATIONS (Note 10)	5,855,897	20,498,008
ASSET RETIREMENT OBLIGATIONS (Note 11)	2,301,181	—

	116,564,341	55,164,710

MINORITY INTEREST	—	111,053

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)	306,031,783	171,994,591
SPECIAL WARRANTS (Note 9)	—	11,886,581
CONTRIBUTED SURPLUS (Note 9)	31,824,328	25,808,171
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	11,958,981
DEFICIT	(206,260,777)	(142,650,559)

	143,554,315	78,997,765

	$260,118,656	$134,273,528

(Signed) “Todd Bruce”, Director	(Signed) “Johan van’t Hof”, Director
The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Operations
Year ended December 31
(Expressed in United States dollars – See Note 2)

	2004	2003	2002

MINING REVENUE	$20,245,690	$11,329,407	$8,523,404

OPERATING EXPENSES
Operations	18,037,768	11,783,185	9,722,636
Amortization	1,161,042	1,019,566	698,767
Depletion	4,869,005	2,034,962	1,365,097

	24,067,815	14,837,713	11,786,500

OPERATING LOSS	(3,822,125)	(3,508,306)	(3,263,096)

OTHER EXPENSES
Amortization	158,969	276,722	210,744
Interest on long-term debt	548,131	906,490	1,375,010
General and administrative	18,223,193	16,375,534	5,750,966
Stock based compensation (Notes 3 and 9)	5,296,977	—	—

	24,227,270	17,558,746	7,336,720

COMMODITY CONTRACT LOSS (Note 10)	(963,717)	(16,475,340)	(22,278,461)

LOSS BEFORE OTHER ITEMS	(29,013,112)	(37,542,392)	(32,878,277)

OTHER ITEMS
Interest and other income	697,638	195,992	49,606
Foreign exchange gain (loss)	397,313	(3,528,401)	587,570
Write-down of property, plant and equipment (Note 6)	(32,003,253)	(17,506,337)	(1,366,194)
Write-down of investment in El Callao (Note 12)	(493,702)	—	—
Loss on sale and write-down of
marketable securities	—	(136,276)	(134,766)

	(31,402,004)	(20,975,022)	(863,784)

LOSS FROM CONTINUING OPERATIONS
BEFORE MINORITY INTEREST	(60,415,116)	(58,517,414)	(33,742,061)
Minority Interest	111,053	—	—

LOSS FROM CONTINUING OPERATIONS	(60,304,063)	(58,517,414)	(33,742,061)
LOSS FROM DISCONTINUED
OPERATIONS (Note 17)	(350,000)	(2,969,088)	(2,392,218)

NET LOSS FOR THE YEAR	$(60,654,063)	$(61,486,502)	$(36,134,279)

BASIC AND DILUTED NET LOSS PER SHARE
Continuing operations	$(0.35)	$(0.49)	$(0.40)
Discontinued operations	(0.00)	(0.03)	(0.03)

	$(0.35)	$(0.52)	$(0.43)

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	172,234,551	118,309,198	84,441,287

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Cash Flows
Years ended December 31
(Expressed in United States dollars – See Note 3)

	2004	2003	2002

CASH FLOWS FROM CONTINUING
OPERATING ACTIVITIES
Loss for the year - continuing operations	$(60,304,063)	$(58,517,414)	$(33,742,061)
Adjustments to reconcile loss to net cash
used in operating activities:
Amortization and depletion	6,189,016	3,331,250	2,274,608
Unrealized foreign exchange gain	(71,279)	493,576	2,711,868
Director’s fees	100,000	57,000	71,011
Minority interest in loss of subsidiary	(111,053)	—	—
Interest on long-term debt	79,249	—	209
Management and consulting fees	—	1,378,175	—
Unrealized commodity contract (gain) loss	(18,127,999)	13,808,154	21,879,691
Stock based compensation	5,296,977	—	—
Extension of warrants	225,178	—	—
Loss on sale and write-down of marketable securities	—	136,276	134,766
Write-down of investment in El Callao	493,702	—	—
Write-down of mineral properties	32,003,253	17,506,337	1,366,194
Changes in other operating assets and liabilities
(net of effects from purchase of subsidiaries):
Decrease (increase) in accounts receivable	330,994	(1,993,392)	222,966
Increase in production inventories	(33,085)	(1,160,650)	(385,564)
(Increase) decrease in prepaid expenses and other	(1,752,719)	(745,147)	618,546
Decrease (increase) in due from related parties	—	68,221	(72,969)
(Decrease) increase in accounts payable and
accrued liabilities	(323,269)	(710,761)	1,100,525
(Decrease) increase in due to related parties	—	(190,297)	156,683
Increase in commodity contract obligation	—	—	727,287

	(36,005,098)	(26,538,672)	(2,936,240)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and equipment	(50,900,524)	(9,032,425)	(27,031,579)
Increase in restricted cash	(98,005,636)	—	—
Increase in short-term investments	(30,277,280)	—	—
Sale (purchase) of marketable securities	—	365,912	(40,960)

	(179,183,440)	(8,666,513)	(27,072,539)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	115,113,111	7,059,199	4,636,185
Special warrants and warrants	—	44,765,443	2,915,183
Debt borrowings	78,550,000	3,136,089	19,224,334
Proceeds from orderly disposition of shares	3,957,285	—	—
Debt repayments	(1,029,530)	(1,584,934)	(488,196)
Deferred financing fees	(3,489,122)	—	(1,269,412)

	193,101,744	53,375,797	25,018,094

CASH FLOWS FROM CONTINUING OPERATIONS	(22,086,794)	18,170,612	(4,990,685)
CASH FLOWS FROM DISCONTINUED OPERATIONS	1,650,000	831,476	(829,487)
EFFECT OF FOREIGN EXCHANGE RATE
CHANGES ON CASH AND CASH EQUIVALENTS	—	3,595,235	378,452

(DECREASE) INCREASE IN CASH
AND CASH EQUIVALENTS	(20,436,794)	22,597,323	(5,441,720)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,203,536	3,606,213	9,047,933

CASH AND CASH EQUIVALENTS, END OF YEAR	$5,766,742	$26,203,536	$3,606,213

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of the consolidated financial statements.

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CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Shareholders’ Equity
Years ended December 31
(Expressed in United States dollars — See Note 2)

	Number of Common Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Deficit	Cumulative Translation Adjustment	Equity Component of Convertible Notes	Total

Balance at December 31, 2001	79,347,194	$109,131,000	—	$—	10,978,272	$2,813,369	$(44,437,601)	$(3,681,377)	$1,012,246	$64,837,637
Shares issued:
On exercise of options	1,104,500	1,034,016	—	—	—	—	—	—	—	1,034,016
On conversion of warrants	2,495,125	3,991,676	—	—	(2,495,125)	(389,507)	—	—	—	3,602,169
For directors’ fees	42,612	71,011	—	—	—	—	—	—	—	71,011
For mineral property	282,554	554,402	—	—	—	—	—	—	—	554,402
On settlement of bank loan	677,711	1,097,350	—	—	—	—	—	—	—	1,097,350
For finders fee	35,430	50,339	—	—	—	—	—	—	—	50,339
On conversion of notes	7,737,152	11,082,411	—	—	—	—	—	—	(1,012,246)	10,070,165
Special warrants issued for cash	—	—	2,252,500	2,915,183	—	—	—	—	—	2,915,183
Warrants issued with convertible notes	—	—	—	—	3,195,023	1,234,040	—	—	—	1,234,040
Equity component of convertible notes	—	—	—	—	—	—	—	—	2,482,126	2,482,126
Change in CTA Balance	—	—	—	—	—	—	—	786,660	—	786,660
Net loss for the year	—	—	—	—	—	—	(36,134,279)	—	—	(36,134,279)

Balance at December 31, 2002	91,722,278	127,012,205	2,252,500	2,915,183	11,678,170	3,657,902	(80,571,880)	(2,894,717)	2,482,126	52,600,819
Shares issued:
On exercise of options	270,000	332,500	—	—	—	—	—	—	—	332,500
On conversion of warrants	4,803,457	8,185,623	—	—	(4,803,457)	(1,458,924)	—	—	—	6,726,699
For directors’ fees	40,080	57,000	—	—	—	—	—	—	—	57,000
In settlement of mineral property dispute	229,283	542,766	—	—	—	—	—	—	—	542,766
For settlement of bank loan and bank fees	2,348,184	2,114,811	—	—	—	—	—	—	—	2,114,811
For financial advisory fees	350,000	650,590	—	—	—	—	—	—	—	650,590
For finders fee	61,695	109,705	—	—	—	—	—	—	—	109,705
For legal fees	1,281,124	2,179,579	—	—	—	—	—	—	—	2,179,579
On conversion of notes	17,036,967	16,444,612	—	—	—	—	—	—	(2,482,126)	13,962,486
Conversion of special warrants	17,260,455	14,365,200	(17,260,455)	(14,365,200)	—	—	—	—	—	—
Special warrants and warrants issued for cash	—	—	27,807,955	23,336,598	13,903,977	21,428,845	—	—	—	44,765,443
Warrants issued for consulting fee	—	—	—	—	900,000	1,027,490	—	—	—	1,027,490
Warrants issued with convertible notes	—	—	—	—	150,000	197,420	—	—	—	197,420
Warrants issued with promissory notes	—	—	—	—	450,000	171,157	—	—	—	171,157
Warrants expired during the year	—	—	—	—	(2,235,918)	—	—	—	—	—
Options issued to non-employees	—	—	—	—	—	192,104	—	—	—	192,104
Warrants extended during the year	—	—	—	—	—	592,177	(592,177)	—	—	—
Change in CTA Balance	—	—	—	—	—	—	—	14,853,698		14,853,698
Net loss for the year	—	—	—	—	—	—	(61,486,502)	—	—	(61,486,502)

Balance at December 31, 2003	135,403,523	171,994,591	12,800,000	11,886,581	20,042,772	25,808,171	(142,650,559)	11,958,981	—	78,997,765
Adjustment for change in policy
re stock-based compensation	—	—	—	—	—	2,956,155	(2,956,155)	—	—	—
Shares issued:
Public equity offering	28,750,000	81,935,995	—	—	—	—	—	—	—	81,935,995
Unit offering	6,500,000	20,484,750	—	—	—	—	—	—	—	20,484,750
Exercise of options	1,251,000	1,581,512	—	—	—	(172,624)	—	—	—	1,408,888
Conversion of warrants	4,908,046	13,573,007	—	—	(4,908,046)	(2,289,529)	—	—	—	11,283,478
Directors’ fees	40,976	100,000			—	—	—	—	—	100,000
Finders fee	19,232	50,000			—	—	—	—	—	50,000
Conversion of special warrants	12,800,000	11,886,581	(12,800,000)	(11,886,581)	—	—	—	—	—	—
Share exchange-El Callao	163,958	468,062	—	—	—	—	—	—	—	468,062
Proceeds from orderly disposition of shares (Note 8)	—	3,957,285	—	—	—	—	—	—	—	3,957,285
Options issued to employees	—	—	—	—	—	5,296,977	—	—	—	5,296,977
Warrants expired	—	—	—	—	(2,126,491)	—	—	—	—	—
Extension of warrants	—	—	—	—	—	225,178	—	—	—	225,178
Net loss for the year	—	—	—	—	—	—	(60,654,063)	—	—	(60,654,063)

Balance at December 31, 2004	189,836,735	$306,031,783	—	$—	13,008,235	$31,824,328	$(206,260,777)	$11,958,981	$—	$143,554,315

The accompanying notes are an integral part of the consolidated financial statements .

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

1.	NATURE OF OPERATIONS

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted in Venezuela.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation of consolidated financial statements

The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada.

On January 1, 2004, the Company changed its functional and reporting currency to the United States (U.S.) dollar as a consequence of an increase in the overall proportion of the Company’s business activities transacted in the U.S. dollar. The comparative consolidated financial statements, comprising the consolidated balance sheets of Crystallex, as at December 31, 2003 and the related statements of operations, shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2003 were recast into United States dollars and re-issued by the Company. The comparative figures presented in the financial statements comprise the recast financial statements.

The comparative figures presented in these consolidated financial statements have been translated to the U.S. dollar using the current rate method. The income statement and the cash flow statement items for comparative years were translated into the reporting currency using the average rates in effect for the period, and assets and liabilities were translated using the exchange rate at the end of the year. All resulting exchange differences are reported as a separate component of shareholders’ equity titled cumulative translation adjustment.

The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All inter-company balances and transactions have been eliminated.

Translation of foreign currency subsidiaries and foreign currency balances

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated from the local currency into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the year end exchange rates, and non-monetary assets and liabilities are translated into U.S. dollars using historical rates of exchange. Revenues and expenses are translated into U.S. dollars at average rates for the year. Exchange gains and losses on translation are included in income.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Short-term investments

Short-term investments include highly liquid investments with original maturities greater than three months and less than one year.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2004 and December 31, 2003.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly in exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods, not to exceed the estimated life of mine:

Buildings	5 years
Field vehicles	5 years
Furniture and equipment	5 years
Mill and plant	20 years
Mining equipment	10 years

Mineral properties and deferred exploration and development expenditures

Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company records a liability for its long-term asset retirement obligations, equal to the fair value of the obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset. The asset is depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is accreted over the period of expected cash flows with a corresponding charge to operating income. The fair value of the obligation for asset retirement is assessed annually.

Impairment of long lived assets

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

Non-producing mineral properties are evaluated for impairment based on management’s intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

Production inventories

Gold in doré, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

Consumables and spare parts inventory are valued at the lower of average and replacement cost.

Income taxes

The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company provides a valuation allowance against the recorded future income tax asset when it appears more likely than not that some or all of the future income tax assets will not be realized.

Revenue recognition

Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred financing fees

Costs related to the Company’s debt financings are deferred and amortized over the term of the related financing.

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted loss per share is calculated using the treasury stock method.

Commodity derivative contracts

The Company entered into commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheets, under the caption commodity contract obligations, at estimated current fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the commodity contract obligations and realized gains/losses on the commodity contract obligations, are recognized in the Statement of Operations in the period of the change or settlement as a commodity contract gain/(loss).

Stock-based compensation plan

Effective January 1, 2004, the Company adopted, retroactively without restatement of prior years’ financial statements, the CICA Handbook accounting standard 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under this standard, the Company now accounts for stock options using the fair value method, whereby compensation expense for stock options, granted since January1, 2002, is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital and required asset retirement obligations. These estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	CHANGES IN ACCOUNTING POLICIES

(i) Stock Based Compensation

Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Under this method, compensation expense for stock options granted to employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. Previously the Company did not record stock options issued to employees as compensation expense and disclosed pro forma information on the fair value of stock-based compensation issued during the period in the notes to the financial statements. The Company has adopted this change retroactively and without any restatement of any previously reported amounts. The opening deficit and contributed surplus, as at January 1, 2004, have been adjusted by $2,956,155 to reflect the cumulative effect of this change. (Note 9).

(ii) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred and reasonably estimatable. A corresponding increase to the carrying amount of the related assets is generally recorded and amortized over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved expensing reclamation and closure costs through charges to income. The Company records a liability for its long-term asset retirement obligations, equal to the fair value of the obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset. The asset is depreciated and charged to depreciation expense over the life of the associated asset. Interest on the obligation is accreted over the period of expected cash flows with a corresponding charge to operating income. The fair value of the obligation for asset retirement is assessed annually. For the year ended December 31, 2004, the Company recorded asset retirement obligations of $2,301,181. (Note 11).

(iii) Impairment of Long-Lived Assets

CICA Handbook section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard is effective for fiscal years commencing on or after April 1, 2003, and as such was implemented by Crystallex effective January 1, 2004. Under this standard, a two-step process determines impairment of long-lived assets held for use. The first step determines whether impairment exists, and if so, the second step measures the amount of the impairment. Impairment exists if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment loss is determined as the amount by which the long-lived asset’s carrying value exceeds its fair value.

The adoption of this standard had no material impact on these financial statements.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

3.	CHANGES IN ACCOUNTING POLICIES (continued)

(iv) Generally Accepted Accounting Principles

Effective January 1, 2004, the Company adopted CICA 1100, which establishes standards for financial reporting in accordance with generally accepted accounting principles. CICA 1100 describes what constitutes Canadian generally accepted accounting principles and its sources. The standard provides guidance on sources to consult when selecting accounting principles and determining appropriate disclosure when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. The effect of any change in accounting policy made on adopting this section is applied to events and transactions occurring after the date of the change and to any outstanding related balances existing at the date of the change. No cumulative catch-up adjustment is made to such balances. Implementation of this standard had no significant impact on the Company.

4.	PRODUCTION INVENTORIES
	2004	2003

Gold in doré	$265,972	$656,028
Gold in process	409,986	161,241
Stockpiled ore	4,421	178,743
Consumables and spare parts	1,104,409	755,691

	$1,784,788	$1,751,703

5.	RESTRICTED CASH AND CASH EQUIVALENTS

As at December 31, 2004 the Company had $98,005,636 of restricted cash and cash equivalents. Of this balance, $95,505,636 is comprised principally of treasury bills with original maturities of three months or less. These funds are being held in escrow under terms of an Escrow Agreement whereby funds are restricted for use towards approved capital budget expenditures and interest expense on notes payable (Note 8). The remaining $2,500,000 is held on deposit with a commodity contract counterparty.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

6.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31, are as follows:

		2004

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$8,899,003	$5,642,790	$3,256,213
Mineral properties	121,358,351	7,653,154	113,705,197
Deferred exploration and development expenditures	2,459,187	2,091,260	367,927

	$132,716,541	$15,387,204	$117,329,337

		2003

	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value

Plant and equipment	$16,283,213	$4,368,408	$11,914,805
Mineral properties	90,607,329	4,191,851	86,415,478
Deferred exploration and development expenditures	4,627,538	683,558	3,943,980

	$111,518,080	$9,243,817	$102,274,263

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

The net book values of property, plant and equipment by location are as follows:

	2004

	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total

Las Cristinas Concessions	$—	$113,451,761	$—	$113,451,761
Tomi Concession	—	253,436	367,927	621,363
Revemin mill	3,041,238	—	—	3,041,238
Corporate	214,975	—	—	214,975

Total	$3,256,213	$113,705,197	$367,927	$117,329,337

	2003

	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total

Las Cristinas Concessions	$—	$72,780,266	$—	$72,780,266
Tomi Concession	—	2,736,424	23,641	2,760,065
Albino Concession	—	5,678,438	3,920,339	9,598,777
Bolivar Goldfield properties	—	5,220,350	—	5,220,350
Revemin mill	11,835,611	—	—	11,835,611
Corporate	79,194	—	—	79,194

Total	$11,914,805	$86,415,478	$3,943,980	$102,274,263

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

The Company reviews annually the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. The results of this review revealed that the carrying values for the Revemin mill and the Albino, Tomi, Dividival, Belen and Marwani Concessions were in excess of their estimated future undiscounted net cash flows. Write downs to the estimated fair market value amounting to $32,003,253 (2003 - $17,506,337; 2002 - $1,366,194) were included within the Statements of Operations.

Property, plant and equipment summarized by property is as follows:

Las Cristinas Concessions

On September 17, 2002, the Company entered into a non-assignable mining agreement (the “Agreement”) with the Corporación Venezolana de Guayana (“CVG”), acting under the authority of the Ministry of Energy and Mines of Venezuela (“MEM”), pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the commercialization and sale of gold. As a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions (Note 18).

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

6.	PROPERTY, PLANT AND EQUIPMENT (continued)

The aggregate cost incurred by the Company to December 31, 2004 to obtain the right to exploit the area is $113,451,761, represented by $96,527,615 of payments in cash and $16,924,146 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders’ fees of $36,170,393 ($24,978,317 cash; and $11,192,076 through shares) and professional fees and related expenses of $77,281,368 ($71,549,298 cash; and $5,732,070 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (a law firm, a partner of whom is a director of the Company - Note 13) of $Nil during the year ended December 31, 2004 (2003 - $3,014,401; 2002 - $8,322,084) and travel and administrative costs of $634,679 during the year ended December 31, 2004 (2003 – $323,934; 2002 - $259,247).

Bolivar Goldfields Properties

The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This ownership includes the Tomi concession, Revemin mill and related exploration lands in Venezuela.

Albino 1 Concession

The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. Subsequent to December 31, 2004, the MEM notified the Company that it had terminated the Company’s Albino concession rights. The Company has appealed this decision, however, due to the uncertainty of the outcome of this appeal the Company has written down the carrying value of its investment in the Albino concession to $Nil.

7.	DEFERRED FINANCING FEES

Deferred financing fees of $3,639,702, net of accumulated amortization of $275,026 (December 31, 2003 - $150,580, net of accumulated amortization of $154,089), relate to costs incurred in the issuance of senior unsecured notes, and for the bank loan credit facility.

8.	LONG-TERM DEBT

	2004	2003

Bank loan	$6,458,470	$7,488,000
Notes payable	78,629,249	—

	85,087,719	7,488,000
Less: Current portion of long-term debt	(4,400,000)	(1,030,000)

	$80,687,719	$6,458,000

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

8.	LONG-TERM DEBT (continued)

Notes Payable

In conjunction with a Unit offering (Note 9) on December 23, 2004, the Company issued $100,000,000 principal amount senior unsecured notes with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation. Interest is payable on a semi-annual basis on January 15 and July 15 of each year, beginning July 15, 2005. The Company may redeem the notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

The notes payable were derived from a financial instrument that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the notes. The discounted fair value of the notes will be accreted to the face value of the notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense. During the year ended December 31, 2004 accretion of $79,249 was included in interest expense.

Bank loan

On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a Credit Agreement with the Standard Bank London Limited (“SBL”) which was subsequently amended by a First Amendment to the Credit Agreement in the amount of $8,500,000. This loan, which matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (excluding the Lo Increible and Las Cristinas properties), a charge against the Company’s Revemin mill and a pledge of the securities of certain of the Company’s subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company’s ability to enter into metal trading agreements.

In prior years certain SBL loan repayments were made through the issuance of the Company’s common shares. These common shares were subject to an Orderly Disposition Agreement with SBL which specified that any cumulative gain on final disposition of the shares issued was for the Company’s account. As at December 31, 2004 all shares subject to the Orderly Disposition Agreement had been disposed by SBL for a cumulative gain of $3,957,285. The benefit of this gain was applied to share capital.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

8.	LONG-TERM DEBT (continued)

	Bank Loan

	Principal payments of long-term debt are as follows:

	2005	$4,400,000
	2006	2,058,470
	2011	100,000,000

		$106,458,470
	Less: discount on notes payable	21,370,751

		$85,087,719

9.	SHARE CAPITAL

	2004	2003

Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
189,836,735 Common Shares (2003 - 135,403,523)	$306,031,783	$171,994,591

Warrants

As at December 31, 2004, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Range of Exercise Price - Cdn. $	Number of Shares	Weighted Average Remaining Contractual Life (Years)

$1.60 to $ 2.28	3,418,500	0.65
$2.85 to $ 3.58	8,947,727	1.48
$3.67 to $ 4.69	642,008	0.71

	13,008,235

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Warrants (continued)

During the year, the Company extended by 90 days the terms of certain Common Share purchase warrants, previously issued as part of private placement financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $225,178 was made directly against earnings, and contributed surplus was increased by the same amount. The value of a warrant extension granted in fiscal 2003 of $592,177 resulted in a charge against deficit and contributed surplus in the same amount.

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

As at December 31, 2004 stock options were outstanding enabling the holders to acquire common shares as follows:

		Outstanding Options

Range of Exercise Price - Cdn. $	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price - Cdn$

$1.00 to $ 1.50	2,102,500	2.98	1.24
$1.75 to $ 2.65	4,277,500	5.53	2.19
$3.00 to $ 4.12	4,570,250	6.97	3.27

	10,950,250

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Stock Options (continued)

A summary of the status of the stock option plan as at December 31, and changes during each year ended on those dates is as follows:

	2004		2003		2002

	Number of Shares	Weighted Average Exercise Price - Cdn $	Number of Shares	Weighted Average Exercise Price - Cdn$	Number of Shares	Weighted Average Exercise Price - Cdn$

Outstanding,
beginning of year	8,966,000	$1.97	6,952,500	$1.76	7,707,000	$1.70
Granted - Employees	3,285,250	3.37	2,248,500	2.56	350,000	2.28
Granted - Non Employees	—	—	250,000	2.12	—	—
Exercised	(1,251,000)	1.44	(270,000)	1.64	(1,104,500)	1.46
Cancelled	(50,000)	1.50	(215,000)	1.85	—	—

Outstanding, end of year	10,950,250	$2.46	8,966,000	$1.97	6,952,500	$1.76

Weighted average fair value of options granted during the year - Cdn $		$2.23		$1.92		$1.16

As at December 31, 2004, there were 877,500 options outstanding, with a weighted average exercise price of $3.32 that were not fully vested (2003 – 400,000 options; $3.03 weighted average exercise price).

Supplemental information for stock-based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without the restatement of prior periods, the fair value method of accounting for all stock options granted to employees (Note 3). The compensation expense recorded in the year ended December 31, 2004 was $5,296,977. The offset is recorded as contributed surplus. Any consideration paid by employees on exercise of stock options is credited to share capital.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Supplemental information for stock-based compensation (continued)

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

	2004	2003	2002

Risk free interest rate	4.38%	4.04%	4.22%
Expected life	5.98 years	3.95 years	3.75 years
Expected volatility	75%	108%	75%
Expected dividends	—	—	—

The following table presents the net loss and net loss per share for the years ended December 31 had the Company recorded stock options as compensation expense on the date of grant, amortized over the vesting periods of the options.

	2004	2003	2002

Net loss	$(60,654,063)	$(61,486,502)	$(36,134,279)
Incremental compensation expense	—	(2,696,968)	(259,187)

Pro forma net loss	$(60,654,063)	$(64,183,470)	$(36,393,466)

Pro forma basic and diluted loss per share	$(0.35)	$(0.54)	$(0.43)

Financing Transactions

Fiscal 2004 Activities

On April 5, 2004, the Company completed a Cdn. $100 million public equity offering whereby 25,000,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company, after considering the underwriters’ fee, amounted to $71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at Cdn. $4.00 per common share. The net proceeds received by the Company, after considering the underwriters’ fee, amounted to $10,475,873. Other expenditures related to this public equity offering and over-allotment amounted to $234,609.

On December 23, 2004, the Company completed a $100 million offering whereby 100,000 Units of the Company were issued at a price of $1,000 per Unit. Each Unit was comprised of $1,000 principal amount of senior unsecured notes and 65 common shares of the Company. The net proceeds received by the Company, after considering the underwriters’ fee of $4,000,000 and other estimated expenditures of $500,000, amounted to $95,500,000. The equity component of this offering was allocated based on the fair value of the shares issued, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the notes (Refer to Note 8).

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2004 Activities (continued)

The net proceeds will be used to fund a portion of the costs of developing the Las Cristinas Project, currently estimated as follows:

• construction contracts - $32.5 million;
• equipment - $30.0 million; and
• as to the balance, for additional purchase orders and service contracts awarded under the terms of the Engineering, Procurement and Construction Management (“EPCM”) contract and fees payable to SNC-Lavalin (“SNCL”).

The net proceeds of the offering (the “Escrowed Funds”) were deposited with CIBC Mellon Trust Company (the “Escrow Agent”) under the terms of an escrow agreement (the “Escrow Agreement”) dated December 23, 2004 between the Company and the Escrow Agent. The Escrowed Funds are divided into two pools: one pool equal to the aggregate amount of the interest payable on the first three interest payments dates (the “Interest Pool”) and the other pool equal to the balance of the Escrowed Funds (the “Project Pool”).

Under the terms of the Escrow Agreement, the Escrow Agent will release an amount equal to the interest payment from the Interest Pool, when the Company makes each of the first three interest payments to the Trustee. If the Company completes one or more offerings of common shares or debt securities convertible into common shares and receives aggregate net proceeds of $75 million or more, the Escrow Agent will release the balance, if any, of the Interest Pool to the Company.

Under the terms of the Escrow Agreement, the Escrow Agent will release funds from the Project Pool to pay Approved Capital Budget Expenditures. Approved Capital Budget Expenditures are defined in the Escrow Agreement to include capital expenditures that are specifically contemplated by the feasibility studies or the project control budget relating to the Las Cristinas Project and are permitted under Venezuelan law as evidenced by an opinion of Venezuelan counsel to the Company.

Fiscal 2003 Activities

On March 5, 2003, the Company completed a private placement of 2,562,500 special warrants at a price of Cdn. $1.60 per special warrant for aggregate proceeds of $2.8 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until March 5, 2005 at a price of Cdn. $2.00 per share. The special warrants were deemed to have been exercised in accordance with their terms on July 6, 2003.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2003 Activities (continued)

On March 14, 2003, the Company arranged a $3.0 million debt financing which closed in three tranches on March 14, 2003 ($1.5 million), May 2, 2003 ($1.0 million) and May 15, 2003 ($0.5 million). Under the terms of the transaction, the Company issued $3.0 million principal amount of non-interest bearing promissory notes due August 11, 2003, September 29, 2003 and October 12, 2003, respectively, common share purchase warrants exercisable for 300,000 Common Shares until May 2, 2005 at an exercise price of $1.32 per share and common share purchase warrants exercisable for 150,000 Common Shares until May 15, 2005 at an exercise price of $1.27 per share. The notes were subsequently exchanged for convertible notes due August 27, 2005. The convertible notes are non-interest bearing until the occurrence of an event of default (after which they bear interest at the rate of 4% per annum) and are convertible at the option of the holder into a specified number of Common Shares. The Company also issued common share purchase warrants exercisable for 150,000 Common Shares until August 27, 2005 at an exercise price of $3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

On May 9, 2003, the Company completed a private placement of 2,400,000 special warrants at a price of Cdn. $1.25 per special warrant for aggregate proceeds of $2.1 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until May 9, 2005 at a price of Cdn. $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on September 10, 2003.

On June 20, 2003, the Company completed a private placement of 5,500,000 special warrants at a price of Cdn. $1.25 per special warrant for aggregate proceeds of $5.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until June 20, 2005 at a price of Cdn. $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on October 21, 2003.

On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of $2.20 per special warrant for aggregate proceeds of $10.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share per special warrant. The special warrants were deemed to have been exercised in accordance with their terms on September 16, 2003. As part of the transaction, the Company also issued common share purchase warrants to acquire 2,272,727 Common Shares. Each whole purchase warrant is exercisable for one Common Share until September 16, 2006 at a price of $2.75 per share.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Fiscal 2003 Activities (continued)

On September 8, 2003, the Company issued 12,800,000 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of $28.2 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one warrant. Each whole warrant is exercisable for one Common Share until September8, 2006 at a price of $2.75 per share. Subsequent to the year end, all of the special warrants were deemed to have been exercised in accordance with their terms on January 9, 2004.

Fiscal 2002 Activities

On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of Cdn. $3.02 for aggregate net proceeds of $0.1 million. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of Cdn. $2.15 for aggregate net proceeds of $2.8 million, net of issuance expenses of $0.2 million. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

Loss per common share

The following table outlines the calculation of the basic loss per common share:
	2004	2003	2002

Numerator for basic and diluted loss per
common share:
Loss from continuing operations
attributable to common shareholders	$(60,304,063)	$(58,517,414)	$(33,742,061)
Benefit conferred to warrant holders	—	(592,177)	—

Loss from continuing operations
attributable to common shareholders	$(60,304,063)	$(59,109,591)	$(33,742,061)

Denominator for basic and diluted loss per
common share - adjusted weighted average
number of shares outstanding	172,234,551	118,309,198	84,441,287

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

9.	SHARE CAPITAL (continued)

Financing Transactions (continued)

Shareholder Rights Plan

Effective March 10, 1997 (the “Record Date”), the Company adopted a shareholder rights plan (the “Plan”). The rights issued under the Plan will expire at the close of the Company’s annual meeting in 2007 (the “Expiration Time”), unless earlier redeemed or exchanged by the Company. The Plan was re-ratified by the shareholders at the Company’s 2003 annual meeting.

Pursuant to the Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

In order to constitute a “Permitted Bid”, an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

10.	COMMODITY CONTRACT OBLIGATIONS

At December 31, 2004, the Company had fixed forward contracts outstanding as follows:
	2005	2006

Ounces	42,430	39,996
Average price (U.S.$ per oz.)	$305	$310

Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not theobligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2004, the Company had written call options outstanding as follows:

	2005	2006

Ounces	79,932	2,000
Average price (U.S.$ per oz.)	$307	$348

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

10.	COMMODITY CONTRACT OBLIGATIONS (continued)

Gold production for the years ended December 31, 2004 and 2003 was 48,973 and 35,244 ounces, respectively.

A summary of the fair value of these contracts, based on a spot price of gold of $436 per ounce as at December 31, 2004, is as follows:

2005	$16,724,215
2006	5,855,897

$22,580,112

This obligation will vary with the actual price of gold on the settlement date. The cash cost of the financial settlement will be reduced by the actual settlement of gold that the Company is able to utilize to settle these contracts.

For the year ended December 31, 2004, the Company recorded an unrealized gain of $18,127,999 (2003 – loss of $13,808,154; 2002 – loss of $21,879,691) in marking its portfolio of written call options and fixed forward contracts to market. The unrealized gain represents the reduction in the fair value of the Company’s commodity contract obligations since December 31, 2003. The unrealized gain was offset by a realized loss of $19,091,716 (2003 - $2,667,186; 2002 - $398,770). The realized loss arose during the period as the Company financially settled commodity contact obligations totaling 185,667 ounces at a cash cost of $19,091,716.

11.	ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%. As of December 31, 2004, undiscounted cash outflows approximating $3.78 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

11.	ASSET RETIREMENT OBLIGATIONS (continued)

The following table explains the change in the asset retirement obligations:

As at December 31	2004	2003

Asset retirement obligations, beginning of year	$—	$—
Liabilities incurred	2,301,181	—
Liabilities settled	—	—
Gain on settlement of liabilities	—	—
Accretion expense	—	—
Revisions in estimated cash flows	—	—

Asset retirement obligations, end of year	$2,301,181	$—

12.	ACQUISITION OF EL CALLAO MINORITY INTEREST

Effective August 19, 2004, the Company acquired under a plan of arrangement all of the outstanding shares of El Callao Mining Corporation (“ECM”) not previously owned. As a result of this transaction 0702259 B.C. Ltd., a successor company to ECM under the plan of arrangement and a subsequent amalgamation, is now a wholly-owned subsidiary of Crystallex. As consideration, shareholders of ECM (other than Crystallex) received 0.01818 of a Crystallex common share for each of their ECM shares representing a total obligation to issue 172,975 Crystallex common shares. The value associated with acquiring these shares was $493,702. As at December 31, 2004, the Company had issued 163,958 common shares against this obligation. This investment was subsequently written down to nil.

13.	RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a)	Paid or accrued consulting, underwriting, management and directors fees of $3,240,015 – (2003 – $1,892,080; 2002 – $387,999) to directors and an officer of the Company and companies related to directors and an officer of the Company.

b)	Paid or accrued legal fees of $1,232,816 – (2003- $3,125,471; 2002 – $8,428,026) to a law firm, a partner of whom is a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

14.	INCOME TAXES

The Company did not record a provision or benefit for income taxes for the periods ended December 31, 2004, 2003 and 2002, due to the availability of net operating loss carry forwards and the uncertainty of their future realization.

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2004	2003	2002

Statutory tax rate	36.12%	36.70%	40.10%

Loss before income taxes	$(60,654,063)	$(61,486,502)	$(36,134,279)

Expected income taxes recoverable	$(21,908,248)	$(22,565,546)	$(14,489,846)
Difference in foreign tax rates	817,901	460,582	648,525
Change in valuation allowance	21,090,347	22,104,964	13,841,321

Actual income taxes	$—	$—	$—

The tax effects of temporary differences that would give rise to significant portions of the future tax assets and future tax liabilities at December 31, are as follows:

	2004	2003

Future income taxes
Net operating losses carried forward	$45,392,015	$25,755,777
Foreign exploration and development expenses	16,208,824	14,754,715

	61,600,839	40,510,492
Less: Valuation allowance	(61,600,839)	(40,510,492)

Net future income tax asset	$—	$—

Utilization of the net operating losses carried forward and the foreign exploration and development expenses are subject to limitations.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

14.	INCOME TAXES (continued)

At December 31, 2004 the Company has the following unused tax losses available for tax purposes:
	Country

Year of Expiry	Canada	Venezuela

2005	$2,573,536	$193,678
2006	$623,781	$8,081,048
2007	$—	$3,021,648
2008	$1,196,739	$—
2009	$28,922,557	$—
2010	$27,472,249	$—
2011	$14,996,744	$41,592,821

15.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		2004	2003	2002

	Cash paid during the year for interest	$251,617	$702,852	$771,341

	Cash paid during the year for income taxes	$—	$—	$—

Significant non-cash transactions for the year ended December 31, 2004 included:

i)	The Company issued 40,976 common shares, with a value of $100,000, for directors’ fees.

ii)	The Company issued 19,232 common shares, with a value of $50,000, for a finders fee.

iii)	The Company issued 12,800,000 common shares, with a value of $11,886,581, on conversion of special warrants.

iv)	The Company issued 163,958 common shares, with a value of $468,062, in exchange for El Callao common shares.

Significant non-cash transactions for the year ended December 31, 2003 included:

i)	The Company issued 40,080 common shares, with a value of $57,000, for directors’ fees.

ii)	The Company issued 229,283 common shares, with a value of $542,766, for the El Callao mineral property dispute settlement.

iii)	The Company issued 350,000 common shares, with a value of $650,590, for financial advisory fees.

iv)	The Company issued 61,695 common shares, with a value of $109,705, for a finders fee.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

15.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

	v)	The Company issued 2,348,184 common shares, with a value of $2,114,811, for loan payments and bank fees.

vi)	The Company issued 1,281,124 common shares, with a value of $2,179,579, for legal fees.

vii)	The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $16,444,612.

viii)	The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $14,365,200.

ix)	The Company applied $1,424,439 of deferred financing fees against share capital upon conversion of the above loan and notes to common shares.

Significant non-cash transactions for the year ended December 31, 2002 included:

i)	The Company issued 42,612 common shares, with a value of $71,011, for directors’ fees.

ii)	The Company issued 282,554 common shares, with a value of $554,402, for a mineral property payment.

iii)	The Company issued 677,711 common shares, with a value of $1,097,350, for a loan payment.

iv)	The Company issued 35,430 common shares, with a value of $50,339, for a finders fee.

v)	The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $11,082,411.

vi)	The Company applied $788,196 of deferred financing fees against share capital upon conversion of the above loan and notes to common shares.

16.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector. Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela. The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

16.      SEGMENTED INFORMATION (continued)

		Bolivar/			Discontinued	Intersegment
	Corporate	Albino	El Callao	Cristinas	Operations	Eliminations	Total

2004
Mining revenue	$—	$19,291,018	$954,672	$—	$—	$—	$20,245,690
Mining revenue – intersegment	$—	$1,433,285		$—	$—	$(1,433,285)	$—
Operating costs	$—	$(15,592,489)	$(2,445,279)	$—	$—	$—	$(18,037,768)
Operating costs – intersegment	$—	$—	$(1,433,285)	$—	$—	$1,433,285	$—
Interest and other income	$697,638	$—	$—	$—	$—	$—	$697,638
Interest expense	$(321,706)	$(226,425)	$—	$—	$—	$—	$(548,131)
Depletion and amortization	$(158,969)	$(6,030,047)	$—	$—	$—	$—	$(6,189,016)
Write-down of mineral properties	$—	$32,003,253	$—	$—	$—	$—	$32,003,253
Segment loss	$(22,073,816)	$(36,705,843)	$(1,524,404)	$—	$(350,000)	$—	$(60,654,063)
Segment assets	$139,289,973	$7,213,907	$163,015	$113,451,761	$—	$—	$260,118,656
Capital expenditures	$289,312	$9,939,717	$—	$40,671,495	$—	$—	$50,900,524

2003
Mining revenue	$—	$9,412,553	$1,916,854	$—	$—	$—	$11,329,407
Mining revenue – intersegment	$—	$2,821,291	$—	$—	$—	$(2,821,291)	$—
Operating costs	$—	$(9,396,466)	$(2,386,719)	$—	$—	$—	$(11,783,185)
Operating costs – intersegment	$—	$—	$(2,821,291)	$—	$—	$2,821,291	$—
Interest and other income	$176,187	$19,805	$—	$—	$—	$—	$195,992
Interest expense	$(526,932)	$(379,402)	$(156)	$—	$—	$—	$(906,490)
Depletion and amortization	$(276,722)	$(2,920,688)	$(133,840)	$—	$—	$—	$(3,331,250)
Write-down of mineral properties	$(3,181,171)	$—	$(14,325,166)	$—	$—	$—	$(17,506,337)
Segment profit/(loss)	$(54,655,200)	$(436,375)	$(3,425,839)	$—	$(2,969,088)	$—	$(61,486,502)
Segment assets	$34,063,016	$27,273,441	$156,807	$72,780,264	$—	$—	$134,273,528
Capital expenditures	$53,503	$1,476,173	$246,181	$7,256,568	$—	$—	$9,032,425

2002
Mining revenue	$—	$1,607,541	$6,915,863	$—	$—	$—	$8,523,404
Mining revenue – intersegment	$—	$7,496,646	$—	$—	$—	$(7,496,646)	$—
Operating costs	$—	$(7,111,510)	$(2,611,126)	$—	$—	$—	$(9,722,636)
Operating costs – intersegment	$—	$—	$(7,496,646)	$—	$—	$7,496,646	$—
Interest and other income	$43,906	$5,700	$—	$—	$—	$—	$49,606
Interest expense	$(996,754)	$(378,256)	$—	$—	$—	$—	$(1,375,010)
Depletion and amortization	$(210,744)	$(1,462,494)	$(601,370)	$—	$—	$—	$(2,274,608)
Write-down of mineral properties	$(1,366,194)	$—	$—	$—	$—	$—	$(1,366,194)
Segment loss	$(28,628,394)	$(1,030,998)	$(4,082,669)	$—	$(2,392,218)	$—	$(36,134,279)
Segment assets	$18,294,110	$20,537,216	$11,887,472	$51,283,793	$13,454,580	$—	$115,457,171
Capital expenditures	$67,738	$2,356,954	$692,483	$23,914,404	$—	$—	$27,031,579

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

16.      SEGMENTED INFORMATION (continued)

Geographic information:

	Mining Revenue			Property, Plant and Equipment

	2004	2003	2002	2004	2003	2002

Venezuela	$20,245,690	$11,329,407	$8,523,404	$117,114,362	$102,195,069	$90,448,868
Discontinued operations	—	—	—	—	—	7,203,492

Total Foreign	20,245,690	11,329,407	8,523,404	117,114,362	102,195,069	97,652,360
Canada	—	—	—	214,975	79,194	37,395

Total	$20,245,690	$11,329,407	$8,523,404	$117,329,337	$102,274,263	$97,689,755

17.       DISCONTINUED OPERATIONS

On October 27, 2003, the Company finalized a purchase and sale agreement (the “Agreement”) with Uruguayan Mineral Explorations Inc. (“UME”) for the sale of the Company’s Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME was required to pay the Company cash consideration of $2,000,000 payable in two equal installments. The first payment of $1,000,000 was received in April 2004. On October 18, 2004 UME filed a reduction notice against the second instalment claiming there were undisclosed liabilities which occurred prior to October 1, 2003. Payment of $650,000 was received from UME as final settlement against the second instalment.

18.	COMMITMENTS AND CONTINGENCIES

Fair value of financial instruments

The balance sheet carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value for the notes payable approximates fair value as its issuance date is near the balance sheet date. The carrying value of the bank loan approximates fair value primarily due to the floating rate nature of the debt instrument.

Fair values of certain financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the caption commodity contract obligation.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

18.	COMMITMENTS AND CONTINGENCIES (continued)

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expense charged to operations under these agreements was $176,181 (2003 – $124,224; 2002 – $112,042).

Minimum lease payments under operating leases in effect through 2009 are as follows:

2005	$160,950
2006	153,210
2007	122,260
2008	106,780
2009	35,730

$578,930

Las Cristinas Properties

The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 6). The agreement does not transfer any property ownership rights to Crystallex and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

a.	make all investment and complete all works necessary to exploit the mineral resources,

b.	present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

c.	present to the CVG for approval, life of mine, annual production plans and annual production commitments,

d.	commence production of the mining project by May 2004; such start may be extended in the event permitting delays are encountered,

e.	pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

f.	provide for certain social programs and for the employment, training and technical assistance to small miners,

g.	supply performance bonds related to the development and environmental obligations,

h.	bear all costs relating to a technical liaison office to be created by the CVG.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

18.      COMMITMENTS AND CONTINGENCIES (continued)

Las Cristinas Properties (continued)

The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed timeframe and the CVG approved the feasibility study. The Company is awaiting receipt of the Permit to Impact Natural Resources.

Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources, requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement, which could lead to a default under the agreement.

The Company has made certain commitments to date approximating $85 million, and will be required to make additional commitments approximating $180 million, in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

Tax Assessments

The Company is currently appealing tax assessments in Venezuela for the years ended December 31, 1997, 1998 and 1999. The potential exposure relating to the tax assessments for these years is not determinable at this time. A provision for any obligation relating to the outcome of this appeal will be recorded once the outcome is likely and measurable.

Vengroup Arbitration Proceedings

The Corporation is a party to the Vengroup arbitration proceedings and at this time cannot predict the outcome of these proceedings (including whether any arbitration award could have a material adverse affect on the Corporation).

19.      RISK MANAGEMENT

     Currency risk

The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company’s Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company’s ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

19.      RISK MANAGEMENT (continued)

Credit and market risk

The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, and fixed forward contracts and option contracts for metals.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

Title risk

Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission.

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

	2004

	Canadian GAAP	Adjustments		U.S. GAAP

Current assets	$43,643,981	$—		$43,643,981
Restricted cash	95,505,636	—		95,505,636
Property, plant and equipment	117,329,337	(75,489,919	)(a)	41,839,418
Deferred financing fees	3,639,702	—		3,639,702

	$260,118,656	$(75,489,919)		$184,628,737

Current liabilities	$27,719,544	$—		$27,719,544
Asset retirement obligations	2,301,181	—		2,301,181
Long-term debt	80,687,719	—		80,687,719
Commodity contract obligations	5,855,897	—		5,855,897
Shareholders’ equity	143,554,315	(75,489,919)		68,064,396

	$260,118,656	$(75,489,919)		$184,628,737

CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets (continued)

	2003

	Canadian GAAP	Adjustments		U.S. GAAP

Current assets	$31,848,685	$—		$31,848,685
Property, plant and equipment	102,274,263	(80,662,710	)(a)	21,611,553
Deferred financing fees	150,580	—		150,580

	$134,273,528	$(80,662,710)		$53,610,818

Current liabilities	$28,208,702	$—		$28,208,702
Long-term debt	6,458,000	—		6,458,000
Commodity contract obligations	20,498,008	—		20,498,008
Minority interest	111,053	—		111,053
Shareholders' equity	78,997,765	(80,662,710)		(1,664,945)

	$134,273,528	$(80,662,710)		$53,610,818

(i)	U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2004, $2,867,430 (2003 – $2,920,574) would be presented as accrued liabilities.

(ii)	For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Operations

The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

		2004	2003	2002

Net loss for the year
per Canadian GAAP		$(60,654,063)	$(61,486,502)	$(36,134,279)
Adjustments to mineral properties	(a)	5,172,791	(2,708,117)	(26,069,850)
Accretion of interest on
convertible notes	(c)	—	(3,291,319)	(1,501,521)
Fair value of employee stock
options granted	(d)	—	(2,696,968)	(259,187)
Unrealized (loss) gain on trading securities	(b)	—	(11,604)	11,604

Net loss for the year per U.S. GAAP		$(55,481,272)	$(70,194,510)	$(63,953,233)

Net loss per share – basic		$(0.32)	$(0.59)	$(0.76)

Statement of Operations Presentation

For U.S. GAAP purposes, the measures “Loss before other items” and “Commodity contract loss” are not recognized terms and would therefore not be presented. In addition, the “Operating loss” measure included within the Canadian GAAP statement of operations is not comparable to “Operating loss” under U.S. GAAP. The following table reconciles “Net loss for the year per U.S. GAAP” to “Loss from operations for U.S. GAAP”.

	2004	2003	2002

Net loss for the year per U.S. GAAP	$(55,481,272)	$(70,194,510)	$(63,953,233)

Non-operating loss components
Under Canadian GAAP:
Interest on long-term debt	$548,131	$906,490	$1,375,010
Commodity contract loss	963,717	16,475,340	22,278,461
Foreign exchange (gain) loss	(397,313)	3,528,401	(587,570)
Interest and other income	(697,638)	(195,992)	(49,606)
Write-down of marketable securities	—	136,276	134,766
Write-down of investment in El Callao	493,702	—	—
Minority interest	(111,053)	—	—
U.S. GAAP reconciling items:
Accretion of interest on
convertible notes	—	3,291,319	1,501,521
Unrealized loss (gain) on trading securities	—	11,604	(11,604)

Non-operating loss per U.S. GAAP	799,546	24,153,438	24,640,978

Loss from operations per U.S. GAAP	$(54,681,726)	$(46,041,072)	$(39,312,255)

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2004	2003	2002

Cash flows(used in) provided by operating
activities, Canadian GAAP	$(36,005,098)	$(26,538,672)	$(2,936,240)
Adjustments to mineral properties	(2,709,655)	(6,509,464)	(23,789,031)

Cash flows used in operating activities,
U.S. GAAP	(38,714,753)	(33,048,136)	(26,725,271)

Cash flows used in investing activities,
Canadian GAAP	(179,183,440)	(8,666,513)	(27,072,539)
Adjustments to mineral properties	2,709,655	6,509,464	23,789,031

Cash flows used in investing activities,
U.S. GAAP	(176,473,785)	(2,157,049)	(3,283,508)

Cash flows provided by financing activities,
Canadian and U.S. GAAP	193,101,744	53,375,797	25,018,094

Cash flows (used in) provided by continuing
operations, Canadian and U.S. GAAP	(22,086,794)	18,170,612	(4,990,685)
Cash flows provided by (used in) discontinued
operations, Canadian and U.S. GAAP	1,650,000	831,476	(829,487)
Effect of foreign exchange rate
difference on cash and cash equivalents	—	3,595,235	378,452

Net (decrease) increase in cash and cash
equivalents during the year	(20,436,794)	22,597,323	(5,441,720)

Cash and cash equivalents, beginning of year	26,203,536	3,606,213	9,047,933

Cash and cash equivalents, end of year	$5,766,742	$26,203,536	$3,606,213

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)	Mineral Properties and Exploration and Development Costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2004, 2003, and 2002 are expenses of $251,324, $323,934 and $321,448 respectively, related thereto.

Property, Plant and Equipment

	2004	2003

Net book value under
Canadian GAAP	$117,329,337	$102,274,263

Adjustments to mineral properties
and deferred exploration and
developmental expenditures
Las Cristinas Concessions	(75,489,919)	(72,780,264)
Tomi Concession	—	(3,151,433)
Albino 1 Concession	—	(4,731,013)

Total adjustments	(75,489,919)	(80,662,710)

Net book value under U.S. GAAP	$41,839,418	$21,611,553

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)	Investments

In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Long-term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write-down is recognized in the determination of net income (loss) for the year.

Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized. For trading securities, unrealized gains or losses are included in the determination of net income (loss) for the year.

(c)	Convertible Notes

Under Canadian GAAP, upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

Under U.S. GAAP, on issuance, convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2004, an additional interest expense (including accretion) of $ Nil (2003 – $3,291,319; 2002 – $1,501,521) has been recorded.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d)	Stock-based Compensation

In accordance with Canadian GAAP, prior to January 1, 2004, the Company did not record any expense with respect to stock options granted to employees, but rather included additional financial statement disclosures.

Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” an amendment to SFAS No. 123.

Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

	2004	2003	2002

Risk free interest rate	4.38%	4.04%	4.22%
Expected life	5.98 years	3.95 years	3.75 years
Expected volatility	75%	108%	75%
Expected dividends	__	__	___

For the year ended December 31, 2004, an expense of $5,296,977, (2003 – $2,696,968; 2002 – $259,187) has been recorded with respect to the stock options granted in the year.

(e)	Comprehensive Income (loss)

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, the change in cumulative translation adjustment and the unrealized gains and losses on the available-for-sale securities. This information is presented below.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)	Investments

In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Long-term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write-down is recognized in the determination of net income (loss) for the year.

Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized. For trading securities, unrealized gains or losses are included in the determination of net income (loss) for the year.

(c)	Convertible Notes

Under Canadian GAAP, upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

Under U.S. GAAP, on issuance, convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2004, an additional interest expense (including accretion) of $ Nil (2003 – $3,291,319; 2002 – $1,501,521) has been recorded.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d)	Stock-based Compensation

In accordance with Canadian GAAP, prior to January 1, 2004, the Company did not record any expense with respect to stock options granted to employees, but rather included additional financial statement disclosures.

Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” an amendment to SFAS No. 123.

Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

For the year ended December 31, 2004, an expense of $5,296,977, (2003 – $2,696,968; 2002 – $259,187) has been recorded with respect to the stock options granted in the year.

(e)	Comprehensive Income (loss)

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, the change in cumulative translation adjustment and the unrealized gains and losses on the available-for-sale securities. This information is presented below.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Accumulated Other Comprehensive Loss

For U.S. GAAP, the accumulated other comprehensive loss would be calculated as follows:

	2004	2003	2002

Accumulated other comprehensive
loss
Accumulated other comprehensive loss,
beginning of year	$(695,329)	$(1,122,324)	$(1,981,573)
Change in market value of
available-for-sale securities	—	—	111,426
Change in cumulative translation
adjustment for the year	—	538,421	747,823
Reclassification adjustment for amounts
included in net income	—	(111,426)	—

Accumulated other comprehensive
loss, end of year	$(695,329)	$(695,329)	$(1,122,324)

	2004	2003	2002

Accumulated other comprehensive
loss, end of year, comprises:
Change in market value of
available-for-sale securities	$—	$—	$111,426
Cumulative translation adjustment	(695,329)	(695,329)	(1,233,750)

	$(695,329)	$(695,329)	$(1,122,324)

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows:

	2004	2003	2002

Comprehensive loss comprises
Net loss for the year	$(55,481,272)	$(70,194,510)	$(63,953,233)
Change in market value of
available-for-sale securities	—	—	111,426
Change in cumulative translation
adjustment	—	538,421	747,823
Reclassification adjustment for
amounts included in net income	—	(111,426)	—

Comprehensive loss for the year	$(55,481,272)	$(69,767,515)	$(63,093,984)

(f)	Recent Accounting Pronouncements

SFAS 123R, Stock-based compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is applicable for all interim or annual reporting periods beginning after June 15, 2005 and requires that compensation cost relating to share-based payment transactions be measured based on the fair value of the equity or liability instruments issued and recognized in financial statements. Management is analyzing the requirements of this new statement and believes the adoption of this policy will not have a material impact on the Company’s financial statements.

SFAS 153, Exchange of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

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CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in United States dollars – See Note 2)

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Recent Accounting Pronouncements (continued)

SFAS 151, Inventory Costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

Consolidation of Variable Interest Entities

In 2004, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. AcG-15 is effective for the Company’s 2005 fiscal year and harmonizes Canadian GAAP with U.S. GAAP accounting for variable interest entities. The adoption of this new guideline will not have a material impact on the Company’s financial statements.

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ANNEX B
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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CRYSTALLEX INTERNATIONAL CORPORATION

Management’s Discussion and Analysis
For the Year Ended December 31, 2004
(All dollar amounts in US dollars, unless otherwise stated)

The following Management’s Discussion and Analysis (MD&A) of the audited financial condition and results of the operations of Crystallex International Corporation (Crystallex or the Company) for the year ended December 31, 2004 should be read in conjunction with the Company’s annual audited consolidated financial statements and the notes relating thereto. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Effective January 1, 2004, the Company prepares and files its audited consolidated financial statements and MD&A in United States dollars. Except where noted, this MD&A has been prepared as of March 28, 2005.

Highlights

•	Gold reserves at Las Cristinas increased to 12.8 million ounces by the end of 2004. Further drilling commenced early 2005.

•	Las Cristinas detailed engineering 66% completed by year end; plan to substantially complete by the end of the first quarter 2005.

•	Raised $182 million in debt and equity financings.

•	Cash and short investments total $134 million.

•	Settled gold sales contracts of 185,667 ounces during the year. Gold sales contracts reduced to 164,358 ounces at the end the year. Further settlements subsequent to year end have reduced the number of outstanding contracts to approximately 111,000 ounces.

•	Net loss for the year of $60.7 million, or ($0.35) per share, inclusive of a non-cash write-down of mineral properties of $32.0 million and a $1.0 million commodity contract loss.

Key Statistics

	2004	2003	2002

Operating Statistics
Gold Production (ounces)[1]	48,973	35,244	27,791
Gold Sold (ounces)	49,478	30,632	28,088
Per Ounce Data:
Total Cash Cost [2]	$365	$385	$346
Average Realized Gold Price	$409	$363	$310
Average Spot Gold Price	$410	$363	$310
Gold Reserves (ounces)	12,939,400	10,584,300	10,465,100

Financial Results ($ 000’s)
Revenues	$20,246	$11,329	$8,523
Net Loss	($60,654)	($61,487)	($36,134)
Net Loss per Basic Share	($0.35)	($0.52)	($0.43)
Cash Flow from Operating Activities[3]	($36,005)	($26,539)	($2,936)

Financial Position ($ 000’s)
Cash and Equivalents	$5,767	$26,204	$3,606
Short-term investments	$30,277	—	—
Restricted Cash and Equivalents	$98,006	—	—
Total Debt	$85,088	$7,488	$21,561
Shareholders’ Equity	$143,554	$78,998	$52,601
Weighted Average Common Shares
Outstanding - Basic (millions)	172.2	118.3	84.4

[1]	Gold production is from continuing operations only, excluding production from the San Gregorio mine which was sold in 2003.
[2]	For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
[3]	Cash flow after working capital changes and before capital expenditures.

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Financial Results Overview

The Company recorded a net loss of $60.7 million, or $0.35 per share in 2004, compared with a net loss of $61.5 million or $0.52 per share in 2003. The net loss in 2004 includes mineral property and plant and equipment write-downs of $32.0 million, a commodity contract loss of $1.0 million and a stock option based compensation charge of $5.3 million. The net loss for the prior year included mineral property write-downs of $17.5 million and a commodity contract loss of $16.5 million.

Revenue of $20.2 million in 2004 was significantly higher than $11.3 million of revenue in 2003. The increase in revenue was attributable to a 62% increase in ounces of gold sold and to higher realized gold prices. In 2004, the Company sold 49,478 ounces of gold at an average realized price of $409 per ounce, while in 2003, 30,632 ounces of gold were sold at an average realized price of $363 per ounce. The average spot gold price in 2004 was $410 per ounce, compared with $363 per ounce in 2003.

Operating cash flow was a deficit of $36.0 million in 2004, compared with a deficit of $26.5 million in 2003. In 2004, mine site operating cash flow of $2.2 million was offset by expenditures of $19.1 million to financially settle gold sales contracts and by $18.2 million of general and administrative expenses, which were $1.8 million higher than 2003. Capital expenditures increased by $41.9 million to $50.9 million, principally due to increased spending on Las Cristinas. The Company raised approximately $182 million in debt and equity financings during 2004. At year end 2004, the unrestricted cash and short-term investments balance was $36.0 million and the Company had restricted cash of $98.0 million.

Development Projects

Las Cristinas

Overview

In September 2002, the Company signed a Mining Operation Agreement (Agreement) with the Corporacion Venezolana de Guayana (CVG) which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. A positive Feasibility Study was completed by SNC Lavalin Engineers and Constructors Inc. (SNCL) in September 2003. The study was approved by the CVG in March, 2004. An Engineering, Procurement and Construction Management (EPCM) contract to provide services for the development of Las Cristinas was awarded to SNCL in March 2004.

An Environmental Impact Study (EIS) was submitted to the Ministry of the Environment and Natural Resources (MARN) in April 2004 to initiate the project permitting process. In September 2004, a SocioEconomic Impact Assessment was completed by Proconsult C.A., of Venezuela and, also in September, SNCL completed a construction phase Environmental Supervision Plan. Both reports were submitted to the MARN. The process for obtaining the Permit to Impact Natural Resources (“Permit”) is continuing and the Company is presently addressing normal course business technical and environmental clarifications requested by the MARN. The Company’s efforts to obtain a speedy resolution to the permitting process have been publicly supported by senior political officials. Based upon public representations by Venezuelan officials, it is presently expected that the Permit will be issued by the end of the second quarter of 2005.

2004 Progress and Ongoing Work

Capital expenditures of $40.7 million on Las Cristinas, inclusive of approximately $19 million of costs directly related to project development.

Resource and Reserve Update

Resource and reserve estimates for Las Cristinas were updated in 2004 to reflect the results of drilling completed by Crystallex in 2003 (2,199 metres) and 2004 (7,120 metres). At a $350 per ounce gold price, reserves at Las Cristinas are now estimated at 333 million tonnes grading 1.2 grams per tonne, containing 12.8 million ounces of gold. The increase in reserves was due to including the results of the 2003 and 2004 infill drilling as well as using a gold price of $350 per ounce for the new estimate as

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opposed to $325 per ounce in the prior estimate. Of the 2.6 million ounce increase, approximately 71% is attributable to the infill drilling and 29% is due to using the higher gold price. At a $400 per ounce gold price, reserves increase to 387 million tonnes grading 1.2 grams per tonne, containing 13.94 million ounces of gold. The Company is currently undertaking another infill drill program of approximately 5,000 metres at Las Cristinas.

Control Budget Estimate and Improved Project Economics

During the first three months of the EPCM contract, Crystallex and SNCL undertook a comprehensive review of the Las Cristinas capital costs to produce a project Control Budget. The review resulted in a modest increase in capital costs, from $242 million to $265 million of which approximately $11 million related to discretionary investment items that reduced the project’s operating costs and improved the project’s IRR. The principal positive impact on operating costs and overall project economics was achieved by switching from contract mining to owner operated mining for saprolite ores. The balance of some $12 million reflected cost increases equating to a 5% increase on the $242 million feasibility study capital cost. After incorporating the new reserve estimate of 12.8 million ounces and the results of the Control Budget exercise, the project’s pre-tax, unleveraged IRR is 17.7% using a $350 per ounce gold price. Cash costs, including royalties, are forecast to average $125 per ounce for the first five years and $206 per ounce for the life of the project.

EPCM Progress

•	Procurement of equipment and awarding of service contracts is ongoing. At year end, 100 of a total of 168 purchase orders and construction and service contracts had been awarded. By the end of 2004, commitments related to purchase orders and contracts under the $265 million Control Budget totalled $85 million, while actual expenditures were approximately $19 million. Purchasing of certain bulk materials and supplies has been delayed until receipt of the Permit.
•	Engineering design was 66% completed by year end. By the end of February 2005, engineering design had progressed to 82% completion, on target for 90% completion by the end of March, 2005.
•	The Project Schedule will be updated upon receipt of the final Permit. It is currently expected that the development and construction period will be approximately 16 months from the date of the issue of the Permit until the start of gold production.

Site Construction Activities

•	SODEXHO, the camp operator and caterer, recently completed the rehabilitation of the existing construction camp. Upgrading of the dining hall continues.
•	The site administration offices were completed and SNCL and Crystallex staff are set up in the offices.
•	Work continued on extending the existing airstrip at site from 545 metres to 1,000 metres.
•	Upgrading of the 19 kilometre site access road started in January 2005 and is expected to be completed during the second quarter.
•	The earthworks contractor for the access road and river diversion channel commenced limited activities including surveying, upgrading the access road and mobilization of some equipment. Full mobilization will commence upon receipt of the Permit.

Project Recruiting

By year end, most senior positions were filled, including Manager Mining, Manager Process, Controller, Environmental Superintendent and Community and Government Relations Manager. In addition, the Electrical and Instrumentation and Mine Maintenance Superintendents have been recruited. A procurement office was opened in Houston, Texas for procurement and freight forwarding of supplies and equipment.

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Additional Technical Studies

A comprehensive field investigation program was undertaken by SNCL during 2004 and reports were completed by the end of the year. The program comprised three components: (i) geotechnical work, which included drilling and test pitting, was undertaken to establish subsurface conditions and design parameters for detailed engineering and construction of the project and focused in particular on the tailings management facility and the process plant site, (ii) environmental and hydrogeological work, which included environmental drilling to collect baseline groundwater quality information from deep wells and hydrogeological drilling to assist in determining and monitoring groundwater flows and allow for design pumping rates during mining, and (iii) review of open pit slopes and waste dump stability.

Social Development Program

The Company is continuing with its program of developing a long-term partnership with the local communities. The Company’s social development program is dedicated to supporting the communities near Las Cristinas with long-term employment training, economic development, local infrastructure and health care.

On-going programs include providing medicines to the local medical clinic, funding a scholarship program, providing technical assistance to small-scale miners and providing regular maintenance services for the local medical centre. In addition, Crystallex is continuing with community infrastructure programs. In 2004, four programs were completed: i) 30 houses were constructed in the community of Santo Domingo, ii) water treatment plants were installed and integrated for the benefit of eight communities, iii) a sewer network was constructed in two communities and iv) the local road was upgraded and paved from KM 85 through Nuevas Claritas and Santo Domingo. The cost of the four infrastructure projects was approximately $1.3 million. In 2005, Crystallex will commission two sewage treatment plants and connect them to the new sewerage grid. The Company has also committed to a significant upgrading of the Las Claritas Medical Centre. The budget for these two projects is approximately $825,000.

The Company is presently developing a Community Relations program. A Venezuelan firm, Plan Urbe, has been engaged to carryout the design of a long term program for providing assistance to the local communities. Plan Urbe will work from a local office to implement the social development plan.

Albino

On February 25, 2005, the Company announced that the Ministry of Energy and Mines (MEM) had terminated the Company’s Albino rights. The decision was based upon a review by the MEM of properties that are perceived to be inactive or non-compliant. The decision has been appealed by Crystallex to the Ministry of Basic Industries and Mining (MIBM), which was created when the MEM was split into two new ministries, the MIBM and Ministry of Energy and Petroleum. However, due to the uncertainty of the outcome of the appeal, the Company has written down the carrying value of its investment in the Albino concession to nil. The Company has decided not to report any reserves or resources for Albino. The decision to write down the value of Albino has also impacted the carrying value of the Revemin mill since the initial ore produced from Albino was planned to be processed at Revemin.

Between 1994 and 1998, Crystallex operated a small open pit mine on the Albino concession. Approximately 40,000 ounces were produced over the four year period. Operations were suspended in 1998 due to a depletion of the open pit ore reserves. A Feasibility Study completed in 2001, estimated reserves of approximately 100,000 ounces and demonstrated the viability of developing a small underground mine at Albino. In late 2004, Crystallex began development of the underground mine and in mid February 2005 the Company received the Permit to Impact Natural Resources for open pit mining which was required for Crystallex to sink the decline through the Saprolite zone. An application is in process for a similar permit for underground mining in order to continue the decline into bedrock. Sinking of the decline through the Saprolite zone has been suspended pending the outcome of the appeal process. The Special Commission of the Permanent Commission of Energy and Mines in the National Assembly of Venezuela has issued a report recommending that MIBM reconsider the termination of Crystallex’s Albino concession.

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Operations Review

Production

Gold Production (ounces)	2004	2003	2002

Tomi Open Pits	35,961	24,360	2,347
Tomi Underground	5,891	2,753	0
La Victoria	2,412	5,564	22,548
Purchased Material	4,709	2,567	2,896

Total Gold Production (ounces)	48,973	35,244	27,791

Total Ore Processed[1] (tonnes)	443,504	370,276	366,909
Head Grade of Ore Processed (g/t)	3.7	3.5	3.0
Total Recovery Rate (%)	93%	84%	79%
Total Recovered (ounces)	48,973	35,244	27,791

Total Cash Cost Per Ounce Sold	$365	$385	$346

Mine Operating Cashflow ($,000)	$2,208	($454)	($1,199)
Capital Expenditures ($,000)	$9,900	$1,722	$3,049

[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

The Company achieved record gold production of almost 49,000 ounces from its Venezuelan operations in 2004. Production in 2004 was 39% higher than the 35,000 ounces produced in 2003. Almost all gold production in 2004 was from the Tomi concession.

The production gains in 2004 are attributable to capital investment programs that commenced in the last quarter of 2003 and continued throughout 2004. Capital funding was directed towards improving mine equipment availability and utilization, a mill modernization program and re-stocking the warehouse of critical spare parts. The capital investment programs allowed for a steady supply of ore to the Revemin mill and improved mill availability from 85% in 2003 to 94% in 2004. Revemin processed twenty percent more ore in 2004 than in 2003. Gold production was also higher in 2004, as a result of higher gold grades and recoveries. Gold recovery in particular was almost 10% higher in 2004, averaging 93% for the year compared with 84% in the previous year. The grade and recovery improvements are due to processing ore almost entirely from the Tomi concession in 2004. Tomi ore is higher grade and does not have the refractory characteristics of the La Victoria ore. La Victoria accounted for over one third of the ore processed in the first nine months of 2003 and, on average, the La Victoria ore grade was 2.84 g/t and gold recovery was 68%.

The mining operations generated cash flow of approximately $2.2 million in 2004, compared to a deficit of $454,000 in 2003. After capital expenditures, mine site cash flow was a deficit of $7.7 million in 2004 and a deficit of $2.2 million in 2003.

The Tomi and Lo Increible properties (where the La Victoria deposit is located) have considerable exploration potential. Since the Company acquired the properties in 2000 and 2001 respectively, very little exploration has been undertaken. The Company has commenced a concerted exploration program at both properties in 2005. At Tomi, potential exists along the down plunge extension of the existing underground mine and below the existing pits. On Lo Increible, a string of gold showings have been identified. Metallurgical testwork has commenced on samples to assist in prioritizing drill targets and a drill program is planned for the second half of 2005.

The Company is currently assessing the viability of maintaining gold production at the Revemin mill during the comprehensive exploration program, which will continue throughout 2006. In particular, a review has commenced of operating the Revemin mill at a reduced rate in 2006 when ore will likely only be available from the Tomi underground mine. Proven and probable reserves at the Tomi underground only support a mine life of approximately two years although the mineralized system is known to extend well beyond these limits. Although Crystallex expects that the Tomi underground mine will, as is typical of most such mines, continue to replace reserves for years to come, the carrying value of the Revemin mill has been written down by $13.8 million to a carrying value that reflects its conservatively estimated two year useful life.

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Tomi

100% Basis	2004	2003	2002

Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	334,289	268,169	25,644
Tonnes Waste Mined	2,751,124	919,137	2,908
Tonnes Ore Processed	350,008	247,644	27,998
Average Grade of Ore Processed (g/t)	3.46	3.48	3.01
Recovery Rate (%)	92%	88%	87%

Production (ounces)	35,961	24,360	2,347

Tomi Underground (100% Crystallex)
Tonnes Ore Mined	26,966	12,698	0
Tonnes Ore Processed	28,454	11,070	0
Average Grade of Ore Processed (g/t)	6.89	8.31	0
Recovery Rate (%)	94%	93%	0

Production (ounces)	5,891	2,753	0

The Tomi concession accounted for 41,852 ounces, or 85%, of total gold production in 2004. Of this, approximately 36,000 ounces were from the two open pit mines and the balance from the underground mine. Open pit production was 48% higher in 2004, compared with 2003, as the Company did not move all open pit production to Tomi until the end of the third quarter of 2003 when operations were suspended at the La Victoria mine. Ore reserves at the open pit operations are expected to be depleted by the end of 2005. As a result the carrying value of Tomi has been written down by $3.6 million reflecting these limited reserves. An exploration drilling program is planned for 2005 to test for mineralization below the pit floors.

The Tomi underground mine produced 5,891 ounces in 2004, compared with 2,753 ounces in 2003. Full production of approximately 200 tonnes of ore per day is forecast by the third quarter of 2005.

La Victoria

100% Basis	2004	2003	2002

La Victoria (51% Crystallex)[1]
Tonnes Ore Mined	36,012	86,078	333,857
Tonnes Waste Mined	481,210	461,163	937,949
Tonnes Ore Processed	25,974	89,025	326,572
Average Grade of Ore Processed (g/t)	3.18	2.8	2.8
Recovery Rate (%)	91%	68%	76%

Production (ounces)	2,412	5,564	22,548

[1]	Crystallex owns 100% of 0702259 B.C. Ltd. which in turn has an indirect 51% equity interest in Lo Increible (including the La Victoria deposit) through the Venezuelan holding company, Osmin Holdings Limited. Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

In February 2005, Micon International completed a Pre-Feasibility Study of the La Victoria deposit based on construction of a Bio-Oxidation (BIOX) plant at the Company’s Revemin mill to treat refractory ore at La Victoria. Goldfields, Hatch Associates and John Goode and Associates undertook the metallurgy and processing sections of the Pre-Feasibility Study. A BIOX pilot plant was operated at Goldfields in South Africa which confirmed the amenability of the refractory La Victoria ore to the BIOX process and indicated that gold recovery from the refractory ore can be improved from approximately 60% using conventional cyanidation to 88% when pre-treated with the BIOX process. The Company also completed approximately 8,600 meters of drilling at La Victoria in 2004 and Mine Development Associates updated the La Victoria resource model.

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Although the pilot plant demonstrated that the BIOX process was technically feasible, the Pre-Feasibility Study determined that it was not economic to construct a BIOX plant for treating the La Victoria ore. There is insufficient mineralized material to recover the required capital investment of $18.6 million for the BIOX plant and approximately $4 million for the Yuruari River diversion and pre-production waste stripping. Incorporating the results from the 2004 drill program, MDA estimated an indicated resource of 2.5 million tonnes grading 4.4 grams per tonne containing 359,000 ounces, of which 176,000 ounces was estimated by MDA as being extractable given the BIOX operating cost forecasts. This amount of extractable ounces could not economically support the capital and operating costs associated with the BIOX process assessed. As the BIOX project was uneconomic no reserves are reported. A smaller (500 tpd) BIOX plant was considered, which reduced the plant capital to approximately $12 million. However, the project was still not economically viable.

The Company is currently evaluating an alternative processing option for the La Victoria sulphide material which contemplates a flotation plant followed by sale of a concentrate to either a smelter or another plant that requires sulphide concentrate. A report evaluating this alternative is expected to be completed during the second quarter of 2005. In addition, exploration is being conducted for a possible extension of the La Victoria orebody that has been potentially displaced by faulting.

Income Statement

Revenue

Revenue in 2004 was $20.2 million, compared with $11.3 million in 2003. The increase in revenue in 2004 was attributable to selling over 60% more gold than the prior year and realizing a higher average price on gold sales. Gold sales in 2004 were 49,478 ounces, compared with 30,632 in 2003. The increase in ounces sold was due to higher gold production as described in the Operations Review section of this MD&A. The Company realized an average gold sales price of $409 per ounce in 2004 and $363 per ounce in 2003. Spot gold prices averaged $410 per ounce in 2004 and $363 per ounce in 2003. Crystallex presently sells all its gold to the Venezuelan Central Bank and receives the prevailing spot gold price. Gold sales proceeds are received in local currency and are used to fund ongoing operations and capital projects in Venezuela.

Operating Expenses

The Company’s total cash costs of production include mining, processing, mine administration, royalties and production taxes and exclude corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs, exploration and reclamation accruals.

The Company’s costs of sales for 2004 were $18.0 million, compared with $11.8 million in 2003, as more ounces of gold were produced and sold in 2004 than in 2003. Gold sales were 49,478 ounces in 2004, compared with 30,632 ounces in 2003.

Operating costs in 2004 are higher than 2003 due to a substantial increase in mining and processing activity as described in the Operations Review section of this MD&A. A total of 3.6 million tonnes of material (waste and ore) was mined in 2004 and 444,000 tonnes of ore were processed, compared with 1.7 million tonnes of material mined and 370,000 tonnes of ore processed in 2003.

On a unit cost basis, total cash costs were $365 per ounce of gold sold in 2004, compared with $385 per ounce in 2003. Although unit costs decreased in 2004 as a result of productivity improvements and higher ore grades and gold recovery, the cost per ounce remained high as a result of the significant amount of waste rock mined. The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits averaged 8.2 : 1.0 in 2004, compared with 3.4 : 1.0 in 2003. Also, at La Victoria, only 2,414 ounces of gold were produced as mining was concentrated on waste stripping, which continued while the Bio-Oxidation Pre-Feasibility Study was undertaken. Excluding La Victoria, the Company’s operating costs were approximately $331 per ounce.

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General and Administrative Expenses

General and Administrative expenses were $18.2 million in 2004, compared with $16.4 million in 2003. Adjusting for one-time charges of approximately $2.1 million in 2004 and $5.0 million in 2003, the year-over-year increase in general and administrative expenses was $3.9 million. Expenses in 2004 reflect an increase in corporate activity related to the ongoing development of the Las Cristinas property. Compensation, professional fees and travel were approximately $3.0 million higher in 2004 than in 2003.

Included in the 2004 total are one-time charges of $2.1 million related to the settlement of prior years’ taxes and related penalties in Venezuela. Costs in 2003 included one-time bonus payments of approximately $2.4 million.

Forward Sales and Written Call Options

Crystallex made considerable progress during 2004 towards its objective of eliminating existing gold sales commitments. By December 31, 2004, the Company reduced its gold contracts by over 50%, or 185,667 ounces. At year end, 164,358 ounces remained committed under forward sales and call option contracts. During 2004, the Company expended cash of $19.1 million to financially settle gold contracts at an average price of $399 per ounce.

At December 31, 2004, the Company’s gold contract position totalled 164,358 ounces, comprising 82,426 ounces of fixed forward contracts and 81,932 ounces of call options. The average contract price is US$307 per ounce.

	2005	2006	Total

Fixed Forward Gold Sales (ounces)	42,430	39,996	82,426
Average Price (US$/ounce)	$305	$310	$307
Written Gold Call Options (ounces)	79,932	2,000	81,932
Average Exercise Price (US$/ounce)	$307	$348	$308
Total (ounces)	122,362	41,996	164,358
Average Price (US $/ounce)	$306	$312	$307

In January 2005, the Company settled financially 53,440 contract ounces maturing in 2005 at a cost of $6.8 million. After these settlements, the Company’s gold contract position was reduced to 110,918 ounces.

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption (or hedge accounting) for accounting treatment. The Company’s metal trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives are recorded on the Balance Sheet and are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur as a result of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract loss in 2004 was $1.0 million. This included an unrealized gain of $18.1 million offset by a realized loss of $19.1 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2003, while the realized loss reflects the cash cost during the year of financially settling 185,667 ounces of gold contract obligations.

Mark-to-Market

At December 31, 2004, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at the year end spot price of US$436 per ounce was negative $22.6 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligations) and represents the replacement value of these contracts based upon the spot gold price at December 31,

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2004 and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. Future production from Las Cristinas is excluded. The analysis assumes the Company is unable to roll existing contracts to future periods and all positions in excess of planned production are required to be settled financially at December 31, 2004 using the spot gold price on that day of US$436 per ounce.

US$ millions	2005	2006	Total

Total ounces Committed	122,362	41,996	164,358
Planned Production[1]	53,000	29,000	82,000
Excess Committed Ounces	69,362	12,996	82,358
Average Committed Price (US$/oz)	$306	$312	$307
Average Assumed Spot Price (US$/oz)	$436	$436	$436
Cash Required to Settle Excess Positions	$9.0	$1.6	$10.6

[1]	Production forecast excludes Las Cristinas and assumes no gold production from La Victoria and Albino in 2005 and 2006.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Company’s Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

Write-down of Property, Plant and Equipment

The Company annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and where the cash flows are less, a write-down to estimated fair value is recorded. In 2004, Crystallex incurred write-downs of mineral properties and plant and equipment of $32.0 million. Of this amount, $13.8 million, was attributed to writing down the carrying value of the Revemin mill to reflect the two year estimated life of reserves to be processed at the mill.

Mineral property write-downs included the Albino concession ($10.4 million) Tomi Concession ($3.6 million) and three exploration properties ($4.1 million). See “Operations Review”.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. Crystallex forecasts cash requirements in excess of $300 million through 2006 to build Las Cristinas, fund the Company’s operating deficit, fund capital expenditures at the El Callao operations and for debt service. Crystallex intends to fund this overall requirement with existing cash and restricted cash balances and from a combination of limited recourse project debt financing, other forms of public market debt financing and equity.

Cash and Equivalents

Cash and short-term investments were $36.0 million at December 31, 2004. In addition, the Company had restricted cash and cash equivalents of $98.0 million at year end 2004. The restricted funds are comprised of the following: i) $2.5 million held on deposit with Mitsui & Co. Precious Metals Inc. as margin for gold call option contracts and ii) $95.5 million net proceeds of a senior unsecured note financing held in escrow under the terms of the Escrow Agreement (see Financing Activities). The proceeds are

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released to pay for approved capital expenditures for the development of Las Cristinas ($81.4 million) and for interest payments on the senior unsecured notes ($14.1 million).

The timing of cash expenditures is, in part, dependent upon receipt of the Permit for Las Cristinas. Assuming receipt of the Permit for Las Cristinas by the end of the second quarter, restricted cash balances of $81.4 million at December 31, 2004 are forecast to provide sufficient funding for Las Cristinas until the third quarter of 2005. Any delay in receiving the Permit will delay planned expenditures.

The change in the cash balance during 2004 is reconciled as follows:

$ millions

Cash at December 31, 2003	$26.2

Common Share Financing Activities	$98.2
9.375% Note Financing Net Proceeds	95.5
Proceeds from the sale of San Gregorio	1.6
Proceeds from orderly disposition of shares	3.9

Total Sources of Cash	$199.2

Operating Cash Flow Deficit	($36.0)
Capital Expenditures – Las Cristinas	(40.7)
Capital Expenditures – Other Operations	(10.2)
Debt Service	(1.0)
Financing Fees	(3.5)

Total Uses of Cash	($91.4)

Net Addition to Cash, Short-term Investments and Restricted Cash	$107.8

Cash, Short-term Investments and Restricted Cash at December 31, 2004	$134.0

Cash Flow from Operations

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash expenditures on reducing the Company’s gold sales commitments, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. Cash flow from operations was a deficit of $36.0 million in 2004, compared with a deficit of $26.5 million the year earlier. Positive mine operating cash flow of $2.2 million in 2004 was offset principally by cash used for general and administrative expenses ($18.2 million) and for settling gold contract positions ($19.1 million).

Investing Activities

Capital expenditures totalled $50.9 million in 2004, compared with $9.0 million in 2003. The increase is attributable to higher spending on Las Cristinas and, to a lesser extent, on the Tomi underground mine and the Revemin mill. Capital expenditures for Las Cristinas totalled $40.7 million in 2004 and included expenditures for project development under the EPCM contract and also for general site costs, site security, environmental work, including geotechnical drilling, and legal and professional fees associated with tax structuring and project financing.

Capital expenditures for 2004 and 2003 are summarized as follows:

($ millions)	2004	2003

Las Cristinas	$40.7	$7.3
Revemin	5.3	1.0
Tomi	3.8	0.4
Albino	0.8	—
La Victoria	—	0.3
Corporate	0.3	—

Total	$50.9	$9.0

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Assuming a receipt of the Permit during the second quarter, capital expenditures at Las Cristinas are forecast to be approximately $175 million in 2005 of which $85 million has been committed as at December 31, 2004. As noted, any delay in receiving the Permit will delay planned expenditures.

Financing Activities

On December 23, 2004, the Company completed a $100 million unit offering. Each unit was priced at $1,000 and comprised a $1,000 principal amount, seven year, 9.375% senior unsecured note and 65 common shares of the Company. The net proceeds received by the Company were $95.5 million. The net proceeds were deposited with an Escrow Agent and were divided into two pools: the Interest Pool and the Project Pool. The Interest Pool contains proceeds equal to the first three interest payments on the notes ($14.1 million). Funds will be released from the Interest Pool as the Company makes each of the first three interest payments. Funds from the Project Pool ($81.4 million) will be released to pay for approved capital expenditures contemplated in the Las Cristinas Control Budget of $265 million.

On April 5, 2004, the Company closed an equity financing of 25 million common shares at C$4.00 per share raising net proceeds of $71.7 million. The common share financing had an over-allotment option of 3.75 million shares at C$4.00 per share, which closed on April 28, 2004 and raised additional net proceeds of $10.5 million. Total net proceeds amounted to $82.2 million.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments, as a December 31, 2004, are tabled below:

US$ millions	Less than One Year	1 - 3 Years	4 - 5 Years	More Than 5 Years	Total

Long Term Debt Repayments	$4.4	$2.1	—	$100.0	$106.5

Equipment and Construction
Purchase Contracts	$85.0	—	—	—	$85.0

Asset Retirement Obligations	$0.5	$1.0	$0.8		$2.3

Operating Lease Obligations	$0.16	$0.38	$0.04	—	$0.58

Precious Metal Contracts:

Fixed Forward Contracts	42,430oz	39,996oz	—	—	82,426oz
	@ an	@ an			@ an
	average of	average of			average of
	US$305/oz	US$310/oz			US$307/oz

Call Options Sold	79,932oz	2,000oz	—	—	81,932oz
	@ an	@ an			@ an
	average of US$307/oz	average of US$348/oz			average of US$308/oz

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company’s only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

Related Party Transactions

During 2004, Crystallex entered into the following material transactions with related parties:

Legal Fees

•	McMillan Binch LLP: McMillan Binch LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch LLP and a member of the Board of Directors of Crystallex. During 2004, McMillan Binch LLP was paid $1.2 million for providing corporate legal services to Crystallex.

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Management and Consulting Fees

•	Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided underwriting services to the Company in connection with the 2004 issuances of equity and debt underwriting. Mr. Robert Fung is an employee of Orion Securities Inc. and is Chairman of the Board of Directors of Crystallex. During 2004, Orion was paid $2.8 million for these services, none of which was to the benefit of Mr. Fung.
•	Osprey Capital Partners: During 2004, Crystallex paid $148,000 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung. This advice was unrelated to Mr. Fung’s role as Chairman of Crystallex.
•	Riccio Consulting: Dr. Luca Riccio is the former Vice President, Exploration and the principal of Riccio Consulting. During 2004, Crystallex paid $220,500 to Riccio Consulting for providing consulting services to the Company.
•	Capital Markets Advisory Inc.: Michael Brown is the principal of Capital Markets Advisory Inc. and a member of the Board of Directors of Crystallex. During 2004, Crystallex paid $32,800 to Capital Markets Advisory Inc. for providing investor relations and other corporate advisory services to the Company.

Outstanding Share Data

At March 1, 2005, 190,853,437 common shares of Crystallex were issued and outstanding. In addition, at March 1, 2005 options to purchase 10,555,050 common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 12,983,235 common shares of Crystallex were issued and outstanding.

Quarterly Data

	2004				2003
	Q4	Q3	Q2(1)	Q1	Q4	Q3	Q2	Q1
Revenue	5,037	5,632	5,634	3,943	4,655	2,809	2,508	1,357
Net Income (Loss)	(44,115)	(9,441)	(447)	(6,651)	(38,071)	(24,322)	(3,537)	4,443

(1)	Reflects adjustment of $3.96 million relating to revised accounting treatment of gain derived from Standard Bank orderly disposition agreement.

Revenue for the fourth quarter of 2004 was positively impacted by higher gold production and higher gold prices. Net income in the fourth quarter of 2004 reflects the impact of a $32.0 million write-down of mineral properties and property plant and equipment in 2004 compared with a write-down of $17.5 million in the corresponding period in 2003.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of asset and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation

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costs. Among other things, these estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from these and other estimates used in preparing these financial statements and such differences could be material.

Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future discounted net cashflows are less than the carrying amount.

Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Commodity Derivative Contracts

The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions Commodity Contract Obligations at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as commodity contract loss/gain.

Accounting Changes

Change in Functional and Reporting Currency – Effective January 1, 2004, the Company changed its functional currency from the Canadian to US dollar. Concurrent with this change, the Company adopted the US dollar as its reporting currency. Refer to Note 2 of Notes to the Audited Consolidated Financial Statements.

Asset Retirement Obligations – On January 1, 2004, the Company adopted CICA Handbook Section 3110 and changed its accounting policy recognizing the fair value of liabilities for asset retirement obligations in the period incurred. There was no material impact in 2004 as a result of this change. Refer to Note 3 of Notes to the Audited Consolidated Financial Statements.

Stock Based Compensation – Effective January 1, 2004, the Company changed its accounting policy for stock-based compensation and adopted the fair value method of accounting for all its stock-based compensation. Refer to Note 3 of the Notes to the Audited Consolidated Financial Statements. Total expenses in 2004 were $5.3 million.

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Impairment of Long Lived Assets – Effective January 1, 2004, the Company adopted the new recommendations with respect to impairment of long lived assets. There was no material impact on the consolidated financial statements. Refer to Note 3 of the Notes to the Audited Consolidated Financial Statements.

Risk Factors

Arbitration Proceedings

The Corporation is a party to or is interested in two arbitration proceedings. See “Legal Proceedings” in the Corporation’s 2004 AIF filed concurrently on SEDAR and EDGAR for a detailed description of the arbitration proceedings.

The Corporation is not a party to the Vannessa arbitration proceedings and cannot predict the outcome of these proceedings (including whether any arbitration award could have a material adverse effect on the Corporation’s rights under the Agreement). See “Legal Proceedings” in the Corporation’s 2004 AIF.

The Corporation is a party to the Vengroup arbitration proceedings and cannot predict the outcome of these proceedings (including whether any arbitration award could have a material adverse affect on the Corporation). See “Legal Proceedings” in the Corporation’s 2004 AIF.

Lack of Ownership Rights

Under Venezuelan law, all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operation Agreement”. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Corporation in the Las Cristinas Deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits contain copper. Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. The Corporation does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Corporation does not believe that the MIBM would do so, the MIBM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

(a)	if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and

(b)	if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Corporation’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement

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with respect to the exploitation of the copper with the CVG. Also, if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt, other forms of public market debt and equity.

The Corporation currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserves and Resource Estimates

The Corporation’s reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under “Lack of Ownership Rights”, the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

Gold Price Volatility May Affect Profitability

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewelry demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2004, the gold price fluctuated between a low of U.S.$253 and a high of U.S.$454. On December 31, 2004, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$436.

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The Corporation’s revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Corporation’s operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation’s profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

The market price of the common shares of the Corporation is also affected by fluctuations in the gold price.

Gold Hedging Activities

The Corporation has entered into forward contracts and written call options to sell a significant portion of the gold that it anticipates it will produce at its existing operations. These contracts obligate the Corporation to sell specified quantities of gold at a prices set when it enters into the contracts, regardless of the price when the Corporation actually mines the gold. Accordingly, there is a risk that the price of gold will be higher at the time the Corporation mines the gold than when it entered into the contracts, with the result that the Corporation must sell the gold at a lower price than it would have received had it not entered into the contracts. In addition, if the Corporation is not able to produce the specified quantities of gold, it will be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the contract prices or higher than the Corporation’s own cost of production. In addition, the entity contracting to buy gold from the Corporation under the forward contracts could default and, if the contract price were higher than the market price at the time of default, the Corporation would not likely be able to resell the contracted gold at the higher contract price.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of ore mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation’s mineral exploration and exploitation activities will be successful.

The Corporation’s operations may also be affected by the presence of illegal miners: something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the Corporation’s operations will not be adversely affected by the presence of illegal miners.

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Country Risk

The Corporation’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Corporation has operations. The risks associated with the Corporation’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Corporation’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

The Corporation’s principal mineral properties are located in Venezuela. Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation’s operations, including its ability to satisfy its foreign currency obligations.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation’s profitability and financial position and the value of the common shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

Limited Mining Operations

The Corporation’s Tomi operations and Revemin mill currently account for substantially all of the Corporation’s mineral production and revenues. Any adverse development affecting these operations would have a material adverse effect on the Corporation’s financial performance and results of operations.

Production Risks

The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in

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damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the startup phase.

Environmental Regulation and Liability

The Corporation’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Corporation does not maintain environmental liability insurance.

The Las Cristinas Deposits are located within the Imataca Forest Reserve. Presidential Decree 3.110, which establishes an ordinance plan and regulations for the use of the Reserve, permits mining activities in the Reserve and establishes the legal framework for such activities. Presidential Decree 3.110 replaced a previous Presidential decree that was the subject of a legal challenge before the Venezuelan Supreme Court. It is possible that Presidential Decree 3.110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas Deposits.

Regulations and Permits

The Corporation’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation’s permits that could have a significant adverse impact on the Corporation’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Currency Fluctuations

Currency fluctuations may affect costs at the Corporation’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses is in non-

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U.S. dollar currencies. The appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation’s profitability, cash flows and financial position.

Recent Losses and Write-downs

The Corporation incurred net losses in 2004 and 2003 and after the restatement of its audited consolidated financial statements for 2002 incurred net losses in each of 2002 and 2001. The Corporation’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Corporation. There can be no assurance that the Corporation will return to profitability in the near future.

Credit Agreement Restrictions

The Corporation and an indirect, wholly-owned subsidiary of the Corporation are parties to a credit agreement that, among other things, requires the Corporation to maintain specific financial ratios and satisfy specific financial condition tests. Events beyond the control of the Corporation, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these ratios and tests. Failure to do so could result in a default under the credit agreement. If an event of default occurs under the credit agreement, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce its security over substantially all of the Tomi operations and the Revemin mill.

Dependence on Key Employees

The Corporation’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Corporation. The Corporation does not maintain insurance on any of its key employees.

Potential Dilution

As at December 31, 2004, the Corporation has outstanding options to purchase approximately 10.6 million common shares of the Corporation and warrants to purchase approximately 13.0 million common shares of the Corporation. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Corporation’s then current shareholders could also be diluted.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is

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unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to assess profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

$,000’s	2004	2003

Operating Costs per Financial Statements	$18,038	$11,783
By-Product Credits	—	—
Reclamation and Closure Costs	—	—
Operating Costs for Per Ounce Calculation	$18,038	$11,783

Gold Ounces Sold	$49,478	30,632
Total Cash Cost Per Ounce US$	$365	$385

Additional information relating to Crystallex, including the 2004 Annual Report, is available on SEDAR or EDGAR.

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ANNEX C
GLOSSARY OF DEFINED TERMS AND TECHNICAL MINING TERMS AND ABBREVIATIONS

Defined Terms

20,000 TPD Feasibility Study	The feasibility study completed by SNCL and other independent consultants (including MDA) in September 2003 with respect to the development of the Las Cristinas Project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day. See “Las Cristinas Project”.

40,000 TPD Feasibility Study	The feasibility study completed by SNCL and other independent consultants (including MDA) in January 2004 with respect to the development of the Las Cristinas Project and the construction and operation of a mining and processing facility at a production rate of 40,000 tonnes of ore per day. See “Las Cristinas Project”.

Consolidated Financial Statements	The audited consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and consolidated statements of operations, cash flows and shareholders equity of the Corporation for each of the years in the three year period ended December 31, 2004, including the notes thereto and the auditors report thereon. A copy of the Consolidated Financial Statements is attached to this Annual Information Form as Annex A.

Corporation	Crystallex International Corporation.

Crystallex	The Corporation and its subsidiaries.

CVG	Corporacíon Venezolana de Guyana. See “Mining in Venezuela – Venezuela”.

EIA	Environmental Impact Assessment. See “Mining in Venezuela – Environmental Laws”.

Las Cristinas Deposits	The four areas referred to as Las Cristinas 4, 5, 6, and 7. See “Las Cristinas Project – Location and Property Description”.

Management’s Discussion and Analysis	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Corporation for the year ended December 31, 2004. A copy of Management’s Discussion and Analysis is attached to this Annual Information Form as Annex B.

MARN	The Ministry of the Environment and Natural Resources. See “Mining in Venezuela – Environmental Laws”.

MDA	Mine Development Associates. See “Las Cristinas Project”.

MDA Report	The mineral reserves and resources report dated April 30, 2003 prepared by MDA with respect to the Las Cristinas Project. See “Las Cristinas Project”.

MIBM	The Ministry of Basic Industries and Mining (formerly, the Ministry of Energy and Mines). See “Mining in Venezuela – Mining Law”.

Mine Operation Agreement	The mine operation agreement between the CVG and the Corporation dated September 17, 2002 with respect to the Las Cristinas Project. See “Las Cristinas Project – Mine Operation Agreement”. A copy of the Mine Operation Agreement is attached to this Annual Information Form as Annex D.

NI 43-101	National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators.

Qualified Person	A person who: is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member in good standing of a professional association.

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SNCL	SNC-Lavalin Engineers & Constructors Inc. See “Las Cristinas Project”.

VAT	Value Added Tax. See “Mining in Venezuela – Taxation”.

VML	Mining Law of 1999. See “Mining in Venezuela – Mining Law”.

Technical Mining Terms

alluvial	Relating to deposits made by flowing water, washed away from one place and deposited in another.

assay	An analysis to determine the presence, absence or concentration of one or more chemical components.

ball mill	A large steel cylinder containing steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

belt	A specific elongate area defined by unique geologic characteristics.

bleb	A small, usually rounded inclusion of one material in another.

breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or cementing material.

carbon-in-leach (CIL)	A recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold which is then adsorbed by the carbon. The loaded carbon is subsequently separated from the slurry and the gold removed from the carbon.

cathode	A rectangular plate of metal produced by electrolytic refining. A cathode is typically the finished product of the copper refining process.

chalcopyrite	A copper mineral, the composition of which is copper iron sulfide.

concentrate	A metal rich product from a mineral separation process such as flotation, from which most of the waste material in the ore has been separated. The metals are “concentrated” from the ore and the remainder discarded as tailings.

cut-off grade	The minimum metal grade of which a tonne of rock can be processed on an economic basis.

deposit	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. A deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

development	The preparation of a known commercially mineable deposit for mining.

diamond drill	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

dissemination	A scattered distribution of generally fine-grained, metal-bearing minerals throughout a rock body.

dyke	A tabular intrusion, meaning it is sheet or slab-like, that cuts across or through the host rocks. Dykes vary from a few centimetres to many tens of metres in thickness and may extend for several kilometres.

extraction	Removal of ore or waste from the ground.

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fault	A geological term that refers to a fracture or zone of fractures in the earth’s crust along which the rock units on each side of the fracture have moved relative to one another.

feasibility study	A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail such that the study could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

flotation	A milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the remaining rock or mineral material.

geophysical surveys	Studies conducted to measure the physical characteristics of a certain area.

geophysics	The study of the earth by quantitative physical methods.

gold doré	A bar of gold which contains impurities in excess of 2% and which will be further refined to almost pure metal.

grade	The concentration or quality of an ore or metal content.

hectare	A square of 100 m on each side, or 2.471 acres.

host	The body of rock in which mineralization of economic interest occurs.

intrusive	A body of igneous rock formed by magma penetrating or intruding into or between other rocks but solidifying before reaching the surface; in contrast to lavas or tuffs which are extruded upon the surface.

mill	A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

mine	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open-pit on the surface or underground workings.

mineral reserve(1)	Mineral Reserve: The economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study (which must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified). A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least preliminary feasibility study.

Probable Mineral Reserve: The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study.

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Note:

(1) As defined in NI 43-101.

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mineral resource(1)	Mineral Resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource: That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource: That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource: That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

mineralization	The natural process by which sometimes valuable minerals are aggregated, resulting in a potential ore deposit.

ore	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

oxide	An adjective applied to a rock, mineral resource or mineral reserve indicating that it has been subjected to oxidation through weathering and exposure to the surface elements or ground water.

plunge	The vertical angle between a horizontal plane and the line of maximum elongation of an orebody.

pulp	A mixture of ground ore and water capable of flowing through suitably graded channels as a fluid.

pyrite	A mineral, the composition of which is iron sulfide.

quartz	A mineral composed of silicon dioxide.

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Note:

(1) As defined in NI 43-101.

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reclamation	The process by which lands disturbed as a result of mining activity are brought back to beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features and contouring, covering and revegetation of waste rock piles and other disturbed areas.

recovery	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

recovery rate	The percentage of a particular metal contained in ore that is recovered during processing.

refining	The final stage of metal production in which impurities are removed from the molten metal.

refractory ore	Gold mineralized material in which the gold is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be either silica or sulphide encapsulation of the gold or the presence of naturally occurring carbons which reduce gold recovery.

royalty interest	Generally, a percentage interest that is tied to some production unit such as tonne of concentrate or ounce of gold produced. A common form of royalty interest is a net smelter return.

sample	Small amount of material that is supposed to be typical or representative of the object being sampled.

sedimentary	A rock formed from cemented or compacted sediments deposited in horizontal strata.

sediments	The debris resulting from the weathering and breakup of pre-existing rocks.

shoot	A body of ore, usually in elongated form, extending downward or upward in a vein.

smelter	A plant where concentrates are processed into an upgraded product.

smelting	A pyro-metallurgical operation in which metal is separated from impurities by a process that includes fusion.

strike	A geological term that refers to the compass direction on a map that layered rock units or faults run.

stripping ratio	The ratio of waste removed to ore processed.

sulphides	Minerals that are compounds of sulphur together with one or more other elements (such as iron, copper, lead, zinc and arsenic).

tailings	The material that remains after all metals considered economic have been removed from ore during milling.

tuff	A finer grained pyroclastic rock made up mostly of volcanic ash.

vein	An epigenetic mineral filling of a fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock.

waste	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

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Abbreviations

g/t	Grams per tonne.
oz	Ounce(s).
t	Tonnes.
ton	A dry short ton (2,000 pounds).
tonne	A metric ton (1,000 kilograms or 2,204.62 pounds).
tpa	Tonnes per annum.

METRIC/IMPERIAL CONVERSION TABLE

The following table sets out the imperial equivalents of the metric units of measurement used in this Annual Information Form:

Metric Unit	Imperial Equivalent

Gram	0.03215 troy ounces
Hectare	2.4711 acres
Kilogram	2.20462 pounds
Kilometre	0.62139 miles
Metre	3.2808 feet
Tonne	1.1023 short tons

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ANNEX D
MINE OPERATION AGREEMENT AND RELATED DOCUMENTS

D-1

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The undersigned, MARIELA CÉSPEDES MORENO, a Venezuelan, a single, of legal age, domiciled in Caracas, bearer of Identity Card No. 6.560.009, a Public Interpreter of the Republic of Venezuela in the English language, as evidenced from title published in the Official Gazette of the Bolivarian Republic of Venezuela No. 37.119 dated January 15, 2001, recorded at the Main Office of Public Registry of the Federal District on September 23, 1999, under No. 80, onto page 80, Volume 17° and subsequently registered in the Second Court of First Instance in Civil, Mercantile and Transit Matters of the Judicial Circumscription of the Metropolitan Area of Caracas on October 18, 2000, hereby CERTIFIES: That the attached document written in Spanish, which has been presented to her for its translation, textually reads in English as follows:

“MINISTRY OF THE INTERIOR AND JUSTICE
BOLIVARIAN REPUBLIC OF VENEZUELA
General Department of Registries and Notary Public’s Offices

FOURTH NOTARY PUBLIC’S OFFICE OF PUERTO ORDAZ

Centro Comercial Cristal – 1 er piso – Locales 110 y 111
Telephone number: (0286) 962.40.57
Alta Vista – Puerto Ordaz Estado Bolivar

Executing parties: Francisco José Rangel Gómez and Marc J. Oppenheimer.
Volume 86.

CRISTINA 4, CRISTINA 5, CRISTINA 6 AND CRISTINA 7
MINING OPERATION CONTRACT

The CORPORACION VENEZOLANA DE GUAYANA, an Autonomous Institute created by Decree No. 430, dated December 29, 1960, published in Official Gazette of the Republic of Venezuela No. 26.445 dated December 30, 1960, amended by Decree No. 1.531, dated November 7, 2001, published in Official Gazette of the Bolivarian Republic of Venezuela No. 5-553, dated November 12, 2001, which has the

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prerogatives and privileges granted by the Law of the Republic and is exempt from payment of all taxes, duties and contributions, as determined by Articles 24 and 25 of said Decree-Law, represented in this act by its President, FRANCISCO JOSE RANGEL GOMEZ, a Venezuelan, legally competent, bearer of Identity Card No. 2.520.281, of this domicile, the designation of whom is evidenced from Decree No. 1.034 dated October 10, 2000, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.054, dated October 10, 2000, hereinafter and for the purposes hereof referred to as THE CORPORATION, in compliance with what was approved in the Board of Directors, as per Resolution No. 8.700 and Resolution DIR-No. 8.705 dated September 2, 2002 and September 16, 2002, respectively, on the one hand; and on the other, CRYSTALLEX INTERNATIONAL CORPORATION, a company domiciled in the Province of British Columbia of Canada, the duration of which was extended under the Commercial Corporation Law of Canada, as Corporation No. 345631-5, through Certificate dated January 23, 1998, represented in this act by its President, MARC J. OPPENHEIMER, a citizen of the United States of America, bearer of Passport No. 152092004, duly authorized for this act as per Resolution of the Board of Directors dated September 16, 2002, hereinafter referred to as CRYSTALLEX, each of them individually referred to as the ‘Party’ or collectively as the ‘Parties’, have agreed to enter into, as they hereby do, this mining operation contract for Las Cristinas 4, 5, 6, and 7, which is based on the following:

WHEREAS

l.-   The CORPORACION VENEZOLANA DE GUAYANA is an Autonomous Institute with its own legal capacity and a patrimony separate from and independent of that of the Republic and which is ascribed to the Ministry of the Secretary’s Office of the Presidency. The purpose of the CORPORACION VENEZOLANA DE GUAYANA is to promote the balanced development of the Guayana Region, perform the exploration, prospecting, and exploitation works of the mines or deposits to that end granted by the Ministry of Energy and Mines.

2.-   On May 16, 2002, the MINISTRY OF ENERGY AND MINES and the CORPORACION VENEZOLANA DE GUAYANA entered into a contract whereby the Ministry authorizes the Corporation to execute the works of exploitation, recovery and sale of the Gold mineral that is in the deposits located within the areas of the concessions called Cristina 4, Cristina 5, Cristina 6, Cristina 7, in the Sifontes Municipality of the State of Bolívar, called ‘PROYECTO LAS CRISTINAS 4, 5, 6 y 7’ and hereinafter referred to as the Project.

3.-   The MINISTRY OF ENERGY AND MINES, through said Contract, authorized the CORPORACION VENEZOLANA DE GUAYANA to use the property committed to said concessions that was transferred to the Republic according to Resolution No. 035 dated March 6, 2002, published in Official Gazette of the Bolívarian Republic of Venezuela No. 37.400, dated March 8, 2002.

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4.-   For purposes of the appropriate performance of said Contract, the CORPORACION VENEZOLANA DE GUAYANA may enter into DESIGN, CONSTRUCTION, AND OPERATION contracts WITH THIRD PARTIES, after informing the Ministry of Energy and Mines in writing.

5.-   Prior to commencing the operative activities of the project, all of the corresponding environmental permits must have been obtained and complied with.

CLAUSE FIRST
INTERPRETATION

1.1   Definitions. In this Contract, unless otherwise expressly established, the following words and phrases shall have the meaning established below:

‘Contract’ means this mining operation contract and its Exhibits and written amendments made by the Parties.

‘Effective Date’ means the date of execution of this Contract by the parties before a Notary Public.

‘Material Breach’ means any act or omission of any of the Parties that causes an essential damage to: (i) the business, the result of the operation, or the financial conditions of the other Party; (ii) the other Party’s ability to timely and fully perform its obligations herein prescribed, according to the terms herein established; (iii) the validity or legal effectiveness of the Contract or of the rights of the other Party.

‘Law of Mines’ means the Decree with the Status and Force of Law of Mines, published in Official Gazette No. 5.382, dated September 28, 1999, as well as its Regulations, decrees, resolutions, and other applicable laws.

‘MEM’ means the Ministry of Energy and Mines,

‘Parties’, in the plural, means both parties executing this Contract, that is, the Corporación Venezolana de Guayana and CRYSTALLEX and, in the singular (Party), means each of them.

‘Environmental Permits’ means the Permit to Affect Resources for Exploitation of gold, copper, and other minerals granted by the Ministry of the Environment and Natural Resources, as well as any other environmental permit or authorization that may be required by said Ministry or any other competent authority or by the law for the performance of the activities in Las Cristinas.

‘Small Miners’ means groups of small miners organized and identified as: Nuevas Claritas, Siete estrellas, Los Rojas, and la Bolivariana, established in delimited areas within the Las Cristinas project.

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‘Annual Production Plan’ refers to the document annually submitted by CRYSTALLEX to the consideration and approval of THE CORPORATION, the content of which comprises an estimate of the following points: – Investments, – production volume, – processing capacity, – operating costs, – logistics – number of workers, – gold production, – gold price – income for sales, and any other elements related to the project development and execution.

‘Monthly Gold Price’ means the average monthly gold price, which shall be calculated by dividing the sum of all ‘London Bullion Market Association P.M. BID Gold Fix prices’ (which fixes the closing price of said mineral per refined gold Troy ounce on that day) reported for the corresponding month by the number of days for which said prices were established.

‘Production’ refers to the quantity of gold mineral processed per day, expressed in tons per day (t/d)

‘Tenor’ means the content of gold in the gold material of the deposit, measured at the entry of the mill of the processing plant, expressed in grams per dry tons (gr/t).

CLAUSE SECOND
Purpose of the Contract

2.1   THE CORPORATION, according to authorization issued by the MEM, through Contract dated May 16, 2002, authenticated before the Second Notary Public’s Office of Puerto Ordaz, Caroní Municipality, State of Bolívar, recorded in the Authentication Books under No. 08, Volume 82, dated June 13, 2002 and the First Notary Public’s Office of the Municipality of Baruta of the State of Miranda, recorded under No. 28, Volume 40 of the Authentication Books, on June 19, 2002, hereinafter referred to as the CVG-MEM Contract, which is attached hereto and an indivisible part hereof, authorizes CRYSTALLEX, and the latter so accepts, to make all necessary investments and works to reactivate and execute in full the mining project of CRISTINA 4, CRISTINA 5, CRISTINA 6, and CRISTINA 7, design, construct the plant, operate the same and process the gold material for its subsequent commercialization and sale, and transfer the mine and its facilities to THE CORPORATION upon the end of the Contract, in accordance with the provision of Article 102 of the Law of Mines. The Las Cristinas 4, 5, 6, and 7 project is located in the Municipality of Sifontes of the State of Bolívar, in the Bolivarian Republic of Venezuela. Its location is described in the Plan attached hereto as Exhibit ‘A’, which has been signed by CRYSTALLEX and THE CORPORATION and is a part hereof. According to said plan, THE CORPORATION authorizes CRYSTALLEX to exploit and recover gold mineral present in the area of Las Cristinas 4, 5, 6, and 7, within the following boundaries that are defined in said Plan by a closed traverse line and by vertices expressed in U.T.M. coordinates (Universal Transversal de Mercator):

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AREA CALLED CRISTINA 4. Total area one thousand hectares (1,000 Ha.).

POINT	NORTH (m)	EAST (m)
BOT – 1	683,208.00	666,284.00
BOT – 2	685,208.00	666,284.00
BOT – 3	685,208.00	671,284.00
BOT – 4	683,208.00	671,284.00

AREA CALLED CRISTINA 5. Total area nine hundred thirty-nine hectares and four ares (939.4 Ha.).

POINT	NORTH (m)	EAST (m)
BOT – 1	685,208.00	671,284.00
BOT – 2	685,208.00	668,340.00
BOT – 3	687,070.00	668,340.00
BOT – 4	687,070.00	673,340.00
BOT – 5	685,208.00	673,340.00

AREA CALLED CRISTINA 6. Total area nine hundred forty-four hectares and two ares (944.2 Ha.).

POINT	NORTH (m)	EAST (m)
BOT – 1	685,208.00	668,340.00
BOT – 2	685,208.00	663,340.00
BOT – 3	687,070.00	663,340.00
BOT – 4	687,070.00	668,340.00

AREA CALLED CRISTINA 7. Total area one thousand two hectares (1,002 Ha.).

POINT	NORTH (m)	EAST (m)
BOT – 1	687,070.00	663,340.00
BOT – 2	689,070.00	663,340.00
BOT – 3	689,070.00	668,340.00
BOT – 4	687,070.00	668,340.00

The works to be performed by CRYSTALLEX for the design, construction, start-up, and exploitation of the mine subject-matter of the ‘Las Cristinas 4, 5, 6, and 7’ Project comprise the geological-mining planning and the supply of all materials, labor, machinery, equipment, spare parts, and other resources materials or elements that are necessary for the development, exploitation, processing, commercialization, and sale of the gold mineral present in said mine, according to the terms hereof.

2.2   FEASIBILITY STUDY

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2.2.1   CRYSTALLEX binds itself to submit to THE CORPORATION the Technical, Economic, Financial Feasibility Study within a term not exceeding one (1) year as from the date of execution hereof, in order for it to be analyzed, considered and approved before commencement of the works. During said period, CRYSTALLEX must maintain a minimum of field activity allowing for the generation of jobs in the communities adjacent to the Project area.

2.2.2.   The Feasibility Study must conform to the guidelines established in this contract and be for the benefit of both parties. The approval of said Feasibility Study must be evidenced in writing and shall be attached hereto as Exhibit ‘B’, which shall be an indivisible part hereof.

CLAUSE THIRD
INVESTMENT PROGRAM

CRYSTALLEX binds itself to make all necessary investments for the reactivation and execution of the ‘Las Cristinas 4, 5, 6, and 7’ mining Project, as estimated according to the Feasibility Study approved by THE CORPORATION. To that end, CRYSTALLEX must submit to THE CORPORATION, at the same time and as a part of the Feasibility Study referred to in the foregoing clause, a program and/or schedule of investment disbursement and performance, as well as the financing sources and their conditions. This investment program and/or schedule shall be approved and signed by CRYSTALLEX and THE CORPORATION in a document attached hereto as Exhibit ‘C’, which shall be an integral part hereof.

CLAUSE FOURTH
EXPLOITATION PLANS

1.-   CRYSTALLEX must submit to THE CORPORATION the Exploitation Plans for the Life of the Project and the detailed Annual Exploitation Plans. The Exploitation Plan for the Life of the Project, as well as the annual plans, must be accepted in writing by THE CORPORATION for their implementation.

Said Investment Programs and the Exploitation Plans must contain the necessary technical information, at the request of THE CORPORATION which may request at any time additional information from CRYSTALLEX or may propose modifications or adjustments that it deems to be reasonably necessary.

2.-   CRYSTALLEX must specify in said Plans the mineral excavation volumes and barren volumes, waste disposal, handling of effluents, environmental protection, industrial safety, and any other aspect that THE CORPORATION deems pertinent, which aspects shall be informed to CRYSTALLEX sufficiently in advance, depending on the technical characteristics of the information required.

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CLAUSE FIFTH
PRODUCTION VOLUME

I.-   CRYSTALLEX binds itself to put the ‘Las Cristinas 4, 5, 6, and 7’ mining Project into production within the period of time established in clause Ninth of the CVG-MEM Contract entered into on May 16, 2002.

2.-   CRYSTALLEX binds itself to annually recover from the mine subject-matter of the ‘Las Cristinas 4, 5, 6, and 7’ Project an average daily production volume of present gold mineral, as indicated in the Annual Production Plan agreed by the parties, which shall be attached hereto as Exhibit ‘D’ and an integral part hereof.

3.-   CRYSTALLEX binds itself to process the gold mineral volume specified in the Annual Production Plan at the plant to be installed by it in accordance with the Project, incorporating the greatest quantity of added value.

4.-   CRYSTALLEX shall exploit and recover the barren material that cannot be stored in the mine and put it in a place therefor fitted out, in agreement with the environmental legislation.

CLAUSE SIXTH
ECONOMIC COMPENSATION

1.-   CRYSTALLEX shall make the following mandatory payments to THE CORPORATION:

•	Initial Payment: The amount of FIFTEEN MILLION DOLLARS OF THE UNITED STATES OF AMERICA (US$ 15,000,000.00) corresponding to eight percent (8%) of the value of the investments made within the Project, such as: reports, digitized information, camp, drilling, which payment shall be made by CRYSTALLEX within five (5) bank working days following execution hereof, after the instructions of THE CORPORATION.
•	Minimum monthly payment on account of royalty calculated on the commercial value of the monthly gross production in percentage terms, which is to be paid once the construction stage is completed:
GOLD:
US$ Price/Troy ounce %
Less than 280 $/ounce	1.00

Equal to or more than 280 $/ounce and less than 350$/ounce	1.50

Equal to or more than 350 $/ounce and less than 400$/ounce	2.00

More than 400 $/ounce	3.00

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These royalties are different from the Exploitation Tax established in the Law of Mines that CRYSTALLEX shall pay to THE REPUBLIC and are subject to revision in accordance with the laws ruling the matter.

CLAUSE SEVENTH
SPECIAL ADVANTAGES

CRYSTALLEX binds itself to comply with the following Employment Plan and Social Community Development Program:

FOR YEAR 2002:

•	To generate 50 jobs and bear the costs of maintenance of the facilities and of the 24 people currently working
•	To continue with the technical assistance to the five (5) Small Miners Associations operating in the Project Small Miners area.
•	To bear the costs of maintenance, supplies, and other operation expenses of the Centro Medico Asistencial Las Claritas, which shall provide services to the Project personnel and to the community, and transforming the same from Ambulatory Rural Type II to Ambulatory Urban Type I.

FOR YEAR 2003:

•	To generate 50 additional jobs during the twelve (12) months of the year
•	To build at least 30 houses in the local Community of Santo Domingo.
•	To train personnel in the Community to handle the necessary machinery and equipment for mining operations.
•	To develop Social Programs for the benefit of the Community
1.	Installation and integration of clean water treatment plants:
	•	Km 88 – Santa Lucia de Inaguay – Las Claritas – Nuevas Claritas – Santo Domingo
	•	Las Manacas – El Granzón – Araymatepuy
2.	Construction of sewerage systems:
•	Las Claritas – Nuevas Claritas – Santo Domingo
3.	Improvement and Paving of the existing road between Kilometer 85 and Las Cristinas

FOR THE FOLLOWING YEARS OF THE TERM OF THIS CONTRACT, CRYSTALLEX shall continue to: provide technical assistance to the small miners associations operating in the small miners area of the Project, bear the costs of maintenance, supplies and other operation expenses of the Centro Medico Asistencial Las Claritas, maintain the scholarship and internship programs for students, and the training of personnel, perform the activities of maintenance of the road to which the paragraph corresponding to year 2003 refers.

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CLAUSE EIGHTH
CRYSTALLEX’S OBLIGATIONS

1.-   CRYSTALLEX warrants that the operations of the mine subject-matter of Las Cristinas 4, 5, 6, and 7 Project shall be carried out by competent personnel with expertise in the gold mining area. To that end, it shall establish Training Programs for the personnel. According to Article 27 of the Organic Labor Law, during performance of this contract, at least ninety percent (90%) of the employees and of the workers are to be Venezuelans, except as established in Article 28 of said Law. Likewise, as from the date of execution hereof, CRYSTALLEX takes on the administrative personnel and workers that work at the operation and maintenance facilities of the Camp committed to Las Cristinas 4, 5, 6, and 7 Project, according to the payroll provided by THE CORPORATION and identified by letter ‘E’.

2.-   CRYSTALLEX shall use the most advanced technologies in order to achieve international standards and competitive cost. Likewise, it covenants that the gold mineral shall be recovered according to the best mining techniques in order to achieve an optimal recovery of the resource, making efforts to preserve the deposit and the environment in the performance of the exploitation works. CRYSTALLEX shall adapt to the provisions established in the Annual Production Plan approved by THE CORPORATION.

3.-   CRYSTALLEX is bound to meet the commitment of production and tenor of the gold mineral recovered, in accordance with the Annual Production Plan. Therefore, it binds itself to:

       3.1   Adopt the necessary precautions and measures to prevent and avoid occupational accidents and place special interest in the compliance with the provisions of the Ministry of Labor about industrial health and safety, in pursuance of the applicable legislation.

       3.2   Supply the equipment, consumable materials, and related services, such as drainage, dams, electrical control and distribution facilities, compressed air, ventilation system, pumping systems, drinking water treatment facilities, sewage facilities, communication and transport internal and external routes, dining areas and, in general, all facilities operated by it in the mine area.

       3.3   CRYSTALLEX is the sole employer of the personnel assigned to the performance of the works subject-matter of this contract. Therefore, it must bear the payment of all obligations derived from their employment relationship and strictly comply with the provisions of any applicable laws.

CRYSTALLEX expressly accepts to release THE CORPORATION from any joint and several liability as established in the Organic Labor Law. By virtue of the foregoing,

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CRYSTALLEX binds itself to reimburse all expenses or payments that THE CORPORATION may be bound to make by reason of labor actions filed against the same by virtue of the joint and several liability established in the aforesaid legal provisions.

       3.4   CRYSTALLEX must provide THE CORPORATION with the technical documentation for the obtainment of the environmental permits necessary for the operation of the mine subject-matter of Las Cristinas 4, 5, 6, and 7 Project. CRYSTALLEX must strictly comply with the applicable environmental legislation in the performance of the works subject-matter of this contract.

       3.5   CRYSTALLEX shall handle together with THE CORPORATION the obtainment of all permits for use of explosives and others stipulated by the Venezuelan laws and regulations in this connection.

       3.6   CRYSTALLEX, with the support of THE CORPORATION, must obtain the municipal, state or national permits or authorizations required for its legal operation, if applicable.

       3.7   CRYSTALLEX binds itself to engage, according to its operating requirements, Venezuelan service companies, preferably local and regional companies, and to purchase Venezuelan consumable supplies and materials to be used in this project, in accordance with the provisions of Presidential Decree No. 1.892 dated July 25, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.494, dated July 30, 2042.

       3.8   CRYSTALLEX binds itself to deliver to THE CORPORATION, under inventory, at the end of the term hereof, all facilities and equipment existing on such date and in proper operating conditions, normal wear and tear excepted, which must coincide with the inventory or list of equipment or facilities notified by CRYSTALLEX to THE CORPORATION at the time of their acquisition or construction, as the case may be, during the term of this contract. To that end, CRYSTALLEX binds itself to deliver to THE CORPORATION the list of equipment to be imported with its characteristics and specifications, including its commercial value.

       3.9   CRYSTALLEX shall deliver to THE CORPORATION, through the liaison Manager, within the first seven (7) days of each month, a report of the activities performed (technical studies made, including field and production information), as well as any other information required from it, for purposes of following up the project development.

       3.10   CRYSTALLEX binds itself to desist from any judicial claim or action that it may have against THE CORPORATION and THE CORPORATION binds itself to accept.

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CLAUSE NINTH
THE CORPORATION’S OBLIGATIONS

1.-   THE CORPORATION binds itself to deliver to CRYSTALLEX the existing technical studies performed about the area to be contracted, in order for CRYSTALLEX to make the Certification of the same and afterwards prepare the Feasibility Study.

2.-   THE CORPORATION may propose to CRYSTALLEX such specialized technical personnel as THE CORPORATION considers fit for the development of this project and CRYSTALLEX is free to hire said suggested personnel.

3.-   THE CORPORATION shall deliver to CRYSTALLEX, through an inventory attached hereto as Exhibit ‘F’, at the beginning of the tern hereof, the current facilities of the nine subject-matter of the Las Cristinas 4, 5, 6, and 7 Project, for the purposes of this contract.

4.-   THE CORPORATION shall take the necessary steps for the obtainment of the environmental and mining permits required for the execution of this Project. In any case, the periods of time established in this contract shall not begin to elapse until the obtainment of said authorizations or permits.

5.-   All notifications to the MEM hereunder shall be from THE CORPORATION.

CLAUSE TENTH
Bonds or Guaranties

1.-   CRYSTALLEX must present within the first sixty (60) days following execution of the contract and every year a faithful performance bond issued by a bank, for the performance of the contract, corresponding to five percent (5%) of the production value of the time that the construction lasts, which bond is to be released with the Certificate of Commencement (Acta de Inicio) of commercial production issued by THE CORPORATION. Likewise, CRYSTALLEX must keep an insurance policy for the equipment and facilities in order to cover damages, such as robbery, theft, fire and floods. Also, it must present a labor bond to guaranty the labor liabilities to be accrued each year.

2.   CRYSTALLEX, before commencing construction and exploitation, shall present the environmental bonds in favor of the Ministry of the Environment and Natural Resources that guaranty the remedy of the environmental damages that may be caused by the construction and exploitation prescribed in the Project, in order to proceed in accordance with Article 59 of the Law of Mines.

CLAUSE ELEVENTH
Technical Supervision

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1.-   THE CORPORATION shall create a Liaison Technical Management (Gerencia Técnica de Enlace) composed of a team of professionals who shall be in charge of supervising the proper progress of the works. Such team shall be under the responsibility of a Link Manager who may be freely designated and removed by THE CORPORATION. THE CORPORATION shall deliver to CRYSTALLEX in writing, as a result of the supervision, the comments or recommendations that it deems convenient and CRYSTALLEX must give consideration to the same in the terms indicated, unless CRYSTALLEX has different criteria with respect to the issues stated, which criteria must be informed to THE CORPORATION in a reasoned manner for the corresponding discussion to reach an agreement to the satisfaction of the parties. Likewise, CRYSTALLEX must bear the expenses of the remuneration of said Technical Management personnel and shall provide the necessary logistic support: it shall make physical space with its corresponding office furniture and computers available, provide transportation, board and lodging and shall allow free access to the Project area by the Technical Management personnel.

CLAUSE TWELFTH
Small Miners

CRYSTALLEX binds itself to provide technical assistance under the guidance of THE CORPORATION to groups of Small Miners organized and identified as Nuevas Claritas, Siete estrellas, Los Rojas, and La Bolivariana, established in delimited areas within the Las Cristinas project, and any other group that may be organized and that is approved by CRYSTALLEX, in order to guaranty sound operating practices and a lesser environmental impact,

CLAUSE THIRTEENTH
Notices

All notices to be given hereunder shall be in writing, in the Spanish language, and personally delivered. The notices shall be sent to the following addresses:

CORPORATION VENEZOLANA DE GUAYANA
Edificio CVG – Alta Vista
Puerto Ordaz, Estado Bolivar.
REPUBLICA BOLIVARIANA DE VENEZUELA
Attention: Gral (Div) Francisco José Rangel Gómez
Presidente de la Corporación Venezolana de Guayana.
Telephone: 0286 9681474 – 9681475
Telefax: 0286 9624805

CRYSTALLEX’s NAME
Address: Torre Forum, piso 12, Avenida Principal de Las Mercedes con calle Guaicaipuro, Urbanizaci6n El Rosal, Municipio Chacao.
Attention: Ing. Luis Felipe Cottin

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Title: Presidente de Crystallex de Venezuela, C.A.
Telephone: 0212 9526061
Telefax: 0212 9525011

Any of the parties may, by written notice, designate another officer as the addressee of the notices, as well as a new address for sending the corresponding notices. All notices shall be deemed to be given at the time when they are received by the corresponding addressee.

CLAUSE FOURTEENTH
Breach

l.-   If during the performance of the works herein prescribed, in a period of one year, CRYSTALLEX is not able to meet the average daily production or tenor of the mineral recovered established in the Annual Production Plan, CRYSTALLEX shall provide an economic compensation to THE CORPORATION in proportion to the benefits not received.

In order to quantify this effect of breach, the one-year period shall be counted as from the first day of work prescribed in the Annual Production Plan and, the total production of the year divided by three hundred and sixty-five days (365) shall be used as the daily average.

The suspensions of operations due to force majeure are excepted from being considered as breach, in accordance with Clause Fifteenth hereof.

2.-   Likewise, the causes described in Article 98 of the Law of Mines shall be deemed to be breaches.

3.-   Also, the breach of the environmental conditions issued by the Ministry of the Environment and Natural Resources (MARN) shall be penalized.

4.-   The causes defined as Material Breach in Clause First of this contract.

CLAUSE FIFTEENTH
Force Majeure

None of the parties shall be liable for any breach of the obligations undertaken hereunder, when such breach results from force majeure, which shall consist in any circumstance beyond the control of any of the parties that has not been reasonably foreseen and overcome and that may impede or excessively delay the performance of any obligation established in the contract. Such circumstances include, but are not limited to, events of nature such as floods, earthquakes, strong winds, as well as wars, sedition, epidemic, fire or any other of the same magnitude, and they also include new

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laws, decrees, regulations, ordinances or administrative acts of the government at its different levels or branches of State Power (Power Publico), issued by any legally competent public authority of the corresponding matter, provided that when such events occurs the affected party exercises the due care and diligence to reasonably control, avoid or prevent the event and the damaging consequences of the same. Any of the parties shall notify the other in writing, as soon as possible, if such party is not able to perform any of its obligations due to force majeure, as well as the reason for said noncompliance and must resume performance, if such were the case, within a reasonable period after disappearance of the force majeure. But in no case and for no reason shall the term of this contract be extended beyond the period hereinafter established.

CLAUSE SIXTEENTH
Termination of the Contract

1.-   THE CORPORATION and CRYSTALLEX may agree upon the termination hereof by mutual agreement when it is considered convenient due to the circumstances. After a period of time has been agreed by the parties for the termination of the contract, they both bind themselves to fully perform the obligations undertaken hereunder.

2.-   In the event of any of the parties’ breach, according to clause Sixteenth, the affected party shall have the right to terminate this contract immediately after the elapsing of ninety (90) days as from the date on which one of the parties gives written notice to the other attributing to it in a reasoned manner the breach of any of the obligations undertaken hereunder, provided that said breach has not been remedied within such period of time. If the party that invokes the breach considers that it may be remedied before the aforesaid ninety (90) days, it must expressly indicate in the notice to the other party the reasonable period of time within which such breach is to be remedied, expressly stating the reasons on which said period of time is based. If the breach is remedied in a period of time longer than that reasonably stated by the affected party or than that accepted by such affected party upon the proposal of the other party, provided that such period of time does not exceed the maximum limit of ninety (90) days, the breaching party shall pay to the other party the corresponding damages caused by the delay.

The stipulations of this number shall be applied in all cases of breach of this contract, except in the cases in which the clause establishes the form and time for rescission due to breach, and except as prescribed in Clause Twenty-fourth hereof

CLAUSE SEVENTEENTH
Environmental Legislation

1.-   CRYSTALLEX shall be responsible for compliance with the provisions in force regarding environmental conservation, defense, and improvement, specially those

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referred to the control of environmental impact of mining activities and correction, recovery, and improvement of the affected areas.

2.-   The mining activities developed in the parcels must be performed in a rational and scientific manner, in accordance with the sustainable development principle, environment conservation, and land use planning, according to articles 5 and 15 of the Law of Mines.

3.-   CRYSTALLEX is entitled to the rational use and utilization of public domain waters, provided that it observes the environmental provisions, respectively. Likewise, if necessary, it may use private domain waters, either through the establishment of easements or via expropriation, provided that the requirements established in the applicable legislation are met.

4.-   CRYSTALLEX must prepare the Environmental Handling Program and THE CORPORATION shall review and validate the same and be in charge of the steps to be taken before the Ministry of the Environment and Natural Resources.

CLAUSE EIGHTEENTH
TERM OF THE CONTRACT

1.-   This contract shall be in force as from the date of its execution for a period of twenty (20) years, extendible for one (1) or two (2) periods of ten (10) years, with the previous written agreement of the parties. Said extension must be notified before the term of the contract.

2.-   CRYSTALLEX binds itself to define and establish, by mutual agreement with THE CORPORATION and within one (1) year before the end of this contract, a plan for the transfer of the assets of the Las Cristinas 4, 5, 6, and 7 mine and its operations to THE CORPORATION.

CLAUS NINETEENTH
Settlement of Conflicts

Any doubts and controversies of any nature whatsoever that may arise out of the performance of this contract and which may not be amicably settled by the parties shall be decided by the competent courts of the Bolivarian Republic of Venezuela, in accordance with its laws, and in no case and for no reason may they give rise to claims before foreign courts.

CLAUSE TWENTIETH
Assignment of Contract

CRYSTALLEX may not assign, directly or indirectly, in whole or in part, its rights and/or delegate its obligations hereunder to another natural or legal person. Any

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assignment and/or delegation made in violation of this clause shall be null and without effect, except for the legal penalties derived from such assignment or delegation.

CLAUSE TWENTY-FIRST
Representations

1.-   The parties, being aware of the impossibility of foreseeing all contingencies that may arise during performance of this contract, agree that their intention is to agree between them on the basis of equity and without damaging the interests of both of them. If during performance hereof, any inequality, damage or injustice arises against any of them, they shall by mutual agreement endeavor to take the necessary actions to eliminate or remedy such inequality or damage.

2.-   The Ministry of Energy and Mines has granted to THE CORPORATION, by means of a contract entered into on May 16, 2002, in accordance with the provisions of Decree No. 1.757 of the President of the Republic dated April 29, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.437, dated May 7, 2002, the areas called Cristinas 4, 5, 6, and 7 located in the Sifontes Municipality of the State of Bolivar for the exploration, recovery and sale of the gold mineral present in deposits located in said areas. Likewise, it has been authorized to use the property committed to said areas that was transferred to the Republic in accordance with resolution No. 035 dated March 6, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.400 dated March 8, 2002. Therefore, no property rights are transferred to CRYSTALLEX by virtue of this contract or its Exhibits.

3.-   This contract is materially and legally complemented and supported, in addition to the stipulations herein, by its Exhibits mentioned in the text of this contract, which Exhibits are an integral and indivisible part hereof.

4.-   For purposes hereof, it shall be understood that for the technical, geological and legal knowledge of the Las Cristinas Project that CRYSTALLEX has, it is willing, ‘for its own risk and account’, to invest its human, technical, and financial resources in the exploitation of the deposit, without having anything to claim now and in the future on account of the results obtained in the exercise of said activities, since as a professional specialized in training activities it took precautions, made the pertinent studies, and was able to foresee the existing situations with respect to geology, production, historical production figures, mineralogical formation, potential and estimates of the results obtained and to be obtained. According to Article 34 of the Law of Mines, the existence of the mineral and that the same is industrially and economically exploitable are presumed, until proven to the contrary, but THE CORPORATION undertakes no responsibility with the execution of the contract for the truth of such facts. To such end, THE CORPORATION and CRYSTALLEX must verify the existing technical information to be delivered by THE CORPORATION within a term of ninety (90) days as from execution hereof, which shall be certified in Minutes issued for such purposes.

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17

CLAUSE TWENTY-SECOND
Complementary Provisions

1.-   The parties shall prepare and sign, within a term of thirty (30) working days as from execution of this contract, a detailed inventory of the facilities, property and equipment owned by the Republic that exist in the area of Las Cristinas 4, 5, 6, and 7 at the time when said inventory is signed, in accordance with number 3 of Clause Ninth hereof, which inventory shall be an integral part of this contract.

2.-   Should the MEM grant THE CORPORATION an authorization for the exploration, exploitation, commercialization, and sale of the copper mineral existing in the Las Cristinas 4, 5, 6, and 7 area, THE CORPORATION binds itself to enter into the corresponding addendum with CRYSTALLEX, complementary to this contract, in order to fix the conditions in which said activities shall be performed by CRYSTALLEX.

3.-   This contract may be amended by mutual agreement of the parties, by means of an addendum therefor entered into, without changing the spirit, purpose and reason that led them to enter into it.

CLAUSE TWENTY-THIRD
Applicable Law

The contracting parties expressly declare that this contract and its exhibits shall be governed by the laws of the Bolivarian Republic of Venezuela.

CLAUSE TWENTY-FOURTH
Rescission of Contract

This contract may be unilaterally rescinded by THE CORPORATION, with no indemnification whatsoever for CRYSTALLEX, in the event of delay in commencement, suspension of any of the activities, or breach of contract for a period of one (1) year without a duly justified reason.

CLAUSE TWENTY-FIFTH
Domicile

Without prejudice to the jurisdiction corresponding to the Political-Administrative Chamber of the Supreme Court of Justice to take cognizance of the controversies relating to administrative contracts, the city of Ciudad Guayana, Caroni Municipality of the State of Bolivar, is chosen as the special domicile and the controversies shall be submitted to the courts of said city.

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18

This contract is made in three (3) counterparts with the same content and effects, in Ciudad Guayana, on the seventeenth day of the month of September of year 2002.

By THE CORPORATION	By CRYSTALLEX
(Sgd.) (Illegible)	(Sgd.) (Illegible)

BOLIVARIAN REPUBLIC OF VENEZUELA. Dr. PEDRO E. ALFARO. NOTARY PUBLIC OF THE FOURTH NOTARY PUBLIC’S OFFICE OF PUERTO ORDAZ, AUTONOMOUS MNICIPALITY OF CARONI OF THE STATE OF BOLIVAR. Puerto Ordaz, September 17, Two Thousand and Two. 192° and 143°. The foregoing document drawn up by lawyer FIRELY C. NAVARRO, registered in the Inpreabogado under N° 11121 was presented to be authenticated and returned, as per form N° 38890, dated 09-17-2002. The parties executing the document being present, they stated that their names were FRANCISCO JOSE RANGEL GOMEZ AND MARC J. OPPENHEIMER, of legal age, domiciled in Puerto Ordaz, State of Bolivar, a citizen of Venezuela and a citizen of the United States of America, both married, holders of Identity Card No. 2.520.281 and Passport No. 152092004. The original having been read to them and compared to its copies and such original and copies having been signed before the Notary, the executing parties stated: ‘ITS CONTENT IS TRUE AND OURS THE SIGNATURES THAT APPEAR AT THE BOTTOM THEREOF’. The Notary, by virtue whereof, declares it authenticated in the presence of witnesses YANNINA GUILLEN and GABRIELA RODRIGUEZ, holders of Identity Cards Nos. 11.995.595 and 11.636.896. The document was recorded under N° 16, Volume 86 of the Books of Authentication kept by this Notary Public’s Office. The undersigned Notary Public certifies that in this act Article 78, Number 2 of the Decree with the Force of Law on Public Registry and Notary Public’s Offices was complied with. Likewise, he certifies that he saw: 1) Decree No. 430 of the CORPORATION VENEZOLANA DE GUAYANA, dated 12-29-1960, published in Official Gazette of the Republic of Venezuela No. 26.445 dated 12-30-1960, the last amendment to which having been made through Decree of Law No. 1.531 dated 11-07-2001, published in Official Gazette of the Bolivarian Republic of Venezuela No. 5.553 dated 11-12-2001, which has the prerogatives and privileges that the National Treasury grants in the Preliminary Title of the Organic Law on National Public Finance and is exempt from the payment of all taxes, duties, and contributions as determined by articles 24 and 25 of said Decree, represented by its President, Francisco Rangel Gómez, according to designation made by the President of the Republic through Presidential Decree No. 1.034, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.054, on 10-10-2000, sufficiently authorized for this act according to articles 36 and 37 of said Decree Law. 2) Resolution No. 8.700 and Resolution DIR-No. 8.705 dated: 09-02-2002 and 09-16-2002, respectively. 3) Resolution of the Board of Directors of CRYSTALLEX INTERNATIONAL CORPORATION dated 09-16-2002. 4) The Notary’s Office was convened at the office of C.V.G., Alta Vista, Puerto Ordaz, today, at 11:00 a,m., upon the request from the interested party.

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19

The Notary Public (Sgd.) (Illegible). Dr. Pedro E. Alfaro. Fourth Notary Public of Puerto Ordaz. The Witnesses. (Sgd.) (Illegible) Yannina Guillen. (Sgd.) (Illegible) Gabriela Rodriguez. The executing Parties (Sgd.) (Illegible) Francisco J. Rangel Gómez. (Sgd.) (Illegible) Marc J. Oppenheimer.

The undersigned Notary Public does hereby certify that he saw By-Laws No.1, By-laws referred to, in general, to the performance of the businesses and affairs of CRYSTALLEX INTERNATIONAL CORPORATION, dated 01-23-1998.

THE NOTARY PUBLIC. Dr. Pedro E. Alfaro M. Fourth Notary Public of Puerto Ordaz.

(There is a linear seal that reads: ‘Attorney Firely C. Navarro. I.P.S.A. No. 11121. VPC Legal Affairs’ and there is an illegible signature on the same. There is a linear seal that reads: ‘Fourth Notary Public’s Office of Puerto Ordaz. Form No. 38890. Fees: n/e. Execution: 09-17-02’. There are several round seals that read: ‘Bolivarian Republic of Venezuela. Ministry of the Interior and Justice. Fourth Notary Public’s Office. Autonomous Municipality of Caroni. Pto Ordaz’, with the Coat of Arms of the Bolivarian Republic of Venezuela in the center. There are initials on the pages).”

The foregoing is a true and exact translation of the attached document written in Spanish, rendered upon the request from an interested party, IN WITNESS WHEREOF, I affix my signature and stamp my official seal in Caracas, on this eighteenth day in the month of January, year Two Thousand and Five.

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Decree N° 1.757	April 29, 2002

HUGO CHAVEZ FRIAS
President of the Republic

In compliance of article 23 of the Decree with Rank and Force of Law of Mines, in Council of Ministers in Government.

WHEREAS

It is a priority for the Republic, the reactivation of the mining activity to the effects of increasing its contribution to the National Product and to the generation of employment,

WHEREAS

That the Activities of Mining are of relevant importance for the Region of Guayana,

WHEREAS

That the deposits located in the area of the expired and extinguished gold concessions Cristina 4, Cristina 5, Cristina 6 y Cristina 7, constitute an important reservoir of this mineral,

DRECREES

Article 1°. Shall be reserved to the National Executive, through the Ministry of Energy and Mines, the direct exercise of the exploration and exploitation of the gold mineral located at the deposit in the area of the expired and extinguished concessions of gold Cristina 4, Cristina 5, Cristina 6 and Cristina 7, located in the Municipality of Sifontes of the State of Bolivar.

Article 2°. The area denominated Cristina 4 has a total surface of approximately ONE THOUSAND HECTARES (1000 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa and Datum Sirgas-Regven
Datum La Canoa.

Datum La Canoa	Datum Sirgas-Regven

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POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	683,208.00	666,284.00	682,850.76	666,093.52
BOT – 2	685,208.00	666,284.00	684,850.76	666,093.52
BOT – 3	685,208.00	671,284.00	684,850.76	671,093.50
BOT – 4	683,208.00	671,284.00	682,850.78	671,093.50

Article 3°. The area denominated Cristina 5 has an approximated total surface of NINE HUNDRED THIRTY NINE WITH FOUR HECTARES (939,4 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa. And Datum Sirgas-Regven

Datum La Canoa Datum	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	685,208.00	671,284.00	684,850.77	671,093.50
BOT – 2	685,208.00	668,340.00	684,850.77	668,149.50
BOT – 3	687,070.00	668,340.00	686,712.76	668,149.50
BOT – 4	687,070.00	673,340.00	686,712.78	673,149.49
BOT – 5	685,208.00	673,340.00	684,850.77	673,149.49

Article 4°. The area denominated Cristina 6 has an approximated total surface of NINE HUNDRED FORTY FOUR AND TWO HECTARES (944,02 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa. And Datum Sirgas-Regven

Datum La Canova	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	685,208.00	668,340.00	684,850.77	668,149.50
BOT – 2	685,208.00	663,340.00	684,850.75	663,149.52
BOT – 3	687,070.00	663,340.00	686,712.74	663,149.52
BOT – 4	687,070.00	668,340.00	686,712.76	668,149.50

Article 5°. The area denominated Cristina 7 has an approximated total surface of ONE THOUSAND TWO HECTARES (1002 Ha), defined by a closed polygonal and vertex expressed in the coordinates U.T.M. (Universal Transversal of Mercator) Huso 20, Datum La Canoa and Datum Sirgas-Regven.

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Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	887,070.00	563,340.00	686,712.74	663,149.52
BOT – 2	689,070.00	663,340.00	688,712.73	663,149.51
BOT – 3	689,070.00	668,340.00	688,712.75	668,149.50
BOT – 4	687,070.00	668,340.00	686,712.73	668,149.50

Article 6°. In exercise of the right of exploration and exploitation referred in Article 1 of this Decree, the Minister of Energy and Mines has the faculty to contract with the Corporación Venezolana de Guayana or with any other entity of the exclusive property of the Republic, the activities required to carry out said exploration and exploitation, in the technical and economical terms more convenient for the rational exploitation of the mentioned deposits.

Article 7°. The present Decree will enter in force and effect from its publication in the Official Gazette of the Bolivarian Republic of Venezuela.

Article 8°. The Secretaries of Energy and Mines and of the Secretary of the Presidency of the Republic are in charge of the execution of this Decree.

In Caracas, April 20, 2002. Year 192° of the Independency and 143° of the Federation.

Be Executed.

HUGO CHAVEZ FRIAS

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Bolivarian Republic of Venezuela
Ministry of Energy and Mines
Office of the Minister

The Bolivarian Republic of Venezuela, through the Ministry of Energy and Mines, represented in this act by its Minister, Dr. Alvaro Silva Calderón, a Venezuelan, of legal age, of this domicile, and bearer of Identity Card V-928.729, authorized by designation conferred through Decree No. 1.153, dated December 28, 2000, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.108 dated December 28, 2000, hereinafter referred to as “THE MINISTRY”, on the one hand; and on the other, the Corporación Venezolana de Guayana, an Autonomous Institute assigned to the Ministry of the Secretary of the Presidency, created by Decree No. 430, dated December 29, 1960, published in Official Gazette of the Republic of Venezuela No. 26.445, dated December 30, 1960, amended by Decree No. 1.531 with the Force of Law of Partial Amendment to the Organic Statute of Development of Guayana, dated November 7, 2001, published in Official Gazette of the Bolivarian Republic of Venezuela No. 5.553, Extraordinary, dated November 12, 2001, represented in this act by its President, Major General (Army), Francisco José Rangel Gómez, a Venezuelan, of legal age, domiciled in Ciudad Bolívar, bearer of Identity Card No. V-2.520.281, which designation is evidenced from Decree No. 1.034, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.054, dated October 10, 2000, and in accordance with the provision of article 36 and number 10 of article 37 of the aforesaid Decree-Law No. 1.531, hereinafter referred to as “THE CORPORATION”, have agreed, in accordance with number 8 of article 4 of the above-mentioned Decree No. 1.531 dated November 7, 2001, to enter into this Contract in the terms and conditions specified in the following clauses:

FIRST: “THE MINISTRY” authorizes “THE CORPORATION” for the execution of the works of exploration, exploitation, and sale of the gold mineral that is in the deposits located in the areas of the concessions called Cristina 4, Cristina 5, Cristina 6 and Cristina 7, in the Municipality of Sifontes of the State of Bolivar, all in accordance with the plans attached hereto as Annex “A” that are an integral part hereof. Likewise, it authorizes “THE CORPORATION” for the use of the property committed to said concessions that was transferred to the Republic according to Resolution No. 035, dated March 6, 2002, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.400, dated March 08, 2002, and Minutes dated May 10, 2002.

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2

The area and coordinates of said concessions are the following:

a.       The area called Cristina 4 has an approximate total area of ONE THOUSAND HECTARES (1,000 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	683,208.00	666,284.40	682,850.76	666,093.52
BOT – 2	685,208.00	666,284.00	684,850.76	666,093.52
BOT – 3	685,208.00	671,284.00	684,850.76	671,093.50
BOT – 4	683,208.00	671,284.00	682,850.78	671,093.50

b.       The area called Cristina 5 has an approximate total area of NINE HUNDRED THIRTY-NINE HECTARES AND FOUR ARES (939.4 Ha), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven

Datum La Canoa	Datum Sirgas-Regven

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POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	685,208.00	671,284.00	684,850.77	671,093.50
BOT – 2	685,208.00	668,340.00	684,850.77	668,149.50
BOT – 3	687,070.00	668,340.00	686,712.76	668,149.50
BOT – 4	687,070.00	673,340.00	686,712.78	673,149.49
BOT – 5	685,208.00	673,340.00	684,850.77	673,149.49

c.       The area called Cristina 6 has an approximate total area of NINE HUNDRED FORTY-FOUR HECTARES AND TWO ARES (944.2 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	685,208.00	668,340.00	684,850.77	668,149.50
BOT – 2	685,208.00	663,340.00	684,850.75	663,149.52
BOT – 3	687,070.00	663,340.00	686,712.74	663,149.52
BOT – 4	687,070.00	668,340.00	686,712.76	668,149.50

d.       The area called Cristina 7 has an approximate total area of ONE THOUSAND TWO HECTARES (1,002 Ha.), defined by a closed traverse line and vertices expressed in U.T.M. (Universal Transversal Mercator) coordinates, Zone (Huso) 20, Datum La Canoa and Datum Sirgas-Regven.

Datum La Canoa	Datum Sirgas-Regven

POINT	NORTH (m)	EAST (m)	NORTH (m)	EAST (m)
BOT – 1	687,070.00	663,340.00	686,712.74	663,149.52
BOT – 2	689,070.00	663,340.00	688,712.73	663,149.51
BOT – 3	689,070.00	668,340.00	688,712.75	668,149.49
BOT – 4	687,070.00	668,340.00	686,712.73	668,149.50

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SECOND: For purposes of an adequate performance of this Contract, “THE CORPORATION” may enter into operation agreements with third parties, after informing the Ministry of Energy and Mines in writing within a period of time not shorter than ten (10) business days.

THIRD: “THE CORPORATION” covenants that the exploitation of the gold mineral shall be made in accordance with the best mining techniques in order to achieve an optimal recovery of the resource, making efforts to conserve the deposit and preserve the environment. For the execution of the exploitation works, “THE CORPORATION” shall adjust to the provisions established in the plans of exploration, exploitation and other activities to that end made by it, which plans must be previously approved by the THE MINISTRY and other entities related to the matter.

For purposes of this Clause, compliance with the provisions in force regarding environmental conservation, defense, and improvement, specially those referred to the control of environmental impact of mining activities and the correction, recovery, and improvement of the affected areas, shall be of the exclusive responsibility of “THE CORPORATION”.

FOURTH: “THE CORPORATION’s failure to comply with the plans prescribed in Clause THIRD shall be a cause for rescission of this Contract.

FIFTH: Of the gross income generated by the exploitation and sale of the gold mineral, THE CORPORATION binds itself to deliver on a quarterly basis to the National Treasury (Fisco Nacional) three percent (3%) of the commercial value in Caracas of the mineral sold.

SIXTH: THE CORPORATION shall deduct from the gross income generated by the exploitation and sale of the gold mineral all the expenses accrued or paid, as the case may be, which are normal and necessary, made in the country with the purpose of producing the benefits, such as: salaries and wages, interest of principal received from loans and invested in production; taxes paid by reason of economic activities or of property that generates income, indemnification corresponding to the workers by virtue of the work, determined according to the Law or to employment contracts, a reasonable amount to meet the depreciation of permanent assets and the amortization of the cost of other elements invested in production; the expenses of administration and conservation of real property given in lease, the expenses of ordinary repairs of property intended for production, and research and development expenses, among others. From the result obtained, THE CORPORATION binds itself to deliver to the National Treasury (Fisco Nacional) an amount of thirty-four percent (34%).

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SEVENTH: If THE CORPORATION executes the exploitation o£ the deposits referred to in this Contract by itself, Clause SIXTH hereof shall not be applied.

EIGHTH: THE CORPORATION, in addition to observing the Decree with the Status and Force of Law of Mines dated September 5, 1999, published in Official Gazette of the Republic of Venezuela No. 5.382, Extraordinary, dated September 28, 1999, to the extent possible, must provide the officials of the Ministry of Energy and Mines with the information required and the facilities that its employees may require for a better performance of their functions.

NINTH: “THE CORPORATION” must begin the works of exploitation of the gold mineral of the deposits of concessions Cristina 4, Cristina 5, Cristina 6, and Cristina 7, within two (2) years after the date when this Contract is entered into. Failure to perform this obligation, as well as the interruption of the exploitation for a period of two (2) years, shall be a cause for rescission of this Contract.

TENTH: THE CORPORATION binds itself to use preferably Venezuelan workers and employees and, if possible, of the region. To that end, it shall establish, to the extent possible, personnel training programs. Likewise, it shall give preference to regional companies for the purchase of goods, materials, equipment or machinery, specialized services, and execution of infrastructure works and various supporting tasks, always provided that both the personnel and the companies are qualified therefor.

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ELEVENTH: Failure to perform or delay in performance of any of the obligations of this Contract shall not be considered as non-performance, violation or breach of the same, if such failure or delay is due to act of God or force majeure. Labor conflicts, strikes, any order or requirement from a legitimate authority, explosions, wars and blockades, sabotages, mutinies, fire, floods, lightning, or other acts of nature shall be considered as such, provided that at the time of occurrence of such events the affected Party exercises due care and diligence to reasonably control, avoid, or prevent the event and its damaging consequences. Either Party, as soon as possible, shall notify the other Party in writing the cause for the failure to perform any of its obligations due to force majeure, and shall resume performance, if such were the case, within a reasonable period of time after the force majeure that gave rise to the failure to perform has disappeared. But in no case and for no cause shall the duration of this Contract be extended beyond the period of time established in Clause Thirteenth.

TWELFTH: The doubts and controversies of any nature whatsoever that may arise by reason of the performance of this Contract and which cannot be amicably settled by the Parties shall be decided by the competent courts of the Bolivarian Republic of Venezuela, in accordance with its laws, and for no reason or cause shall they give rise to foreign claims.

THIRTEENTH: This Contract shall be in effect from the date of its execution for up to a period of twenty (20) years, extendable for two (2) periods of ten (10) years each, with the prior written agreement of the Parties.

FOURTEENTH: For purposes of this Contract, its effects and consequences, the city of Caracas is chosen as special domicile, and the Parties declare to submit themselves to the jurisdiction of the competent Courts of said city. This Contract is made in three (3) counterparts with the same content and effects. In Caracas, on the 16th day of the month of May of 2002.

(Sgd.) (Illegible)	(Sgd.) (Illegible)

By the Ministry of	By the Corporación
Energy and Mines	Venezolana de Guayana

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BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE. SECOND NOTARY PUBLIC’S OFFICE OF PUERTO ORDAZ. AUTONOMOUS MUNICIPALITY OF CARONI OF THE STATE OF BOLIVAR, Puerto Ordaz. June 13, 2002. 192° and 143°. The foregoing document, drawn up by lawyer Firely C. Navarro A., duly registered in the Bar Association under Diploma No. (blank), in Association (Blank) and registered in the Inpeabogado under No. 11.121, Legal Fee Form No. 175528, dated 06-13-2002 was paid, under the Law on Legal Fees currently in force, only with respect to the signature of FRANCISCO JOSE RANGEL GOMEZ, of legal age, domiciled in Ciudad Guayana, a Venezuelan, married, bearer of Identity Card No. 2.520.281. The document having read, the executing party stated: “Its content is true and mine the signature that appears at the bottom of the instrument.” The Notary, by virtue whereof, certifies this document and the copies with original signatures that will form the Principal Volume and the Duplicate, the document being registered under No. 08, Volume 82 of the Authentication Books. Witnesses were María de Lanser and Noravis Alcalá, bearers of Identity Cards Nos. 6.022.083 and 9.903.288, officers of this Notary’s Office designated for this act. The Notary Public certifies that he saw: 1) One counterpart of Official Gazette of the Republic of Venezuela No. 26.445 dated November 30, 1960. 2) One counterpart of Official Gazette of the Bolivarian Republic of Vnezuela No. 5.553 (Extraordinary) dated November 12, 2001 and 3) One counterpart of Official Gazette of the Republic of Venezuela No. 37.054 dated

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BOLIVARIAN REPUBLIC OF VENEZUELA, MINISTRY OF THE INTERIOR AND JUSTICE. Dr. YOLANDA MENDOZA F. PROVISIONAL FIRST NOTARY PUBLIC OF THE AUTONOMOUS MUNICIPALITY OF BARUTA OF THE STATE OF MIRANDA. June 19, 2002. 192° and 143°. The foregoing document, drawn up by lawyer Firely C. Navarro A., registered in the Inpreabogado under No. 11.121, was presented to be authenticated and returned as per Form No. 99.486, dated 06-17-2002. The executing party being present, he stated that his name was Alvaro Silva Calderón, of legal age, domiciled in Caracas, a Venezuelan, married, bearer of Identity Card No. 928.729. The document having read and compared with its photocopies and the photocopies and the original having been signed, he stated: “Its content is true and mine the signature that appears at the bottom of the instrument.” The Notary, by virtue whereof, declares it authenticated in the presence of witnesses Cristobal Bravo and Jaime Andreu bearers of Identity Cards Nos. 12.357.090 and 14.157.533, the document being recorded under No. 28, Volume 40, of the Authentication Books kept by this Notary Public’s Office. The undersigned Notary certifies that she saw Decree No. 1.153 dated December 28, 2000, published in Official Gazette of the Bolivarian Republic of Venezuela No. 37.108, dated December 28, 2000. Likewise, the undersigned Notary certifies that the Notary’s Office was convened at TORRE OESTE, PISO 14, PARQUE CENTRAL, today at 7:00 p.m. upon the request from an interested party. Officer authorized for this act: Virgilio Suares, Identiy Card No. 2.070.097. Signature: (Sgd.) (Illegiblle). The Provisional Notary Public. (Sgd.) (Illegiblle). Dra. Yolanda Espinoza Foucault. Provisional First Notary Public of the Municipality of Baruta, Miranda State. Witnesses (Sgd.) (Illegiblle). (Sgd.) (Illegiblle). The Executing Party (Sgd.) (Illegiblle).